Exhibit 99.2



Kingsoft Cloud Holdings Limited
金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

Stock Code : 3896

2023

Annual Report



Contents

Company Information

BOARD OF DIRECTORS

Chairman and Non-executive Director

Mr. Lei Jun (雷軍)

Executive Directors

Mr. Zou Tao (鄒濤) *(Vice Chairman of the Board)*
Mr. He Haijian (何海建)

Non-executive Directors

Mr. Feng Honghua (馮宏華)
  (appointed on March 20, 2024)
Dr. Qiu Ruiheng (仇睿恒)
  *(appointed on March 29, 2023 and
  resigned on March 20, 2024)*
Dr. Ye Hangjun (葉航軍)
  (resigned on March 29, 2023)

Independent non-executive Directors

Mr. Yu Mingto (喻銘鐸)
Mr. Wang Hang (王航)
Ms. Qu Jingyuan (曲靜淵)

AUDIT COMMITTEE

Mr. Yu Mingto (喻銘鐸) *(Chairman)*
Ms. Qu Jingyuan (曲靜淵)
Mr. Wang Hang (王航)

COMPENSATION COMMITTEE

Ms. Qu Jingyuan (曲靜淵) *(Chairlady)*
Mr. Lei Jun (雷軍)
Mr. Yu Mingto (喻銘鐸)

NOMINATION COMMITTEE

Mr. Lei Jun (雷軍) *(Chairman)*
Ms. Qu Jingyuan (曲靜淵)
Mr. Yu Mingto (喻銘鐸)
Mr. Wang Hang (王航)

CORPORATE GOVERNANCE COMMITTEE

Mr. Zou Tao (鄒濤) *(Chairman)*
Mr. He Haijian (何海建)
Mr. Feng Honghua (馮宏華)
  (appointed on March 20, 2024)
Ms. Qu Jingyuan (曲靜淵)
Dr. Qiu Ruiheng (仇睿恒)
  *(appointed on March 29, 2023 and resigned on
  March 20, 2024)*

COMPANY SECRETARY

Ms. So Ka Man (蘇嘉敏)
Ms. Wang Yi (王軼)
  (resigned on August 22, 2023)

AUTHORIZED REPRESENTATIVES

Mr. Zou Tao (鄒濤)
Ms. So Ka Man (蘇嘉敏)

HEADQUARTER AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

Building D, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District
Beijing, 100085
PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon, Hong Kong

REGISTERED OFFICE IN THE CAYMAN ISLANDS

Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

AUDITOR

Ernst & Young
Certified Public Accountants
Registered Public Interest Entity Auditor
27/F, One Taikoo Place
979 King's Road
Quarry Bay, Hong Kong




Company Information

LEGAL ADVISORS

As to Hong Kong law and United States law
Davis Polk & Wardwell
10th Floor
The Hong Kong Club Building
3A Chater Road
Hong Kong

As to PRC law
Fangda Partners
27/F, North Tower, Beijing Kerry Centre
1 Guanghua Road, Chaoyang District
Beijing
PRC

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
26/F-28/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

HONG KONG SHARE REGISTRAR

Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong

PRINCIPAL BANK

Industrial and Commercial Bank of China (Asia) Limited
34/F, ICBC Tower
3 Garden Road Central
Hong Kong

STOCK CODE

3896

NASDAQ STOCK TICKER

KC

COMPANY'S WEBSITE

ksyun.com





Key Highlights

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2023

Financial Highlights

	For the year ended December 31,		Year-on-year Change
	2022 *RMB'000*	**2023** ***RMB'000***	%
Revenues	8,180,107	**7,047,461**	-13.8%
Gross profit	429,538	**850,169**	97.9%
Loss before income taxes	(2,663,915)	**(2,165,688)**	-18.7%
Net loss	(2,688,388)	**(2,183,647)**	-18.8%
Net loss attributable to Kingsoft Cloud Holdings Limited	(2,658,184)	**(2,176,340)**	-18.1%

Non-GAAP Financial Measure

In evaluating our business, we consider and use certain non-GAAP measures, including adjusted gross profit (Non-GAAP Financial Measure), adjusted gross margin (Non-GAAP Financial Measure), adjusted EBITDA (Non-GAAP Financial Measure), adjusted EBITDA margin (Non-GAAP Financial Measure), adjusted net loss (Non-GAAP Financial Measure) and adjusted net loss margin (Non-GAAP Financial Measure), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.




Key Highlights

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Measures)

We define non-GAAP adjusted gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define non-GAAP adjusted gross margin as non-GAAP adjusted gross profit as a percentage of revenues. The following tables reconcile our non-GAAP adjusted gross profit in 2022 and 2023 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the year ended December 31,		
	2022	**2023**	
	RMB	***RMB***	***US$***
		(in thousands)	
Gross profit	429,538	**850,169**	**119,744**
Adjustments:			
Share-based compensation (allocated in cost of revenues)	15,618	**9,757**	**1,374**
Adjusted gross profit	445,156	**859,926**	**121,118**

	For the year ended December 31,	
	2022	**2023**
	(%)	***(%)***
Gross margin	5.3	**12.1**
Adjusted gross margin	5.4	**12.2**





Key Highlights

Adjusted Net Loss and Adjusted EBITDA (Non-GAAP Financial Measure)

We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange gain (loss) and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure) and adjusted EBITDA (margin) (Non-GAAP Financial Measure) in 2022 and 2023 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the year ended December 31,		
	2022	**2023**	
	RMB	***RMB***	***US$***
		(in thousands)	
Net Loss	(2,688,388)	**(2,183,647)**	**(307,559)**
Adjustments:			
Share-based compensation	359,835	**181,645**	**25,584**
Foreign exchange loss	334,629	**57,211**	**8,058**
Impairment of long-lived assets	–	**653,670**	**92,067**
Adjusted net loss			
(Non-GAAP Financial Measure)	(1,993,924)	**(1,291,121)**	**(181,850)**
Adjustments:			
Interest income	(80,743)	**(78,410)**	**(11,044)**
Interest expense	137,812	**146,026**	**20,567**
Income tax expense	24,473	**17,959**	**2,529**
Depreciation and amortization	1,157,424	**940,482**	**132,464**
Adjusted EBITDA			
(Non-GAAP Financial Measure)	(754,958)	**(265,064)**	**(37,334)**
Loss on disposal of property and equipment	28,788	**22,996**	**3,239**
Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA	(726,170)	**(242,068)**	**(34,095)**

	For the year ended December 31,	
	2022	**2023**
	(%)	***(%)***
Net loss margin	(32.9)	**(31.0)**
Adjusted net loss margin (Non-GAAP Financial Measure)	(24.4)	**(18.3)**
Adjusted EBITDA margin (Non-GAAP Financial Measure)	(9.2)	**(3.8)**
Normalized Adjusted EBITDA margin (Non-GAAP Financial Measure)	(8.9)	**(3.4)**




Key Highlights

OPERATING HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2023

We adopt a premium customer strategy, focusing on leading enterprises in selected verticals to establish market presence efficiently. Therefore, we believe that a number of key operating metrics in relation to our Premium Customers, as presented in the table below, can evaluate our business and measure our performance. We believe that these metrics are indicative of our overall business and performance. The calculation of the key metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

	For the Year Ended December 31,		
	2021	2022	**2023**
Public Cloud Services			
Number of Public Cloud Service Premium Customers	222	197	**214**
Average revenues per Public Cloud Service Premium Customers (RMB in million)[1]	27.3	26.7	**20.1**
Enterprise Cloud Services			
Number of Enterprise Cloud Service Premium Customers	382	347	**285**
Average revenues per Enterprise Cloud Services Premium Customers (RMB in million)[1]	10.7	7.9	**9.1**
Total			
Number of Premium Customers[2]	597	537	**486**
Average revenues per Premium Customer (RMB in million)[1]	17.0	14.9	**14.2**

Notes:

(1)   Due to the acquisition of Camelot Group in 2021, average revenues per Premium Customer for 2021 is calculated by dividing (i) the sum of (x) consolidated revenues of our Group generated from Premium Customers in 2021 and (y) revenues generated from Premium Customers of Camelot Group for the period from January 1 to September 3, 2021, by (ii) the number of Premium Customers for 2021.

(2)   The number of Premium Customers for the year ended December 31, 2021 includes customers of Camelot Group and Shenzhen Yunfan with revenue of over RMB700,000 for the same year. Premium Customers are determined based on the total revenues from customers, while Public Cloud Premium Customers and Enterprise Cloud Premium Customers are determined based on the revenues from public cloud services and enterprise cloud services, respectively.




Business Review and Outlook

BUSINESS REVIEW FOR THE REPORTING PERIOD

In 2023, we continue to uphold the principle of high-quality and sustainable development, build success based on technology and innovation, and forge our reputation throughout the entire business process with customer centricity. We have been enhancing our operations management and proactively embracing the new AI era. During the fiscal year 2023, our profitability has been steadily improved, demonstrating the success of our strategies.

Total revenues reached RMB7,047.5 million (US$992.6 million) in 2023. Revenues from public cloud services were RMB4,381.7 million (US$617.2 million) and revenues from enterprise cloud services were RMB2,664.0 million (US$375.2 million). Gross profit was RMB850.2 million (US$119.7 million), increased by 97.9% from RMB429.5 million in 2022. Gross margin was 12.1%, compared with 5.3% in 2022. Non-GAAP gross profit was RMB859.9 million (US$121.1 million), increased by 93.2% from RMB445.2 million in 2022. Non-GAAP gross margin was 12.2%, compared with 5.4% in 2022.

PRODUCTS AND INDUSTRY-SPECIFIC SOLUTIONS

We provide a full suite of cloud products based on our extensive infrastructure, and are developed based on the same suite of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware and SaaS applications, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery. We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers' feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have designed industry-specific solutions covering a wide spectrum of industry verticals, including Internet, public service, healthcare, gaming, artificial intelligence and financial service, among others.

In 2023, we started to embrace AI industry. We also upgraded our core storage, database, network and other products with AIGC-facing features, and continue to perfect our Model as a Services (MaaS) mutual trust designated zone solution.




Business Review and Outlook

INFRASTRUCTURE

Our distributed infrastructure is the foundation of our technology. As of December 31, 2023, we owned around 95,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase and lease servers, network equipment, network resources and data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include IDC operators, telecommunication operators and server providers in China.

In 2023, we have reaffirmed our original aspiration for sustainable high-quality development strategy and resolutely implemented cost reduction and efficiency initiatives. Adhering to our business plan, we prudently manage our capital expenditure and focus on enhancing our high-performance computing power. In 2023, our total capital expenditure was RMB1,964.7 million (US$276.7 million).

Looking forward, we will keep improving our efficiencies and optimize our resources in an effort to improve overall profitability, sustainability and long-term competitive edge.

RESEARCH AND DEVELOPMENT

We build our success based on technology and innovations. We stay committed to cloud-native technology development and have built up customer-centric research and development capabilities. To fulfill business needs of customers, we have been promoting seamless collaboration between solution development and service team and research and development team. With first-hand observations of customers' business, we are able to respond and tailor our solutions to address their needs in a timely manner. Leveraging our industry know-how, we also preemptively develop solutions to optimize customer experiences. For example, on top of our big-data middleware, we have developed different data management system suitable for different industries. Our technology platform acts as the foundation for product development and innovation to continuously address the evolving business needs of our customers, enabling us to constantly enhance customer engagement.

In 2023, we have established our AI Research and Development Center to support the research from three major capability areas, namely application, algorithm, and platform. We have entered into strategic cooperation with WPS AI to mutually improve the AI technology by sharing training technology, establishing computing power pool and etc.

In 2023, we have been building our Beijing – Wuhan dual Research and Development Center. Through voluntary relocation of key research and development staffs from Beijing, and local recruitment in Wuhan, our Wuhan team has quickly grown to over 500 people (including outsourcing staff and interns, etc.), accounting for approximately 40% of our total research and development personnel.

In 2023, our research and development expenses were RMB784.8 million and our research and development personnel reached 1,243 as of December 31, 2023.





Business Review and Outlook

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

ESG has been an important part of our corporate strategies and we have integrated ESG into our daily business operation and management. With our strong commitment into ESG, we have upgraded our ESG management to Board level. Our Board believes that continuous advancement of ESG management framework is beneficial to the sustainable development of the Company. Thus the Board has appointed the Corporate Governance Committee, on behalf of the Board, to closely oversee and guide ESG issues. This year, we published the 2023 Environmental, Social and Governance Report of the Company (the "**ESG Report**") in April along with this annual report. It is consecutively the fourth ESG report, since we proactively published report in the first year of our listing on NASDAQ in 2020.

BUSINESS OUTLOOK

Looking forward, with both opportunities and challenges lying ahead, we will continue upholding our path to maintain high-quality and sustainable development, keep investing into technology and embrace AI in all aspects. We will maintain our strict control over costs and expenses, improving our operating efficiencies and profitability. With all these efforts, we aim to create value for our customers, shareholders, employees and society.





Management Discussion and Analysis

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(All amounts in thousands, except for share and per share data)

	For the year ended December 31,		
	2022 RMB	2023 RMB	2023 US$
Revenues:			
Public cloud services	5,360,282	**4,381,741**	617,155
Enterprise cloud services	2,816,976	**2,663,993**	375,216
Others	2,849	**1,727**	243
Total revenues	8,180,107	**7,047,461**	992,614
Cost of revenues	(7,750,569)	**(6,197,292)**	(872,870)
Gross profit	429,538	**850,169**	119,744
Operating expenses:			
Selling and marketing expenses	(560,059)	**(460,221)**	(64,821)
General and administrative expenses	(1,149,677)	**(1,060,022)**	(149,301)
Research and development expenses	(971,216)	**(784,807)**	(110,538)
Impairment of long-lived assets	–	**(653,670)**	(92,067)
Total operating expenses	(2,680,952)	**(2,958,720)**	(416,727)
Operating loss	(2,251,414)	**(2,108,551)**	(296,983)
Interest income	80,743	**78,410**	11,044
Interest expense	(137,812)	**(146,026)**	(20,567)
Foreign exchange loss	(334,629)	**(57,211)**	(8,058)
Other loss, net	(43,810)	**(32,673)**	(4,602)
Other income, net	23,007	**100,363**	14,136
Loss before income taxes	(2,663,915)	**(2,165,688)**	(305,030)
Income tax expense	(24,473)	**(17,959)**	(2,529)
Net loss	(2,688,388)	**(2,183,647)**	(307,559)
Less: net loss attributable to non-controlling interests	(30,204)	**(7,307)**	(1,029)
Net loss attributable to Kingsoft Cloud Holdings Limited	(2,658,184)	**(2,176,340)**	(306,530)




Management Discussion and Analysis

Total revenues reached RMB7,047.5 million (US$992.6 million), representing a decrease of 13.8% from RMB8,180.1 million in 2022. The decrease was due to proactive scale-down of content delivery network (**CDN**) services within public cloud services, and more stringent project selection of enterprise cloud services.

• Revenues from public cloud services were RMB4,381.7 million (US$617.2 million), representing a decrease of 18.3% from RMB5,360.3 million in 2022.

• Revenues from enterprise cloud services were RMB2,664.0 million (US$375.2 million), representing a decrease of 5.4% from RMB2,817.0 million in 2022.

• Other revenues were RMB1.7 million (US$0.2 million).

Cost of revenues was RMB6,197.3 million (US$872.9 million), representing a decrease of 20.0% from RMB7,750.6 million in 2022. Among which: IDC costs decreased by 24.9% to RMB3,211.2 million (US$452.3 million) from RMB4,275.3 million in 2022. The decrease was in line with our adjustment of CDN services. Depreciation and amortization costs were RMB774.0 million (US$109.0 million), compared with RMB990.7 million in 2022, mainly as a result of impairment of long-live assets. Fulfillment costs were RMB229.5 million (US$32.3 million), representing a decrease of 42.2% from RMB396.8 million in 2022. The decrease was mainly because we have been focusing more on cloud-native and software-layer enterprise cloud projects. Solution development and services costs were RMB1,804.8 million (US$254.2 million) in 2023, compared with RMB1,873.9 million in 2022.

Gross profit increased by 97.9% to RMB850.2 million (US$119.7 million) in 2023, from RMB429.5 million in 2022. **Gross margin** increased to 12.1%, from 5.3% in 2022. **Non-GAAP gross profit** increased to RMB859.9 million (US$121.1 million) in 2023, from RMB445.2 million in 2022. **Non-GAAP gross margin** increased to 12.2% in 2023, from 5.4% in 2022. Such increases were primarily because of the optimization of revenue mix, improvement of business quality and our effective cost controls.

Selling and marketing expenses were RMB460.2 million (US$64.8 million), compared with RMB560.1 million in 2022. The decrease was mainly because certain of our share-based awards have been fully vested.

General and administrative expenses were RMB1,060.0 million (US$149.3 million), compared with RMB1,149.7 million in 2022. The decrease was mainly due to the strict control over daily operating expenses.

Research and development expenses were RMB784.8 million (US$110.5 million), compared with RMB971.2 million in 2022. The decrease was mainly due to our workforce transition from Beijing to Wuhan.

Impairment of long-lived assets was RMB653.7 million (US$92.1 million), mainly attributable to impairment loss of public cloud asset group.

Operating loss was RMB2,108.6 million (US$297.0 million), compared with RMB2,251.4 million in 2022.

Net loss was RMB2,183.6 million (US$307.6 million), compared with net loss of RMB2,688.4 million in 2022.

Non-GAAP net loss was RMB1,291.1 million (US$181.9 million), compared with net loss of RMB1,993.9 million in 2022.




Management Discussion and Analysis

Non-GAAP EBITDA was RMB-265.1 million (US$-37.3 million), compared with RMB-755.0 million in 2022.

Non-GAAP EBITDA margin was -3.8%, compared with -9.2% in 2022.

Basic and diluted net loss per share was RMB0.61 (US$0.09), compared with RMB0.73 in 2022.

LIQUIDITY AND CAPITAL RESOURCE

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors. As of December 31, 2023, substantially all of our cash and cash equivalents were located in the Mainland China and Hong Kong. In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities.

As of December 31, 2023, our cash and cash equivalents amounted to RMB2,255.3 million (US$317.7 million), representing a decrease of 34.0% from RMB3,419.2 million of December 31, 2022.

FOREIGN EXCHANGE EXPOSURE

We transact a majority of our business in RMB, and have transactional currency exposures. Certain of our bank balances, other receivables, and accruals and other payables are dominated in foreign currencies and are exposed to foreign currency risk. We currently do not have a foreign currency hedging policy. However, our management monitors foreign exchange exposure and will consider appropriate hedging measures in the future should the need arise.

GEARING RATIO

Gearing ratio is calculated by dividing the sum of bank loans, loans from related parties and lease liabilities by total equity and multiplied by 100%. As of December 31, 2023, the gearing ratio of the Group was 36.2% (as of December 31, 2022: 20.1%).

MATERIAL INVESTMENTS

For the year ended December 31, 2023, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total assets as of December 31, 2023). As of December 31, 2023, the Group did not have other plans for material investments and capital assets.

CONTINGENT LIABILITIES

As of December 31, 2023, the Group did not have any material contingent liabilities.

MATERIAL ACQUISITIONS AND DISPOSALS

For the year ended December 31, 2023, the Group did not conduct any material acquisitions and disposals of subsidiaries, consolidated affiliated entities, associates, and joint ventures.




Management Discussion and Analysis

EMPLOYEES AND REMUNERATION

The Company had 10,493 employees as of December 31, 2023, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function during the Reporting Period:

Function	Number of Employees	Percentage
Research and development	1,243	12%
Sales and marketing	372	3%
General and administrative	613	6%
Solution development and services	8,265	79%
Total	**10,493**	**100%**

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation, and recruitment through executive search, to satisfy our demands for different types of talents.

We provide regular and specialized trainings tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.

We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.

As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial governments, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. During the year ended December 31, 2023, there was no forfeiture of contributions under the defined contribution plans of the Group, and there were no forfeited contributions had been used by the Group to reduce the existing level of contributions.

PLEDGE OF ASSETS

The Company had pledged electronic equipment with a carrying amount of RMB421.9 million and RMB585.0 million as of December 31, 2023 and 2022, respectively, for obtaining loans.




Directors' Report

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the year ended December 31, 2023.

DIRECTORS

The Directors who held office during the Reporting Period and up to the Latest Practicable Date are:

Chairman of the Board and Non-executive Director

Mr. Lei Jun (雷軍)

Executive Directors

Mr. Zou Tao (鄒濤) *(Vice Chairman of the Board)*
Mr. He Haijian (何海建)

Non-executive Directors

Mr. Feng Honghua (馮宏華) *(appointed on March 20, 2024)*
Dr. Qiu Ruiheng (仇睿恒) *(appointed on March 29, 2023 and resigned on March 20, 2024)*
Dr. Ye Hangjun (葉航軍) *(resigned on March 29, 2023)*

Independent non-executive Directors

Mr. Yu Mingto (喻銘鐸)
Mr. Wang Hang (王航)
Ms. Qu Jingyuan (曲靜淵)

Biographical details of the Directors are set out in the section headed "Directors and Senior Management" of this annual report.

GENERAL INFORMATION

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability. The Company's ADSs, each of which represents 15 Shares, were listed on Nasdaq under the symbol of "KC" on May 8, 2020. The Company's Shares were listed on the Main Board of the Hong Kong Stock Exchange under the stock code "3896" and stock short name "KINGSOFT CLOUD" on December 30, 2022.

PRINCIPAL ACTIVITIES

The Group is a leading independent cloud service provider in China. With our full commitment to cloud service, we are dedicated to mobilizing our resources to enable our customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.




Directors' Report

BUSINESS REVIEW

The discussions in the sections headed "Business Review and Outlook", "Management Discussion and Analysis" and "Other Information" of this annual report regarding, among others, a fair review of the Company's business, an indication of likely future development of the Company's business, an analysis of the Group's financial performance, the Group's key relationships with its stakeholders and events affecting the Company that have occurred since the end of the Reporting Period as required by Schedule 5 to the Companies Ordinance, form part of this Directors' report.

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk Factors" in the Listing Document and the Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission. The following is a summary of certain principal risks and uncertainties facing our Group, some of which are beyond our control.

Risks Relating to Our Business and Industry

- Our historical financial and operating results may not be indicative of future performance.

- We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.

- To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.

- We have recorded negative cash flows from operating activities historically.

- The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

- Data loss, security incidents and other attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

- Goodwill represented a significant portion of our total assets. If our goodwill is to be impaired, our results of operations and financial condition may be adversely affected.

  Cloud service and solutions reporting unit

  As of December 31, 2023 and 2022, the Group elected to bypass the qualitative assessment and proceed directly to perform quantitative assessment for the goodwill allocated to Cloud service and solutions reporting unit due to industry and market considerations, and overall financial performance of the reporting unit. The fair value of this reporting unit has been determined using the discount cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included projected revenue growth rates for public cloud services revenue, IDC costs, and discount rate. As of December 31, 2023, as the fair value of the Cloud service and solutions reporting unit amounted to RMB8,886,000 thousand which exceeded its carrying amount by RMB4,110,892 thousand or 86.09%, no impairment loss was recognized.




Directors' Report

PRINCIPAL RISKS AND UNCERTAINTIES (Continued)

Risks Relating to Our Business and Industry (Continued)

Cloud service and solutions reporting unit (Continued)

The following table sets forth the range of significant assumptions used in the goodwill impairment assessment of Cloud service and solutions reporting unit as of December 31, 2022 and 2023:

	December 31, 2023	December 31, 2022
Projected public cloud services revenue growth rates	**7.06%-16.16%**	3.00%-18.40%
Projected IDC costs as a percentage of public cloud services revenue	**46.47%-60.70%**	68.12%-76.13%
Discount rate	**12.5%**	14%

Changes in projected public cloud services revenue growth rates reflect the Group's renewed business plan to optimize its business mix, by focusing on the development of public cloud services other than CDN services and continuously scaling down the CDN services. Changes in the projected IDC costs as a percentage of public cloud services revenue demonstrate higher margin resulting from improving business mix, and the Group's proactive cost-control strategies of price negotiation with IDC service providers. Changes in discount rate primarily resulted from adjustments made to the company risk premium.

A sensitivity analysis of the goodwill impairment shows that, with all other variables holding constant, a reasonably possible change in key parameters would not cause the carrying amount of the Cloud service and solutions reporting unit to exceed its fair value.

Cloud-based digital solution and services reporting unit

The Group performed qualitative assessment for the goodwill allocated to Cloud-based digital solution and services reporting unit and concluded that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. In consideration of the timing of last quantitative assessment performed, the Group updated its quantitative assessment. The fair value of this reporting unit has been determined using the discount cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included projected revenue growth rates, gross margin, and discount rate. As of December 31, 2023, as the fair value of the Cloud-based digital solution and services reporting unit amounted to RMB3,159,000 thousand, exceeding its carrying amount by RMB588,204 thousand or 22.88%, no impairment loss was recognized. As of December 31, 2022, the Company performed qualitative assessment, determined that it was not more likely than not that the fair value of this reporting unit was less than its carrying amount, and concluded that the quantitative goodwill impairment test was unnecessary.

The following table sets forth the range of significant assumptions used in the goodwill impairment assessment of Cloud-based digital solutions and service reporting unit as of December 31, 2023:

	December 31, 2023
Revenue growth rates	**8.16%-18.77%**
Gross margin	**22.27%-22.35%**
Discount rate	**13%**

A sensitivity analysis of the goodwill impairment shows that, with all other variables hold constant, a reasonably possible change in significant assumptions would not cause the carrying amount of the Cloud-based digital solution and services reporting unit to exceed its fair value.

Directors' Report

PRINCIPAL RISKS AND UNCERTAINTIES (Continued)

Risks Relating to Our Business and Industry (Continued)

- Significant impairment of our property and equipment could materially impact our financial position and results of our operations.

  For the year ended December 31, 2022, the Group performed recoverability tests using the undiscounted cash flows method, and concluded that the long-lived assets were recoverable. As such, the Group did not recognize any impairments of long-lived assets for the year ended December 31, 2022.

  In consideration of the continuous declines in public cloud service revenue as result of the Group's partial scale-down of its CDN services, the Group performed recoverability tests and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable during the year ended December 31, 2023. As the estimated fair value of these assets was below their carrying value, the Group recognized a total of RMB653,670 thousand (US$92,067 thousand) of impairment loss on its long-lived assets for the year ended December 31, 2023. The Group determines the fair value of the asset group using the discounted cash flows method with the assistance of an independent third-party valuation firm. The significant assumptions used in the discounted cash flows included revenue growth rates for public cloud services, IDC costs, and discount rate, all of which were classified as level 3 inputs under the fair value hierarchy.

  The Group performed a recoverability test for the public cloud asset group as of December 31, 2023, and no further impairment is considered necessary.

  The discounted cash flows method used in calculating the fair value of the asset group is a widely used valuation model.

  The following table sets forth the range of significant assumptions used in long-lived assets impairment assessment for the years ended December 31, 2022 and 2023:

	December 31, 2023	December 31, 2022
Public Cloud services revenue growth rates	**(19.14%)-18.40%**	7.00%-18.40%
IDC costs as a percentage of public cloud services revenue	**50.46%-76.85%**	68.12%-76.13%
Discount rate	**12.5%**	N/A

  Recoverability test will be performed subsequent to December 31, 2023, and valuation method is not expected to change.





Directors' Report

PRINCIPAL RISKS AND UNCERTAINTIES (Continued)

Risks Relating to Our Relationships with Kingsoft Group and Xiaomi

- If we are no longer able to benefit from our business cooperation with Kingsoft Group or Xiaomi Group and its ecosystem, our business may be adversely affected.

- Kingsoft Group and Xiaomi Group are our existing customers, from which we received a portion of revenues and made borrowings. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.

- Any policy changes, punishment or litigation against Kingsoft Group or Xiaomi, or any negative developments in Kingsoft Group's or Xiaomi's market position, brand recognition or financial condition may materially and adversely affect our reputation, business, results of operations and financial condition.

- Certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Risks Relating to Our Corporate Structure and the Contractual Arrangements

- There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the contractual arrangement for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of our Company. If the PRC government finds such agreements that establish the structure for operating our businesses in China non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

- Uncertainties exist with respect to the interpretation and implementation of Foreign Investment Law and its implementing rules and other foreign investment related laws and regulations and how they may impact our business, financial condition and results of operations.

- The Company relies on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

- Any failure by the VIEs or the registered shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.




Directors' Report

PRINCIPAL RISKS AND UNCERTAINTIES (Continued)

Risks Relating to Doing Business in China

- A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.

- We may be adversely affected by political tensions between the United States and China.

- Changes in China's economic or social conditions or government policies could have a material adverse effect on our business and operations.

- Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.

- You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

- The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.

- We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

- The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report.

- Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.





Directors' Report

PRINCIPAL RISKS AND UNCERTAINTIES (Continued)

Risks Relating to Our ordinary shares and the ADSs

• The price and trading volume of our ordinary shares and the ADSs may be volatile, which could lead to substantial losses to investors.

• If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price for our ordinary shares and the ADSs and trading volume could decline.

• Substantial future sales or perceived sales of our ordinary shares or the ADSs in the public market could materially and adversely affect the price of our ordinary shares or the ADSs.

• Techniques employed by short sellers may drive down the market price of our ordinary shares or the ADSs.

• Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ordinary shares or the ADSs for a return on your investment.

ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment, and giving back to community and achieving sustainable growth. Details of such are set out in the ESG Report which is published along with this annual report.





Directors' Report

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Save as may be disclosed in the ESG Report, the Group has complied with the relevant laws and regulations that have a significant impact on the operations of the Group, including the requirements under the Hong Kong Companies Ordinance (Chapter 622 of the Laws of Hong Kong), the Listing Rules, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the Corporate Governance Code contained in Appendix C1 to the Listing Rules for, among other things, the disclosure of information and corporate governance.

CONNECTED TRANSACTIONS

During the Reporting Period, save as disclosed in this section, no related party transaction disclosed in Note 20 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules.

Partially-exempt Continuing Connected Transactions under Framework Agreement with Kingsoft Corporation

On December 20, 2022, in order to regulate the ongoing transactions between the Group and Kingsoft Group, the Company entered into a framework agreement with Kingsoft Corporation (the "**Kingsoft Framework Agreement**"), pursuant to which, (i) we will provide cloud services to the Kingsoft Group, including but not limited to cloud storage, cloud computing services and comprehensive cloud solutions, and (ii) Kingsoft Group will provide the comprehensive property management and administrative services to us, including but not limited to property management services and other related administrative support for our office space.

The initial term of the Kingsoft Framework Agreement commences from the Listing Date and will expire on December 31, 2024. The Kingsoft Framework Agreement will be subject to negotiation at renewal with mutual consent and in compliance with the requirements of the Listing Rules.

Throughout the Reporting Period, and as of the Latest Practicable Date, Kingsoft Corporation is our controlling shareholder within the meaning under the Listing Rules. Kingsoft Corporation is therefore a connected person of the Company.

Further details of the Framework Agreement with Kingsoft Corporation and the transactions contemplated thereunder are set out in the section headed "Connected Transactions" in the Listing Document.

The annual cap for fees payable by Kingsoft Group in respect of the provision of cloud services by our Group for the year ended December 31, 2023 is RMB265.3 million, while the actual transaction amount for the year ended December 31, 2023 is approximately RMB236.0 million. The annual cap for the fees payable to Kingsoft Group in respect of the provision of comprehensive property management and administrative services by Kingsoft Group for the year ended December 31, 2023 is RMB16.1 million, while the actual transaction amount for the year ended December 31, 2023 is approximately RMB9.2 million.




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempt Continuing Connected Transactions under the Loan Facility Framework Agreement with Kingsoft Corporation

On December 4, 2023, to raise additional financial resources to continue to grow the business supporting revenue through computing power equipment procurement and R&D, the Company entered into a loan facility framework agreement (the "**Loan Facility Framework Agreement**") with Kingsoft Corporation, pursuant to which, Kingsoft Corporation agreed to provide a loan facility of up to RMB1.5 billion (the "**Loan Facility**") to the Group during the period commencing from December 5, 2023 and ending at December 31, 2025.

Subject to the terms of the Loan Facility Framework Agreement, upon fulfillment of the conditions for drawdown, the relevant members of the Group may apply for drawdown by serving a written notice upon the relevant members of the Kingsoft Group within 10 working days prior to the relevant drawdown date.

Pursuant to the Loan Facility Framework Agreement, the Group will not be required to provide any security for the drawdown of a loan facility in the principal amount of not exceeding RMB500 million (the "**Unsecured Loan Facility**"), as long as the applicable conditions are met, which were all met subsequent to entering into the relevant agreements. As the transactions contemplated under the Unsecured Loan Facility was conducted on normal commercial terms or better, it constituted continuing connected transaction(s) but is fully exempted under Rule 14A.90 of the Listing Rules, including the requirement to set annual caps. In December 2023, the Group borrowed RMB500 million from the Unsecured Loan Facility with fixed annual interest rate of 3.75% per annum, and will fully repay the loan in September 2024.

In the event that any drawdown to be made under the Loan Facility does not satisfy the conditions as Unsecured Loan Facility (the "**Secured Loan Facility**"), the Group shall create charge over certain fixed assets in favor of Kingsoft Corporation. No drawdown under the Secured Loan Facility was made during the year ended December 31, 2023. The annual cap in respect of the Secured Loan Facility is the maximum amount available for drawdown under the Loan Facility which, as approved by independent Shareholders, for each financial year of 2024 and 2025, shall not exceed RMB1.5 billion.

Details of the Loan Facility Framework Agreement and the Loan Facility are set out in the announcement and circular of the Company dated December 4, 2023 and January 12, 2024, respectively.




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Framework Agreement with Xiaomi

On December 20, 2022, in order to regulate the ongoing transactions between the Group and Xiaomi Group, the Company entered into a framework agreement with Xiaomi (the "**Xiaomi Framework Agreement**"), pursuant to which, (i) we will provide cloud services to Xiaomi Group, including but not limited to cloud storage and cloud computing services and comprehensive cloud solutions, (ii) we will purchase customized terminal devices and software from Xiaomi Group, and (iii) we will continue to obtain financing from Xiaomi Group by way of sale-and-leaseback arrangement.

The initial term of the Xiaomi Framework Agreement commences from the Listing Date and will expire on December 31, 2024. The Xiaomi Framework Agreement will be subject to negotiation at renewal with mutual consent and in compliance with the requirements of the Listing Rules.

During the Reporting Period, Xiaomi is a substantial shareholder of the Company, and Mr. Lei Jun, our non-executive Director and Chairman, is the controlling shareholder of Xiaomi. Xiaomi is therefore a connected person of the Company.

Further details of the Framework Agreement with Xiaomi and the transactions contemplated thereunder are set out in the section headed "Connected Transactions" in the Listing Document.

The annual cap for the fee payable by Xiaomi Group in respect of the provision of cloud services by our Group for the year ended December 31, 2023 is RMB1,343.0 million, while the actual transaction amount for the year ended December 31, 2023 is approximately RMB868.3 million. The annual cap for the fee payable to Xiaomi Group in respect of the purchase of customized terminal devices and software for the year ended December 31, 2023 is RMB401.3 million, while the actual transaction amount for the year ended December 31, 2023 is approximately RMB0.1 million. The annual cap for the finance leases (maximum outstanding balance of finance lease and interest) provided by Xiaomi Group for the year ended December 31, 2023 is RMB1,400.0 million, while the highest outstanding balance incurred during the year ended December 31, 2023 was approximately RMB814.9 million.




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements

During the Reporting Period, we conducted our value-added telecommunication services through our Consolidated Affiliated Entities in the PRC, as value-added telecommunication services are subject to foreign investment restriction in accordance with the applicable PRC laws and regulations, and it is not viable for the Group to hold Consolidated Affiliated Entities directly through equity ownership.

Therefore, in order for the Company to effectively control and enjoy the entire economic benefits of Consolidated Affiliated Entities, a series of Contractual Arrangements have been entered into among the WFOEs, the Consolidated Affiliated Entities and the Registered Shareholders. The Contractual Arrangements enable the Company to (i) receive substantially all of the economic benefits derived from our Consolidated Affiliated Entities in consideration for the services provided by the WFOEs to the Consolidated Affiliated Entities; (ii) exercise effective control over the Consolidated Affiliated Entities; and (iii) hold an exclusive option to purchase the equity interests and assets in the Consolidated Affiliated Entities to the extent permitted by PRC law.

Other than the Contractual Arrangements described in this annual report, there was no other new contractual arrangement entered into, renewed or reproduced during the year ended December 31, 2023. There was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted for the year ended December 31, 2023. As of December 31, 2023, none of the Contractual Arrangements has been terminated as none of the restrictions that led to the adoption of the Contractual Arrangements has been removed.





Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

Summary of the material terms of the Contractual Arrangements

The following simplified diagram illustrate the flow of economic benefits from Consolidated Affiliated Entities to our Group stipulated under the Contractual Arrangements:


The Company
100%
Kingsoft Cloud Corporation Limited
100%
WFOEs(1)
Registered shareholders(3)
Comprehensive technical support, consulting services and other services
Service fees
VIEs and their respective subsidiaries(2)

Notes:

(1) The WFOEs refer to Beijing Kingsoft Cloud and Yunxiang Zhisheng.

(2) The VIEs refer to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information. Each of Nanjing Qianyi, Kingsoft Cloud Tianjin and Shanghai Jinxun Ruibo is a subsidiary of Kingsoft Cloud Network, which is wholly owned by Zhuhai Kingsoft Cloud. Each of Chibi Kingsoft Cloud Network Technology Co., Ltd.* (赤壁金山雲網絡技術有限公司), one of the Project Entities (defined below), and Shenzhen Yunfan is a subsidiary of Wuhan Kingsoft Cloud, which is indirectly wholly owned by Kingsoft Cloud Information through Beijing Jinxun Ruibo. Each of the remaining Project Entities (defined below), including Rizhao Kingsoft Cloud Network Technology Co., Ltd.* (日照金山雲網絡技術有限公司), Kingsoft Cloud Network Technology (Jiangsu) Co., Ltd.* (金山雲網絡技術(江蘇)有限公司), Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd.* (金山雲(慶陽)數據信息科技有限公司), Kingsoft Cloud Intelligent City Technology (Guizhou) Co., Ltd.* (金山雲智慧城市科技(貴州)有限公司) and Kingsoft Cloud Perception City Technology (Anhui) Co., Ltd.* (金山雲感知城市科技(安徽)有限公司) and its subsidiary Changjiang Digital Technology (Anhui) Co., Ltd.* (長江數字科技(安徽)有限公司), is a subsidiary of Kingsoft Cloud Network, which is wholly owned by Zhuhai Kingsoft Cloud.

(3) Zhuhai Kingsoft Cloud is held as to 79.60% and 20.40% by Beijing Digital Entertainment and Ms. Qiu Weiqin, respectively, as registered shareholders. Beijing Digital Entertainment is a wholly-owned subsidiary of Kingsoft Corporation, our controlling shareholder under the definition of the Listing Rules, and Ms. Qiu Weiqin is a former senior management member of Kingsoft Corporation. Kingsoft Cloud Information is held as to 80% and 20% by Ms. Qiu Weiqin and Mr. Zou Tao, our executive Director and acting CEO, respectively, as registered shareholders.

(4) "——▶" denotes direct legal and beneficial ownership in the equity interest.

(5) "- - - ▶" denotes contractual relationship.

(6) "◀- - ▶" denotes the control by WFOEs over the registered shareholders and our Consolidated Affiliated Entities through (i) powers of attorney to exercise all shareholders' rights in the Consolidated Affiliated Entities; (ii) exclusive call options to acquire all or part of the equity interests and/or assets in the Consolidated Affiliated Entities; and (iii) equity interest pledges over the equity interests in the Consolidated Affiliated Entities.

Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

Exclusive Consultation and Technical Service Agreement

Under the exclusive consultation and technical service agreement dated November 9, 2012, as amended and supplemented on November 29, 2019 and July 15, 2022, Beijing Kingsoft Cloud has agreed to exclusively provide the following services (among others) to Zhuhai Kingsoft Cloud:

- the licensing of software, copyrights and know-how legally owned by Beijing Kingsoft Cloud;

- the provision of comprehensive consultancy services related to business operation, management and technology;

- the development, maintenance and updates of hardware and database;

- the development of application software and related operational support and updates;

- the provision of technical training for employees;

- the collection and research of technical information; and

- the provision of other related services as required by Zhuhai Kingsoft Cloud from time to time.

Zhuhai Kingsoft Cloud has agreed to (i) annually pay service fees equal to 100% of its revenues for the year deducting its costs in the same period with the relevant costs being agreed by both parties, and (ii) pay service fees for certain services as required by Beijing Kingsoft Cloud from time to time. The service fees are adjustable at the sole discretion of Beijing Kingsoft Cloud. The exclusive consultation and technical service agreement shall remain effective for 20 years from November 9, 2012 unless expressly provided otherwise or Beijing Kingsoft Cloud unilaterally decides to terminate the exclusive consultation and technical service agreement. Beijing Kingsoft Cloud can unilaterally renew this agreement for a further period determined by itself.

On July 18, 2018, Kingsoft Cloud Information and Yunxiang Zhisheng entered into an exclusive consultation and technical service agreement, which was later amended and supplemented on November 29, 2019 and July 15, 2022 and contains terms substantially similar to the exclusive consultation and technical service agreement described above. With the change of the shareholding structure of Kingsoft Cloud Information, where Mr. Zou Tao replaced Mr. Wang Yulin as a registered shareholder of Kingsoft Cloud Information, the original exclusive consultation and technical service agreement entered into between Kingsoft Cloud Information and Yunxiang Zhisheng was terminated on August 24, 2022. On the same day, a new exclusive consultation and technical service agreement with substantially the same terms was entered into between Kingsoft Cloud Information and Yunxiang Zhisheng.




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

Exclusive Consultation and Technical Service Agreement (Continued)

Loan Agreements

On November 9, 2012 and June 20, 2014, Ms. Qiu Weiqin and Beijing Kingsoft Cloud entered into loan agreements, as amended and supplemented on November 29, 2019 and July 15, 2022, under which Beijing Kingsoft Cloud agreed to provide Ms. Qiu Weiqin interest-free loans. Under these loan agreements, the loans shall be repaid by transferring Ms. Qiu Weiqin's equity interest in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designee.

On July 18, 2018, Mr. Wang Yulin and Ms. Qiu Weiqin entered into a loan agreement with Yunxiang Zhisheng, under which Yunxiang Zhisheng agreed to provide Mr. Wang Yulin and Ms. Qiu Weiqin an interest-free loan. This agreement was later amended and supplemented on November 29, 2019 and July 15, 2022, and contains terms substantially similar to the loan agreements described above. With the change of the shareholding structure of Kingsoft Cloud Information, where Mr. Zou Tao replaced Mr. Wang Yulin as a registered shareholder of Kingsoft Cloud Information, the original loan agreement entered into among Mr. Wang Yulin, Ms. Qiu Weiqin and Yunxiang Zhisheng was terminated on August 24, 2022. On the same day, a new loan agreement with substantially the same terms was entered into among Mr. Zou Tao, Ms. Qiu Weiqin and Yunxiang Zhisheng.

Equity Pledge Agreement

Each of Ms. Qiu Weiqin and Beijing Digital Entertainment, the shareholders of Zhuhai Kingsoft Cloud, has entered into an equity pledge agreement with Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud on June 20, 2014, which was later amended and supplemented on July 15, 2022. Under the equity pledge agreement, Ms. Qiu Weiqin and Beijing Digital Entertainment pledged their respective equity interest in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud to secure obligations under the applicable loan agreements, exclusive purchase option agreement, shareholder voting right trust agreement, and exclusive consultation and technical service agreement. Ms. Qiu Weiqin and Beijing Digital Entertainment further agreed not to transfer or pledge their equity interest in Zhuhai Kingsoft Cloud without the prior written consent of Beijing Kingsoft Cloud. The equity pledge agreement will remain binding until the pledgers, Ms. Qiu Weiqin and Beijing Digital Entertainment, as the case may be, discharge all of their obligations under the above-mentioned agreements. The equity pledges under the equity pledge agreement have been registered with the competent PRC regulatory authority.

On July 18, 2018, Mr. Wang Yulin and Ms. Qiu Weiqin entered into an equity pledge agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, which was amended and supplemented on July 15, 2022, and contains terms substantially similar to the equity pledge agreement described above. With the change of the shareholding structure of Kingsoft Cloud Information, where Mr. Zou Tao replaced Mr. Wang Yulin as a registered shareholder of Kingsoft Cloud Information, the original equity pledge agreement entered into among Mr. Wang Yulin, Ms. Qiu Weiqin, Yunxiang Zhisheng and Kingsoft Cloud Information was terminated on August 24, 2022. On the same day, a new equity pledge agreement with substantially the same terms was entered into among Mr. Zou Tao, Ms. Qiu Weiqin, Yunxiang Zhisheng and Kingsoft Cloud Information. As of the Latest Practicable Date, the respective equity pledge over the shares held by each of Ms. Qiu Weiqin and Mr. Zou Tao under the equity pledge agreement has been registered with the competent PRC regulatory authority.




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

Exclusive Consultation and Technical Service Agreement *(Continued)*

Exclusive Purchase Option Agreement

Ms. Qiu Weiqin and Beijing Digital Entertainment, the shareholders of Zhuhai Kingsoft Cloud, entered into an exclusive purchase option agreement with Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud on June 20, 2014, which was later amended and supplemented on November 29, 2019 and July 15, 2022. Under the exclusive purchase option agreement, Ms. Qiu Weiqin granted Beijing Kingsoft Cloud or its designee an option to purchase her equity interest in Zhuhai Kingsoft Cloud at a price equal to the higher of the amount of the loan provided to Ms. Qiu Weiqin, and the minimum amount of consideration permitted by PRC law, and Beijing Digital Entertainment granted Beijing Kingsoft Cloud or its designee an option to purchase its equity interest in Zhuhai Kingsoft Cloud at a price equal to the higher of RMB1 and the minimum amount of consideration permitted by PRC law. Ms. Qiu Weiqin and Beijing Digital Entertainment also granted Beijing Kingsoft Cloud or its designee an option to purchase all or a portion of the assets of Zhuhai Kingsoft Cloud for the minimum amount of consideration permitted by PRC law. Ms. Qiu Weiqin and Beijing Digital Entertainment also agreed not to transfer or mortgage any equity interest in or dispose of or cause the management to dispose of any material assets of Zhuhai Kingsoft Cloud without the prior written consent of Beijing Kingsoft Cloud. The exclusive purchase option agreement shall remain in effect until all of the equity interests in Zhuhai Kingsoft Cloud have been acquired by Beijing Kingsoft Cloud or its designee.

On July 18, 2018, Mr. Wang Yulin and Ms. Qiu Weiqin entered into an exclusive purchase option agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, which was later amended and supplemented on November 29, 2019 and July 15, 2022, and contains terms substantially similar to the exclusive purchase option agreement described above. With the change of the shareholding structure of Kingsoft Cloud Information, where Mr. Zou Tao replaced Mr. Wang Yulin as a registered shareholder of Kingsoft Cloud Information, the original exclusive purchase option agreement entered into among Mr. Wang Yulin, Ms. Qiu Weiqin, Yunxiang Zhisheng and Kingsoft Cloud Information was terminated on August 24, 2022. On the same day, a new exclusive purchase option agreement with substantially the same terms was entered into among Mr. Zou Tao, Ms. Qiu Weiqin, Yunxiang Zhisheng and Kingsoft Cloud Information.

Upon the transfer of the relevant Registered Shareholders' equity interests in the relevant VIEs or the assets of the relevant VIEs, either (i) all the consideration received by the relevant Registered Shareholders for transfer of such equity interests or received by the relevant VIE for transfer of such assets shall be fully returned to the relevant WFOE, or (ii) such consideration to be paid by the relevant WFOE shall be waived by the relevant Registered Shareholders or the relevant VIE accordingly (each as the case may be).




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

Exclusive Consultation and Technical Service Agreement (Continued)

Shareholder Voting Right Trust Agreement

Ms. Qiu Weiqin and Beijing Digital Entertainment, the shareholders of Zhuhai Kingsoft Cloud, entered into a shareholder voting right trust agreement with Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud on June 20, 2014, which was later amended and supplemented on November 29, 2019 and July 15, 2022. Under the shareholder voting right trust agreement, Ms. Qiu Weiqin and Beijing Digital Entertainment agreed to irrevocably entrust a person designated by Beijing Kingsoft Cloud to represent them to exercise all the voting rights and other shareholders' rights to which they are entitled as shareholders of Zhuhai Kingsoft Cloud. The shareholder voting right trust agreement shall remain effective from the date of such agreement for as long as Ms. Qiu Weiqin and Beijing Digital Entertainment remain the shareholders of Zhuhai Kingsoft Cloud, unless Beijing Kingsoft Cloud otherwise decides to terminate or amend this agreement.

On July 18, 2018, Mr. Wang Yulin and Ms. Qiu Weiqin entered into a shareholder voting right trust agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, which was later amended and supplemented on November 29, 2019 and July 15, 2022, and contains terms substantially similar to the shareholder voting right trust agreement described above. With the change of the shareholding structure of Kingsoft Cloud Information, where Mr. Zou Tao replaced Mr. Wang Yulin as a registered shareholder of Kingsoft Cloud Information, the original shareholder voting right trust agreement entered into among Mr. Wang Yulin, Ms. Qiu Weiqin, Yunxiang Zhisheng and Kingsoft Cloud Information was terminated on August 24, 2022. On the same day, a new shareholder voting right trust agreement with substantially the same terms was entered into among Mr. Zou Tao, Ms. Qiu Weiqin, Yunxiang Zhisheng and Kingsoft Cloud Information.

Spousal Consents

The spouses of individual shareholders of Zhuhai Kingsoft Cloud and Kingsoft Cloud Information have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the equity interest in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information which is held by and registered under the name of his or her spouse will be disposed of pursuant to the above-mentioned loan agreements, equity pledge agreements, exclusive purchase option agreements and the shareholder voting rights trust agreements. Moreover, the spouse confirmed he or she has no rights, and will not assert in the future any right, over the equity interests in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information held by his or her spouse. In addition, in the event that the spouse obtains any equity interest in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

PRC Laws and Regulations Relating to Foreign Ownership Restrictions

Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (《外商投資准入特別管理措施(負面清單)》) (the "**Negative List**") and the Encouraged Industry Catalogue for Foreign Investment (《鼓勵外商投資產業目錄》) (the "**Encouraged Catalogue**"), which were promulgated and are amended from time to time jointly by the Ministry of Commerce and the NDRC. The Negative List and the Encouraged Catalogue divide industries into three categories in terms of foreign investment, namely, "encouraged", "restricted" and "prohibited." Industries not listed under the Negative List and the Encouraged Catalogue are generally deemed as falling into a fourth category "permitted." The currently effective Negative List is the 2021 Negative List (i.e. Special Administrative Measures for Foreign Investment Access (Negative List 2021) (《外商投資准入特別管理措施(負面清單)(2021 年版)》), which became effective on January 1, 2022.

Pursuant to the 2021 Negative List, within the scope of the telecommunications services that China has promised to open up in its accession to the WTO (the "**VATS-opened-up**"), foreign investors are restricted from holding more than 50% of the equity interest of enterprises operating such value-added telecommunications services (except for e-commerce, domestic multi-party communication, storage and forwarding and call center). Any value-added telecommunication services that are not included in the scope of China's WTO commitments to open up to foreign investment, including the provision of internet data center services, internet access services, domestic internet protocol virtual private network services and content delivery network services (collectively, the "**VATS-not-opened-up**"), are generally prohibited from foreign investment, except for (i) certain allowed investment by qualified telecommunication service enterprise incorporated in Hong Kong or Macau in accordance with the Mainland and Hong Kong Closer Economic Partnership Arrangement or the Mainland and Macau Closer Economic Partnership Arrangement or (ii) as otherwise stipulated by PRC laws and regulations.




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

Reasons for Adopting the Contractual Arrangements

The Group primarily provides public cloud services and KC enterprise cloud services by offering its full suite of cloud products and solutions involving cloud computing, storage and delivery, through its Consolidated Affiliated Entities. The provision of these services by offering our cloud products and solutions to our customers involves various types of value-added telecommunications services, including internet data center services, internet access services, domestic internet protocol virtual private network services and content delivery network services, all of which fall with the scope of VATS-not-opened-up and require relevant telecommunication business operation licenses (the "**VAT License(s)**"). Kingsoft Cloud Information and nine other Consolidated Affiliated Entities currently hold or are in the process of applying for VAT Licenses for VATS-not-opened-up (the "**Licensed Entities**"). Zhuhai Kingsoft Cloud is the investment holding company of Kingsoft Cloud Network that holds VAT Licenses and holds the equity interest of three (3) Licensed Entities and six (6) Project Entities (defined below). As the Group gradually expands its business in cloud services provision, the Company is expected to procure Zhuhai Kingsoft Cloud applying for relevant prohibited licenses and/or restrictive licenses.

Together with the aforesaid VATS-not-opened-up, the Group, through the Licensed Entities, also carries out certain VATS-opened-up such as short message services and electronic data interchange (EDI) services from time to time. Normally our full suite of cloud products and solutions offered to customers require us to hold VAT Licenses for both VATS-not-opened-up and VATS-opened-up, including in certain projects subject to tendering process, and thus VATS-opened-up constitute the Group's inseparable and integrated mix of VATS-not-opened-up (collectively, the "**Restricted Business**"). For example, our customers may purchase the short message services from us together with the VATS-not-opened-up as a whole. The electronic data interchange (EDI) services are mainly provided by us to enable certain third parties to display their products or solutions through our e-commerce platform and further enable our clients to purchase such products from third parties via our website as necessary, and we usually do not charge our customers or third-parties for such services. Furthermore, Camelot Group's services mainly include but not limited to, the design, coding, testing, adjustment of system or software, which do not require VATS Licenses or fall within any restricted or prohibited categories for foreign investment pursuant to the 2021 Negative List*.*




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

Reasons for Adopting the Contractual Arrangements (Continued)

In addition, the Group is currently engaged by certain public sector customers, who are government units or state-owned enterprise, or their respective contractors under government directives (the "**Public Project Customers**"), for local "smart city" projects to enhance productivity and efficiency of telecommunication infrastructure of local counties, cities and/or provinces, through the incorporation of, among others, cloud computing and internet of things (IoT) technologies with on-premise deployment on local infrastructure (the "**Smart City Projects**"). The Public Project Customers of the Smart City Projects from time to time source from the Group certain services (e.g., equipment supply, project management and maintenance services) ancillary to the cloud services (the "**Project and Ancillary Services**" or "**Unrestricted Business**", together with the Restricted Business, the "**Relevant Businesses**") to be provided by the Consolidated Affiliated Entities as set out below (the "**Project Entities**").

While the provision of Project and Ancillary Services do not require VAT Licenses, the Project Entities are included in the Contractual Arrangements as such services are inseparable from the supply of cloud services, which are subject to foreign investment restriction, given that the Project and Ancillary Services involve certain public data such that the Public Project Customers considered not suitable for involving entities with foreign ownership. As confirmed by the Public Project Customers, the Project and Ancillary Services must be provided by PRC domestic companies incorporated in local administrative district without foreign investment, either by (i) wholly owned subsidiary(ies) of the Licensed Entities holding the relevant VAT License, or (ii) a joint venture that is majority owned by such Licensed Entities directly or indirectly and minority owned by local partners designated by the Public Project Customers (the "**Engagement Conditions**"). To the best of the knowledge of the Directors, such conditions of engagement are widely common across public sector engagements. It is likely that the Group will no longer be able to (a) maintain the business relationship with the Public Project Customers and/or (b) enter into new business contracts with the Public Project Customers if the Project Entities were transferred out of the Contractual Arrangement, which will be highly detrimental to the Group's business operations.




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

Reasons for Adopting the Contractual Arrangements (Continued)

In order to adhere to the "narrowly tailored" principle under HKEX-LD43-3 to the extent practicable, the Company has undertaken to the Stock Exchange that, the Company will implement adequate safeguards and internal review procedures to (i) undertake new projects with new or existing Public Project Customers on terms that will enable the Group to provide the Project and Ancillary Services through WFOEs of the Group unless there are Engagement Conditions imposed by the Public Project Customers, and (ii) ensure that the Project and Ancillary Services (including any services related to such Project and Ancillary Services which are provided by the Licensed Entities) that may be provided to new or existing Public Project Customers by entities within the Contractual Arrangements will not be material to the Group in terms of assets and revenue contribution after the Listing Date and in any event not exceeding 5% of the Group in annual revenue and total asset on an ongoing basis after the Listing. During the Reporting Period, and as of December 31, 2023, the said annual revenue and total asset contribution did not exceed such 5%.

Taking into account the inseparable nature of the Project and Ancillary Services and the material adverse impact from transferring the Project Entities out of the Contractual Arrangements, the immateriality of the Unrestricted Business conducted by the Project Entities, and the annual compliance of undertaking mentioned above, we are of the view that Contractual Arrangements for the Project Entities are narrowly tailored.

The revenue of Consolidated Affiliated Entities amounted to RMB4,599.7 million for the year ended December 31, 2023, representing approximately 65.3% of the total revenue for the year of the Group. The total assets of the Consolidated Affiliated Entities amounted to RMB8,042.7 million as of December 31, 2023, representing approximately 53.4% of the total assets of the Group.




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

Risks relating to the Contractual Arrangements and actions taken to mitigate the risks

We believe that the following risks are associated with the Contractual Arrangements. Further details of these risk factors are set out in the section headed "Risk Factors – risks relating to our corporate structure and the contractual arrangements" in the Listing Document.

- There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the Contractual Arrangement for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with our Consolidated Affiliated Entities and, consequently, significantly affect the financial condition and results of operations performance of our Company. If the PRC government finds such agreements that establish the structure for operating our businesses in China non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in our Consolidated Affiliated Entities.

- Uncertainties exist with respect to the interpretation and implementation of Foreign Investment Law and its implementing rules and other foreign investment related laws and regulations and how they may impact our business, financial condition and results of operations.

- We rely on Contractual Arrangements with our Consolidated Affiliated Entities and the Registered Shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

- Any failure by our Consolidated Affiliated Entities or the Registered Shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on our business.

- Our Contractual Arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

- The shareholders of our Consolidated Affiliated Entities may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

- Contractual Arrangements in relation to our Consolidated Affiliated Entities may be subject to scrutiny by the PRC tax authorities and they may determine that we, our subsidiaries or our Consolidated Affiliated Entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

- We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our Consolidated Affiliated Entities, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.




Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

Risks relating to the Contractual Arrangements and actions taken to mitigate the risks *(Continued)*

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed below, is designed to mitigate these risks. Our Group has adopted the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

(i)   major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory inquiries from government authorities will be submitted to the Board, if necessary, for review and discussion on an occurrence basis;

(ii)   the Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii)   the Company will continue to disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports after the Listing;

(iv)   the Company will engage external legal advisers or other professional advisers, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOEs and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements;

(v)   since the Contractual Arrangements will constitute continuing connected transactions of our Group following the completion of the Listing, our Company has applied to the Stock Exchange, and the Stock Exchange has granted a waiver, details of which are set out in the section headed "Connected Transactions" in the Listing Document. Our Company will continue to comply with the conditions prescribed by the Stock Exchange under the waiver given; and

(vi)   our Group will adjust or unwind (as the case may be) the Contractual Arrangements as soon as practicable to hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants the relevant value-added telecommunication business operation license to Sino-foreign equity joint ventures or wholly-owned foreign investment entities in practice under relevant PRC laws and regulations.





Directors' Report

CONNECTED TRANSACTIONS (Continued)

Non-Exempted Continuing Connected Transactions under Contractual Arrangements (Continued)

Unwinding of the Contractual Arrangements

As of the Latest Practicable Date, there has not been any unwinding of any Contractual Arrangements, nor has there been any failure to unwind any Contractual Arrangements when the restrictions that led to the adoption of the Contractual Arrangements are removed.

Confirmation from Independent Non-executive Directors

The Company's independent non-executive Directors have reviewed the continuing connected transaction set out in this annual report and confirmed that such continuing connected transactions had been entered into (i) in the ordinary and usual course of business of the Group, (ii) on normal commercial terms or better, and (iii) according to the agreement governing the transaction on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

In addition, the Company's independent non-executive Directors have reviewed the Contractual Arrangements and confirmed that (i) the transactions carried during the year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entity to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the year, (iii) no new contracts were entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entity during the year other than the ones disclosed above, and (iv) the Contractual Arrangements were entered into in the ordinary and usual course of business of the Group on normal commercial terms or better and are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.





Directors' Report

CONNECTED TRANSACTIONS (Continued)

Reporting from the Company's independent auditor

The auditor of the Company has carried out review procedures in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "*Assurance Engagements Other Than Audits or Reviews of Historical Financial Information*" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants on the continuing connected transactions.

The auditor of the Company has confirmed in a letter to the Board that, with respect to the aforesaid continuing connected transactions entered into in the Reporting Period:

(i)   nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii)   for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(iii)   nothing has come to their attention that causes them to believe that the transactions (other than those transactions under Contractual Arrangements) were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions;

(iv)   with respect to the aggregate amount of each of the continuing connected transactions disclosed above, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the annual cap set by the Company; and

(v)   with respect to the Contractual Arrangements, nothing has come to their attention that causes them to believe that dividends or other distributions have been made by Consolidated Affiliated Entities to the Registered Shareholders which are not otherwise subsequently assigned or transferred to the Group.

For details of the Contractual Arrangements, please refer to the sections headed "Contractual Arrangements" and "Connected Transactions" in the Listing Document.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

We primarily focus on providing high-quality enterprise-grade cloud products and solutions to enterprises and organizations, and have been diversifying our customer base through further penetration in selected verticals and entering into new verticals. Our single largest customer and five highest customers accounted for 14.7% and 47.3%, respectively, of our total revenue for the year ended December 31, 2023.

During the year ended December 31, 2023, Xiaomi was one of our five largest customers. Except as disclosed above, none of our Directors, their close associates or any Shareholders (who or which to the knowledge of the Directors owned more than 5% of our issued share capital) had any interest in any of our five largest customers.




Directors' Report

MAJOR CUSTOMERS AND MAJOR SUPPLIERS (Continued)

Our suppliers primarily consist of IDC operators, telecommunication operators and server providers. Our five largest suppliers in the aggregate accounted for less than 30% of our total purchases for the year ended December 31, 2023.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights in the Articles of Association or the laws of the Cayman Islands, being the jurisdiction in which the Company is incorporated, under which would oblige the Company to offer new shares on a pro-rata basis to existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Company is not aware of any tax relief and exemption available to the Shareholder by reason of their holding of the Shares.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment of the Group during the year ended December 31, 2023 are set out in Note 8 to the consolidated financial statements.

None of the Company's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company during the year ended December 31, 2023 are set out in Note 19 to the consolidated financial statements.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors, the Directors confirmed that the Company has maintained a sufficient public float during the Reporting Period and up to the Latest Practicable Date as required under the Listing Rules.

DONATION

During the year ended December 31, 2023, the Group did not make any charitable donation.





Directors' Report

EQUITY-LINKED AGREEMENTS

The Company acquired Camelot by way of a statutory merger provided under the Cayman Companies Act in September 2021. By acquiring and integrating with Camelot Group, we expect to benefit from its (i) core senior management's rich experience; (ii) large customer base and long-standing client relationships to cross-sell our products and solutions; (iii) deep vertical know-how for developing industry solutions; and (iv) nationwide fulfillment centers across major cities in China for project deployment with lower costs with enhanced efficiency and increased customer stickiness. Unless otherwise defined herein, capitalized terms used in this section shall have the same meanings as those defined in the Listing Document.

As disclosed in the Listing Document, in relation to the Camelot Consideration, (a) the Holdback Shares in the approximate USD equivalent amount of RMB180 million, (b) the cash portion of the second tranche of the Camelot Consideration in the approximate USD equivalent amount of RMB260.9 million, and (c) the Share portion of the second tranche of the Camelot Consideration in the approximate USD equivalent amount of RMB782.6 million would have been settled on June 30, 2023, of which the share issuance price would have been calculated based on volume-weighted average price of the Company's ADSs listed on the Nasdaq for thirty (30) trading days immediately preceding June 30, 2023 (collectively, the "**Camelot Aggregate Outstanding Consideration**").

During the Reporting Period and as of December 31, 2023, the Company has entered into supplementary agreements (the "**Supplemental Agreements**") with some of the then Camelot Founders and Camelot Non-Founder Shareholders (the "**Payee(s)**") in relation to the potential adjustment to the settlement timing and method of the Camelot Aggregate Outstanding Consideration. Pursuant to the Supplemental Agreements, approximately 73.7% of the Camelot Aggregate Outstanding Consideration, are expected to be settled by way of a combination of: (i) one-off cash payments, with respect only to the cash portion of the second tranche of the Camelot Consideration, and (ii) cash installments ending by 2025, in lieu of the one-off Share payments, with respect only to the Holdback Shares and the Share portion of the second tranche of the Camelot Consideration.

As at the Latest Practicable Date, the Company is still in the process of negotiating with the remaining Payees in relation to, among other things, the settlement timing and method regarding the remaining portion of the Camelot Aggregate Outstanding Consideration.

In the less likely event where, any Shares, if to be issued (with such number to be separately determined between the Company and such remaining Payees) to the remaining Payees in connection with the the portion of the Camelot Aggregate Outstanding Consideration, will be ordinary Shares raking pari passu in all respects with all other existing Shares in issue. Based solely on the initial merger agreement, there were no further conditions or terms pending fulfillment before any share can be issued in connection with the the portion of the Camelot Aggregate Outstanding Consideration.

Save as mentioned-above and disclosed in the section headed "Equity Incentive Plan" in this annual report, no equity-linked agreement was entered into by the Group, or existed during the year ended December 31, 2023.





Directors' Report

FINAL DIVIDEND

The Board did not recommend the distribution of a final dividend for the year ended December 31, 2023.

PERMITTED INDEMNITY PROVISION

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts.

Such permitted indemnity provision has been in force for the year ended December 31, 2023 and up to the Latest Practicable Date. The Company has taken out liability insurance to provide appropriate coverage for the Directors.

RESERVES

As at December 31, 2023, the Company did not have any distributable reserves.

LOANS AND BORROWINGS

Details of loans and borrowings of the Group during the year ended December 31, 2023 are set out in Note 14 to the consolidated financial statements.

DIRECTORS' SERVICE CONTRACTS

Each of our executive Directors has entered into a director agreement with our Company. The term of appointment shall be for an initial term of three years or until the third annual general meeting of our Company after the Listing Date (whichever is earlier). Either party may terminate the agreement by giving not less than 30 days' written notice. Our executive Directors do not receive any director's fees under the current arrangement.

Each of the non-executive Directors has entered into a director agreement with our Company. The term of appointment shall be for an initial term of three years or until the third annual general meeting of the Company after their appointment (whichever is earlier). Either party may terminate the agreement by giving not less than 30 days' written notice. The non-executive Directors do not receive any director's fees under the current arrangement.

Each of the independent non-executive Directors has entered into a director agreement with our Company. The term of appointment shall be three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date (whichever is earlier). Either party may terminate the appointment by giving not less than 30 days' written notice. Each of our independent non-executive Directors shall receive an annual director's fee of US$50,000 per annum under the current arrangement.

There was no service contract entered into or appointment letter signed by the Company and any Directors to be re-elected in the forthcoming annual general meeting which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.




Directors' Report

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in the sections "Connected Transactions" of this Directors' Report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transaction, arrangement or contract of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during or at the end of the year ended December 31, 2023.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

In compliance with the CG Code, the Company has established the Compensation Committee to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

The Directors and senior management personnel are eligible participants to equity incentive plans of the Company, details of which are set out in the section headed "EQUITY INCENTIVE PLANS" in this annual report.

Details of the remuneration of the Directors and those of the five highest paid individuals of the Group for the year ended December 31, 2023 are set out in Notes 26 and 27 to the consolidated financial statements of the Group in this annual report.

Save as disclosed in this annual report, (i) no loans, quasi-loans and other dealings in favour of Directors, their controlled bodies corporate and connected entities subsisted at the end of or at any time during the Reporting Period; (ii) no significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of or at any time during the Reporting Period; and (iii) no consideration provided to or receivable by third parties for making available directors' services subsisted at the end of the Reporting Period or at any time during the Reporting Period.

During the year ended December 31, 2023, none of the Directors waived his/her emoluments nor agreed to waive his/her emoluments, and no emoluments were paid by the Group to any of the Directors, the chief executive or the five highest paid individuals of the Company as inducement to join or upon joining the Group, or as compensation for loss of office.

CONTRACTS WITH CONTROLLING SHAREHOLDER

Save as set out in the section headed "Connected Transactions" in this annual report, no contract of significance has been entered into between the Company or any of its subsidiaries and the Controlling Shareholder or any of its subsidiaries during the year ended December 31, 2023.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of any business of the Company was entered into or existed during the year ended December 31, 2023.




Directors' Report

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

Save as disclosed in this annual report, the Company does not have any disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

AUDITORS

Ernst & Young was engaged as the external auditor for the year ended December 31, 2023. There has been no change in auditors since the Listing and as of the Latest Practicable Date.

The consolidated financial statements of the Group for the year ended December 31, 2023 have been audited by Ernst & Young.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the Reporting Period was the Company or any of its subsidiaries, fellow subsidiaries or its holding companies a party to any arrangement to enable any Director to acquire benefits by means of the acquisition of Shares in, or debenture of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Mr. Lei Jun is a renowned entrepreneur in China. As of the Latest Practicable Date, apart from his interests and directorships in the Company and Kingsoft Corporation, Mr. Lei Jun also holds directorships and equity interests in Xiaomi and its various subsidiaries, associate and affiliated companies. As Xiaomi and its relevant various subsidiaries, associate and affiliated companies mainly operate as separate businesses and have their own separate shareholder bases, Mr. Lei Jun has no current intention to inject any of these interests into our Company.

Mr. Lei Jun is also a founding partner of Shunwei Capital ("**Shunwei**"), which operates investment funds specializing in start-ups, early to mid-stage and growth capital investments in internet and technology industries. While Shunwei may acquire non-controlling interests in certain business that operate in cloud services sectors similar to those in which our Group operates, Shunwei is a pure financial investor, and generally has no management or shareholding control over its investee companies. We therefore do not believe that Shunwei competes in any material way with our Group. In addition to the minority investments held by Shunwei, as a renowned angel investor in China, Mr. Lei Jun also personally holds a number of minority interests in private companies in a variety of sectors, none of which, to the best of Mr. Lei Jun's knowledge, materially compete with our Group.

Save as disclosed above, during the year ended December 31, 2023, none of the Directors had interests in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the business of the Group pursuant to the Listing Rules.

By order of the Board
Mr. Lei Jun
Chairman

Hong Kong
April 30, 2024





Directors and Senior Management

The biographical details of the current Directors and senior management of the Company are set out as follows:

DIRECTORS

Executive Directors and Non-executive Directors

Mr. Lei Jun (雷軍), aged 54, is the chairman of the Board and a non-executive Director.

Mr. Lei co-founded Xiaomi Corporation (HKEx: 1810) with other partners in 2010, and currently is an executive director, the chairman, the CEO and a member of the remuneration committee of Xiaomi Corporation. He joined Kingsoft Group in 1992 and has held various senior positions in Kingsoft Group, including the chairman of the board since July 2011, a non-executive director since August 2008, an executive director between July 1998 and August 2008, and the chief executive officer between 1998 and December 2007. Since December 2011, Mr. Lei has served as a director of Kingsoft Office (SSE STAR Market: 688111).

Mr. Lei graduated from Wuhan University (武漢大學) in July 1991 with a bachelor's degree in Computer Science. He has been a member of the board of Wuhan University since November 2003.

Mr. Lei is also a famous angel investor in China.

Mr. Zou Tao (鄒濤), aged 49, is the vice chairman of the Board, our executive Director and acting CEO. Mr. Zou joined Kingsoft Group in 1998. Mr. Zou was appointed as our Director in December 2016 and our acting CEO in August 2022. Mr. Zou has held various senior positions in Kingsoft Group, including a senior vice president from December 2007 to December 2016, an executive director since August 2009, and the chief executive officer since December 2016. Mr. Zou is also a director of certain subsidiaries of Kingsoft Group.

Mr. Zou is a director of Seasun Holdings Limited, a director of Cheetah Mobile Inc. (NYSE: CMCM), and chairman of Kingsoft Office (SSE STAR Market: 688111). Mr. Zou also served as a director of Xunlei Limited (Nasdaq: XNET) from December 2016 to April 2020 and a director of 21Vianet Group, Inc. (Nasdaq: VNET) from December 2016 to December 2020. Mr. Zou served as the CEO of Seasun Holdings until January 2018.

Mr. Zou graduated from Nankai University (南開大學) in June 1997.




Directors and Senior Management

Mr. He Haijian (何海建), aged 42, is our executive Director and chief financial officer, and is responsible for the Group's financial planning, treasury, legal affairs, strategic investments, and investor relations affairs.

Prior to joining the Group in January 2020, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) L.L.C. from September 2015 to January 2020. Mr. He has extensive experience in complex merger and acquisition transactions. Mr. He was working in the investment banking division at Bank of America Merrill Lynch from May 2014 to September 2015 in Hong Kong, and was a vice president at Citigroup Global Markets Inc. from October 2010 to May 2013 in New York. Mr. He has served as an independent non-executive director of Sipai Health Technology Co., Ltd. (思派健康科技有限公司) (HKEx: 0314) since December 23, 2022.

Mr. He received his bachelor's degree and master's degree in electronic engineering from Southeast University (東南大學) in June 2003 and April 2006, respectively, and an MBA from University of Chicago in March 2014. Mr. He is also a Chartered Financial Analyst charter holder.

Mr. Feng Honghua (馮宏華**)**, aged 47, is a non-executive Director since March 2024. Mr. Feng has served as a general manager of basic technology platform department of Xiaomi Corporation (HKEx: 1810), responsible for the development of platform system software since December 2023. He joined Xiaomi Corporation in 2012 and served successively as the cloud technology director, general manager of the cloud platform department, and general manager of the information technology department from September 2012 to December 2021; and from December 2021 to December 2023, served as a deputy chief of staff, contributing to the formulation of group strategy.

Mr. Feng received his master's degree and bachelor's degree in Computer Science and Technology from Tsinghua University in the PRC in 2002 and 1999, respectively.

Independent Non-Executive Directors

Mr. Yu Mingto (喻銘鐸), aged 61, is an independent non-executive Director since May 2020.

From August 2019 to June 2023, Mr. Yu served as the vice chairman of Egis Technology Inc. (6462. TWO), a capacitive and lens type fingerprint sensors service provider and a public company listed on Taiwan OTC Exchange. Prior to that, Mr. Yu served as the president at Kaiyu Consulting Inc. from July 2013 to September 2019, the chief financial officer at Xiaomi Corporation (HKEx: 1810) from October 2011 to November 2012 and at Mediatek Inc. (聯發科技) (2454. TW), a public company listed on the Taipei Stock Exchange, from 2001 to 2010. Mr. Yu has appropriate accounting and related financial management expertise as required under Rule 3.10(2) of the Listing Rules.

Mr. Yu received an MBA degree from the Wharton School, University of Pennsylvania in May 1995.





Directors and Senior Management

Mr. Wang Hang (王航), aged 52, is an independent non-executive Director since May 7, 2020.

Mr. Wang is the founding partner of Hosen Capital (厚生投資), a Chinese private equity firm focusing on food and consumer sectors since he co-founded it in March 2010. Mr. Wang also serves as the vice chairman of the board of New Hope Group (新希望集團), a private enterprise group mainly engaged in modern agriculture and food industry, since 2012. Prior to that, he served as the chief operation officer of its finance department from 2001 to 2004 and its vice president from 2004 to 2012 since he joined New Hope Group in 2001. Mr. Wang also serves as a director of New Hope Liuhe Co., Ltd. (新希望六和股份有限公司) (SZSE: 000876), a company listed on the Shenzhen Stock Exchange since 2011. Additionally, from July 2017 to April 2020. Mr. Wang first served as the chairman and then the vice chairman of the board of Sichuan XW Bank Corp., Ltd. (四川新網銀行股份有限公司) ("XW Bank"), the third digital bank in China and co-founded by New Hope Group, Xiaomi, Hongqi Chain (紅旗連鎖, SZSE: 002697) and other shareholders in December 2016. Mr. Wang was re-elected and serves as the chairman of the board of XW Bank since April 2020. From July 2006 to October 2020, Mr. Wang first served as a non-executive director and then a supervisor of China Minsheng Banking Corp., Ltd. (中國民生銀行股份有限公司, the "Minsheng Bank") (HKEx: 1988; SSE: 600016), a company listed on both the Stock Exchange and Shanghai Stock Exchange. Mr. Wang also serves as the vice chairman of the board of CMBC International Holdings Limited (民生商銀國際控股有限公司, the "CMBCI"), a wholly-owned subsidiary of Minsheng Bank since March 2015.

Mr. Wang obtained his bachelor's degree and master's degree in economics from Peking University (北京大學) in July 1992 and July 1996, respectively.

Ms. Qu Jingyuan (曲靜淵), aged 51, was appointed as an independent non-executive Director on April 14, 2022.

Ms. Qu has been the founding partner of Dajishi (Beijing) Technology Co., Ltd. (大技獅(北京)科技有限公司) since December 2019. Prior to that, Ms. Qu worked at Matrix Partners China (經緯創投(北京)投資管理顧問有限公司) as a director from May 2015 to May 2017 and a capital market consultant from May 2017 to March 2021. Between March 2007 and May 2015, Ms. Qu was the director and deputy general manager at Baofeng Group Co., Ltd. (暴風集團股份有限公司) and was responsible for its financial reporting. She served as the manager of financial department and the financial director between March 2000 and August 2006 at Beijing Kingsoft Software Co., Ltd. (北京金山軟件有限公司). From February 2017 to April 2022, Ms. Qu served as an independent non-executive director of Kingsoft Office (SSE STAR Market: 688111), a public company listed on Shanghai Stock Exchange and served as an independent non-executive director of Chengdu Xgimi Technology Co., Ltd. (成都極米科技股份有限公司) (SSE STAR Market: 688696), a public company listed on Shanghai Stock Exchange from June 2019 to April 2021. Ms. Qu has appropriate accounting and related financial management expertise as required under Rule 3.10(2) of the Listing Rules.

Ms. Qu obtained the accounting qualification certificate conferred by Ministry of Finance of PRC in May 1996. Ms. Qu received her bachelor's degree in accounting from Shandong Technology and Business University (山東工商學院) in July 1993 and the degree of EMBA from China Europe International Business School (中歐國際工商學院) in October 2013.




Directors and Senior Management

SENIOR MANAGEMENT

Mr. Zou Tao (鄒濤), aged 49, is our executive Director, acting CEO and the vice chairman of the Board. For further details, please refer to the paragraph headed "Executive Directors and Non-Executive Directors" above.

Mr. He Haijian (何海建), aged 42, is our executive Director and chief financial officer. For further details, please refer to the paragraph headed "Executive Directors and Non-Executive Directors" above.

Dr. Liu Tao (劉濤), aged 42, is our senior vice president and is responsible for the operation and management of general internet business system of the Group.

Prior to joining us in July 2015, Dr. Liu served as a data center architect at Baidu, Inc. (Nasdaq: BIDU), a public company listed on the Nasdaq, from July 2009 to July 2015.

Dr. Liu received his bachelor's degree in communication and information system in June 2004 and PhD degree in June 2009, respectively, from the University of Science and Technology of China (中國科學技術大學).

Mr. Tian Kaiyan (田開顏), aged 46, is currently our vice president and is responsible for operation and management of technology research and development system of the Group.

Mr. Tian is also a director and the general manager of certain subsidiaries of the Company. Prior to joining us in September 2013, Mr. Tian served as the business assistant to the chief executive officer and the strategy director of Kingsoft Group from 2012 to 2013. Prior to joining Kingsoft Group, he worked as a senior game producer at Zynga from January 2012 to August 2012. He was a program manager at Microsoft Corporation (Nasdaq: MSFT), a public company listed on the Nasdaq, from January 2008 to April 2011.

Mr. Tian received his bachelor's degree in communication engineering in July 2001 and master's degree in computer science and technology in April 2004, respectively, from Beijing University of Posts and Telecommunications (北京郵電大學).

Mr. Qian Yifeng (錢一峰), aged 38, is our vice president and is responsible for the operation and technology development of certain business verticals of the Group.

Prior to joining us in October 2014, Mr. Qian served as an engineer and an architect at Baidu, Inc. (Nasdaq: BIDU) from July 2010 to November 2014.

Mr. Qian received his bachelor's degree in computer science from Nanjing University (南京大學) in June 2007 and his master's degree in computer software and theory from the Institute of Software, Chinese Academy of Sciences (中國科學院軟件研究所) in July 2010.




Corporate Governance Report

The Board is pleased to present the corporate governance report for the Company for the year ended December 31, 2023.

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

During the Reporting Period, we have fully complied with all the code provisions of the Corporate Governance Code set forth in Appendix C1 to the Listing Rules.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted a code of conduct regarding director's securities transactions no less exacting than the Model Code as set out in Appendix C3 to the Listing Rules. Specific enquiries have been made to all the Directors and the Directors have confirmed that they have complied with the Model Code and the Company's code of conduct regarding directors' securities transactions during the Reporting Period.

The Company has also established written guidelines no less exacting than the Model Code for securities transactions by employees who are likely to be in possession of unpublished price-sensitive information of the Company. No incident of non-compliance of such guidelines by the employees was noted by the Company.

CORPORATE PURPOSE, CULTURE AND VALUES

Founded in 2012, Kingsoft Cloud is a well-known independent cloud service provider in China, with operations in various countries and regions around the world. Leveraging Kingsoft Group's experience in enterprise-grade service for more than 35 years, we have gradually built a complete cloud computing infrastructure and operation system. Kingsoft Cloud's corporate mission is to be the most trusted cloud partner for its customers and to work together to create a digital future.

The business philosophy of our corporate operation is "technology-led, reputation-oriented, and management-based (技術立業、口碑為王、管理為綱)". In embedding the culture of the Group into its operations, all of our new employees are required to attend orientation and training programs on which occasion and from time to time we always remind all Kingsoft Cloud employees to pay attention to the value created by professional technology, insist on taking customer demand and satisfaction as the guide, and constantly improve management levels, so that our organization is full of vitality and energy.

Our management team adheres to three principles: developing self-discipline in self-management, taking care of each other in team management, and setting examples in business management (管自己以身作則、管團隊將心比心、管業務身先士卒). They continue to lead Kingsoft Cloud to overcome difficulties and embrace challenges, create value for customers and shareholders, and bring welfare to employees and society.

BOARD COMPOSITION

The Board currently comprises seven members consisting of two executive Directors, two non-executive Directors and three independent non-executive Directors.

During the year ended December 31, 2023 and up to the Latest Practicable Date, the composition of the Board is set out in the section headed "*Directors' Report – Directors*" in this annual report. And biographical details of the current Directors are set out in the section headed "Directors and Senior Management" of this annual report.

Corporate Governance Report

BOARD COMPOSITION (Continued)

There are no financial, business, family or other material/relevant relationship between members of the Board.

Mr. Feng Honghua, who has been appointed as a non-executive Director on March 20, 2024, has obtained the legal advice referred to in Rule 3.09D of the Listing Rules as regards the requirements under the Listing Rules that are applicable to him as a director of a listed issuer and the possible consequences of making a false declaration or giving false information to the Stock Exchange on March 8, 2024, and he has confirmed he understood his obligations as a director of a listed issuer.

BOARD MEETINGS AND COMMITTEE MEETINGS

Code provision C.5.1 of the Corporate Governance Code stipulates that the board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The board meetings will involve the active participation, either in person or through electronic means of communication, of a majority of directors entitled to be present, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. All Directors are given the opportunity to include items or businesses for discussion in the agenda.

The Board met five times during the Reporting Period. The attendance of each Director at Board and committee meetings of the Company during the Reporting Period, whether in person or by means of electronic communication, is detailed in the table below:

Name of Director	Attendance/No. of Meetings Held during the Reporting Period					
	Board	Audit Committee	Compensation Committee	Nomination Committee	Corporate Governance Committee	General Meeting of Shareholders
Non-executive Directors						
Mr. Lei Jun *(Chairman of the Board)*	5/5	N/A	1/1	1/1	N/A	1/1
Mr. Feng Honghua (appointed on March 20, 2024)	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Qiu Ruiheng (appointed on March 29, 2023 and resigned on March 20, 2024)	4/4	N/A	N/A	N/A	1/1	1/1
Dr. Ye Hangjun (resigned on March 29, 2023)	0/1	N/A	N/A	N/A	N/A	N/A
Executive Directors						
Mr. Zou Tao	5/5	N/A	N/A	N/A	1/1	1/1
Mr. He Haijian	5/5	N/A	N/A	N/A	1/1	1/1
Independent Non-executive Directors						
Mr. Yu Mingto	5/5	5/5	1/1	1/1	N/A	1/1
Mr. Wang Hang	5/5	5/5	N/A	1/1	N/A	1/1
Ms. Qu Jingyuan	5/5	5/5	1/1	1/1	1/1	1/1




Corporate Governance Report

INDEPENDENT NON-EXECUTIVE DIRECTORS

The independent non-executive Directors have brought in a wide range of business and financial expertise, experience and independent judgement to the Board. Through active participation in the Board meetings and serving on various Board committees, all independent non-executive Directors will continue to make various contributions to the Company.

The Board has at all times during the Reporting Period met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors representing at least one-third of the Board members, and that at least one of the independent non-executive Directors has appropriate professional qualifications or accounting or related financial management expertise.

The Company has reviewed the independence of independent non-executive Directors and considers each of the independent non-executive Directors to be independent and meet the independence guidelines as set out in Rule 3.13 of the Listing Rules.

During the Reporting Period, the Chairman met once with the independent non-executive Directors without the presence of executive Directors.

The independent non-executive Directors have reviewed and consider that, during the Reporting Period, there is no conflict of interest between the Group and Kingsoft Corporation.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Under the code provision C.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and performed by different individuals. Under the current organization structure of Company, Mr. Lei Jun is the Chairman of the Board and Mr. Zou Tao is acting CEO.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Pursuant to code provision B.2.2 of the Corporate Governance Code, every director should be subject to retirement by rotation at least once every three years.

A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A Director appointed to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the next following annual general meeting of the Company after his or her appointment, and shall then be eligible for re-election at that meeting.





Corporate Governance Report

APPOINTMENT AND RE-ELECTION OF DIRECTORS (Continued)

Each of the executive Directors has entered into a director agreement with the Company. The term of appointment shall be for an initial term of three years or until the third annual general meeting of the Company after the Listing Date (whichever is earlier).

Each of the non-executive Directors has entered into a director agreement with our Company. The appointment shall be for an initial term of three years or until the third annual general meeting of the Company after their appointment (whichever is earlier).

Each of the independent non-executive Directors has entered into a director agreement with the Company. The term of appointment shall be three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date (whichever is earlier).

RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is the primary decision-making body of the Company and is responsible for leadership and control of the Company, overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs and acting in the best interests of the Company and its Shareholders. The Board makes decisions objectively in the interests of the Company. All Directors have full and timely access to all the information of the Company, and may upon request, seek independent professional advice in appropriate circumstances at the Company's expenses for discharging their duties. All Directors, including the non-executive Directors and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing and operations.

The Board reserves for its decision on all major matters relating to policy matters, strategies and budgets, internal control and risk management systems, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant financial and operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.





Corporate Governance Report

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written charter. The charters of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things:

(a)   to review and recommend to the Board for approval, the appointment, reappointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

(b)   to approve the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

(c)   to evaluate the independent auditor's qualifications, performance and independence;

(d)   to review with the independent registered public accounting firm any audit problems or difficulties and management's response;

(e)   to discuss with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing;

(f)   to review and approve all proposed related party transactions;

(g)   to review and recommend the financial statements for inclusion within our quarterly earnings releases and to our Board for inclusion in our annual reports;

(h)   to discuss the annual audited financial statements with management and the independent registered public accounting firm; and

(i)   to periodically review and reassess the adequacy of the committee charter.





Corporate Governance Report

BOARD COMMITTEES (Continued)

Audit Committee (Continued)

During the Reporting Period and up to the Latest Practicable Date, the Audit Committee comprises three independent non-executive Directors, being Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan, with Mr. Yu Mingto (being one of the independent non-executive Directors with the appropriate professional qualifications) as the chairman of the Audit Committee.

During the Reporting Period, the Audit Committee held five meetings. Individual attendance of each Audit Committee member is set out on page 49. The Audit Committee also met the external auditor without the presence of the executive Directors.

The Audit Committee's major work during the Reporting Period includes:

(a) reviewing the 2022 annual results announcement and report, and 2023 interim results announcement and interim report;

(b) reviewing the Company's quarterly earning release announcements;

(c) reviewing the Company's continuing connected transactions; and

(d) reviewing the terms of engagement, independence and remuneration of the external auditor.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are, among other things:

(a) to make recommendations to the board on the Company's policy and structure for all directors' and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

(b) to review at least annually the goals and objectives of the Company's executive compensation plans, and amend, or recommend that the Board amend, these goals and objectives if the Committee deems it appropriate;

(c) to either (i) determine, with delegated responsibility, the remuneration packages of individual executive directors and senior management; or (ii) to make recommendations to the Board on the remuneration packages of individual executive directors and senior management. This should include benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment;




Corporate Governance Report

BOARD COMMITTEES (Continued)

Compensation Committee (Continued)

(d) to review and approve compensation payable to executive directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms and is otherwise fair and not excessive;

(e) to review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms and are otherwise reasonable and appropriate;

(f) to determine the compensation and term of office of the CEO and the chief financial officer of the Company;

(g) to evaluate annually the appropriate level of compensation for Board and Committee service by non-employee directors, and make recommendations to the Board on the remuneration of non-executive directors;

(h) to consider salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the group;

(i) to ensure that no director or any of their associates is involved in deciding that director's own remuneration;

(j) to perform such duties and responsibilities as may be assigned to the Board or the Committee under the terms of any executive compensation plan;

(k) to review perquisites or other personal benefits to the Company's executive officers and directors and recommend any changes to the Board;

(l) to review compensation arrangements for the Company's employees to evaluate whether incentive and other forms of pay encourage unnecessary or excessive risk taking, and review and discuss, at least annually, the relationship between risk management policies and practices, corporate strategy and the Company's compensation arrangements;

(m) to review and approve the description of executive compensation included in the Company's annual report on Form 20-F; and

(n) to perform such other functions as assigned by law, the Company's memorandum and articles of association or the Board.





Corporate Governance Report

BOARD COMMITTEES (Continued)

Compensation Committee (Continued)

During the Reporting Period and up to the Latest Practicable Date, the Compensation Committee comprises two independent non-executive Directors, namely Ms. Qu Jingyuan and Mr. Yu Mingto, and one non-executive Director, Mr. Lei Jun, with Ms. Qu Jingyuan as the chairlady of the Compensation Committee.

During the Reporting Period, the Compensation Committee held one meeting. Individual attendance of each Compensation Committee member is set out on page 49.

The Compensation Committee's major work during the Reporting Period includes:

(a)   reviewing compensation and benefits framework and structure;

(b)   reviewing directors and managements compensation policy; and

(c)   reviewing the terms and implementation of the Company's share schemes.

During the Reporting Period, no material matters relating to share schemes (as defined under Chapter 17 of the Listing Rules) required the Compensation Committee to review or approve.

Pursuant to code provision E.1.5 of part 2 of the CG Code, details of the remuneration of our current senior management (including the executive Directors) by bands for the year ended December 31, 2023 are as follows:

Remuneration band	Number of person(s)
Nil to RMB2,000,000	2
RMB2,000,001 to RMB4,000,000	2
RMB4,000,001 to RMB8,000,000	1

For additional information on the Directors' remuneration for the year ended December 31, 2023, please refer to Note 26 to the consolidated financial statements in this annual report.





Corporate Governance Report

BOARD COMMITTEES (Continued)

Nomination Committee

The Company has established a Nomination Committee in compliance with the Corporate Governance Code.

The primary duties of the Nomination Committee are, among other things:

(a) to recommend nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

(b) to review and evaluate the size, composition, function and duties of the Board consistent with its needs;

(c) to review candidates' qualifications for membership on the board or a committee of the Board based on the criteria approved by the Board;

(d) to make recommendations to the Board as to determinations of Director's independence;

(e) to review and approve compensation (including equity-based compensation) for the Directors;

(f) to periodically review and reassess the adequacy of the committee charters; and

(g) to evaluate the performance and effectiveness of the Board as a whole.

During the Reporting Period and up to the Latest Practicable Date, the Nomination Committee comprises Mr. Lei Jun, a non-executive Director and three independent non-executive Directors, being Ms. Qu Jingyuan, Mr. Yu Mingto and Mr. Wang Hang, with Mr. Lei Jun as the chairman of the Nomination Committee.

During the Reporting Period, the Nomination Committee held one meeting. Individual attendance of each Nomination Committee member is set out on page 49.

The Nomination Committee's major work during the Reporting Period includes:

(a) reviewing and monitoring the implementation of the board diversity policy;

(b) reviewing and assessing the structure, size, composition and diversity of the Board;

(c) reviewing the re-election of Directors and its schedule; and

(d) reviewing and assessing the independence of the independent non-executive Directors.




Corporate Governance Report

BOARD COMMITTEES (Continued)

Corporate Governance Committee

The Company has established a Corporate Governance Committee in compliance with the Corporate Governance Code.

The primary duties of the Corporate Governance Committee are, among other things:

(a)   to develop and review the Company's policies and practices on corporate governance and make recommendations to the Board;

(b)   to review and monitor the training and continuous professional development of Directors and our senior management;

(c)   to review and monitor the Company's policies and practices on compliance with the applicable legal and regulatory requirements;

(d)   to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors;

(e)   to review the Company's compliance with the Corporate Governance Code;

(f)   to review and monitor the Company's actions in furtherance of its ESG responsibilities and monitor its performance in ESG related matters;

(g)   to review and monitor the Company's policies and practices on the management of data security and the compliance with the applicable legal and regulatory requirements;

(h)   to review and monitor whether the Company is operated and managed for the benefit of all of the Shareholders) to seek to ensure effective and ongoing communication between the Company and the Shareholders; and

(i)   to report on the work of the Corporate Governance Committee on an annual basis.

During the Reporting Period, the Corporate Governance Committee comprises two executive Directors, being Mr. Zou Tao and Mr. He Haijian, one non-executive Director, Mr. Qiu Ruiheng, and one independent non-executive Director, Ms. Qu Jingyuan, with Mr. Zou Tao as the chairman of the Corporate Governance Committee. On March 20, 2024, Mr. Qiu Ruiheng resigned from his position as a non-executive Director and ceased to be a member of the Corporate Governance Committee, and on the same date, Mr. Feng Honghua was appointed as a non-executive Director and a member of the Corporate Governance Committee.

During the Reporting Period, the Corporate Governance Committee held one meeting. Individual attendance of each Corporate Governance Committee member is set out on page 49.




Corporate Governance Report

BOARD COMMITTEES (Continued)

Corporate Governance Committee (Continued)

The Corporate Governance Committee's major work during the Reporting Period includes:

(a) reviewing the code of conduct applicable to Directors, senior managements, and employees;

(b) reviewing the disclosure in the Corporate Governance Report and the Company's compliance with the Corporate Governance Code;

(c) the Company's various policies and practices on corporate governance;

(d) Reporting on the work of the Corporate Governance Committee covering all areas of its terms of reference; and

(e) reviewing the Company's ESG initiatives.

DIRECTOR NOMINATION POLICY

The Company has adopted a Director Nomination Policy which sets out the selection criteria and nomination process and the Board succession planning considerations in relation to nomination and appointment of Directors of the Company and aims to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the Company and the continuity of the Board and appropriate leadership at Board level.

The nomination process set out in the Director Nomination Policy:

• the Nomination Committee shall convene committee meetings and invite the Board members to nominate candidates (if any) for the Nomination Committee to consider before convening the meeting;

• the Nomination Committee may also nominate candidates who have not been nominated by the Board members;

• for the appointment of any director candidate, the Nomination Committee shall conduct adequate due diligence in respect of such candidate and make recommendations to the Board for consideration;

• for the re-appointment of any existing members of the Board, the Nomination Committee shall make recommendations to the Board for consideration;

• for the procedures for Shareholders to nominate any director candidates, please refer to the Procedures for Shareholders to Propose a Person for Election as a Director of the Company on the Company's website; and

• the Board shall have the right of final decision on all matters relating to the election of recommended candidates or re-appointed directors at a general meeting.




Corporate Governance Report

DIRECTOR NOMINATION POLICY (Continued)

Pursuant to the Director Nomination Committee, for assessing the suitability and the potential contribution to the Board of a proposed candidate, the Nomination Committee will consider (i) integrity and reputation, (ii) educational background, professional qualifications and work experience (including part-time jobs), (iii) whether or not they have the necessary skills and experience, (iv) whether or not they will promote the diversity of the Board in all aspects, (v) whether or not the candidates for independent directors meet the requirements for independence under Rule 3.13 of the Listing Rules, and (vi) any other relevant factors as determined by the Nomination Committee or the Board from time to time.

DIVERSITY POLICY

The Company is committed to promoting the culture of diversity in the Company. We have strived to promoting diversity to the extent practicable by taking into consideration a number of factors in its corporate governance structure.

The Company has adopted a board diversity policy which sets out the objective and approach to achieve and maintain diversity in the Board. Pursuant to the board diversity policy, selection of Director candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, industry experience, technical capabilities, professional qualifications and skills, knowledge, length of service and other related factors. We will also consider our own business model and special needs. The ultimate selection of Director candidates will be based on merits of the candidates and contribution that the candidates will bring to the Board.

We will strive to keep gender balance of the Board through measures implemented by the Nomination Committee in accordance with our Board Diversity Policy. In particular, we will keep identifying and selecting female individuals with a diverse range of skills, experience and knowledge in different fields who are suitably qualified to become our Board members and maintain at least one female Director in our Board.

The Nomination Committee will continue to revisit the board diversity policy and monitor its implementation from time to time. The Nomination Committee will also continue to use best efforts to identify and recommend suitable female candidates for the Board's consideration in the future to ensure that gender diversity can be maintained.

As of the Latest Practicable Date, the Board comprises one female Director and six male Directors, which is in line with the gender diversity requirements by the Stock Exchange. Our Directors have a balanced mix of knowledge and skills, including overall management and strategic development, finance, accounting and risk management, obtained degrees in various areas, such as computer science, chemistry, electronic engineering, business administration and economics, and have rich experience in various industries, including TMT, consumer products, technical service and financing. The Nomination Committee has reviewed the Board Diversity Policy, is satisfied with its effectiveness and implementation and considered an appropriate balance diversity perspectives of the Board is well maintained.

As at December 31, 2023, we hired 10,493 full-time employees (including senior management), of which 6,923 were male and 3,570 were female. The gender ratio in the workforce (including senior management) was approximately 2 males to 1 females. The Company is aiming to achieve a more balanced gender ratio in the workforce and will continue to monitor and evaluate the diversity policy from time to time to ensure its continued effectiveness. The Company is not aware of any mitigating factor or circumstances which make achieving gender diversity across the workforce (including senior management) more challenging or less relevant. For more relevant details, please refer to the ESG Report.

Corporate Governance Report

INDEPENDENT OPINION

The Company has established mechanisms to ensure independent views and inputs are available to the Board. The following factors shall be considered to ensure that the Board has access to independent opinions:

- when assessing a candidate for appointment as an independent non-executive director of the Board, the Nomination Committee and the Board shall assess whether the candidate is able to give independent opinion to the Board, taking into account whether the candidate has sufficient time to perform his/her duty as an independent non-executive director, whether the candidate has relevant experience and/or appropriate qualifications in order to give independent opinion to the Board;

- when assessing whether an independent non-executive director should be re-elected, the Nomination Committee and the Board shall consider the independent non-executive director's overall contributions to the Board during his/her tenure, in order to assess whether the independent non-executive director is able to give independent opinion to the Board; and

- alternative channels of independent opinions shall be available to the Board other than from the independent non-executive directors, including, but not limited to, allowing directors to obtain independent professional advice from external parties to assist directors in carrying out their duties.

DIVIDEND POLICY

We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the near future on our Shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. No Shareholder has waived or agreed to waive any dividends.

Our Board has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The Company has adopted a policy on payment of dividends taking into account various elements including but not limited to the general business conditions of the Company, financial results of the Company, capital requirements, and any other conditions which the Board may deem relevant.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

Directors should participate in continuous professional development to develop and refresh their knowledge and skills. They shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the board remains informed and relevant.

During the year ended December 31, 2023 and up to the Latest Practicable Date, the key methods of attending continuous professional development by each of the Directors are recognized as follow:





Corporate Governance Report

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS (Continued)

Director	Participation in continuous professional development^(Note 1)
Non-executive Directors	
Mr. Lei Jun	√
Mr. Feng Honghua *(appointed on March 20, 2024)*^(Note 2)	√
Dr. Qiu Ruiheng *(appointed on March 29, 2023 and resigned on March 20, 2024)*	√
Dr. Ye Hangjun *(resigned on March 29, 2023)*	√
Executive Directors	
Mr. Zou Tao	√
Mr. He Haijian	√
Independent Non-executive Directors	
Mr. Yu Mingto	√
Mr. Wang Hang	√
Ms. Qu Jingyuan	√

Notes:

1. Our Directors attended training(s) or seminar(s) on updated laws and regulations, or read the materials relating to Directors' professional knowledge.

2. The Company has also arranged induction training for our newly appointed non-executive Director, Mr. Feng Honghua.

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2023. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

Ernst & Young has stated in the independent auditor's report on pages 83 to 88 of this annual report its reporting responsibilities on the Company's consolidated financial statements for the year ended December 31, 2023.




Corporate Governance Report

RISK MANAGEMENT AND INTERNAL CONTROL

The Board is responsible for evaluating and determining the nature and extent of the risks the Company is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees management in the design, implementation and monitoring of the risk management and internal control systems and is responsible for reviewing the effectiveness of the systems. The Board acknowledges that such risk management and internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and the systems can only provide reasonable but not absolute assurance against material misstatement or loss.

The Audit Committee has been established to assist the Board to monitor the implementation of the Company's risk management policies on an ongoing basis to ensure that the Company's internal control system is adequate and effective in identifying, managing, and mitigating risks involved in its business operations and financial reporting. The Company has established an internal audit department to enhance internal controls and have engaged an independent advisory firm to assist us in assessing the design and effectiveness of our execution of internal controls and in improving our overall internal controls.

The Company's risk management and internal control systems have been developed with the following principles, features and processes:

- **risk identification and assessment:** to identify internal and external matters that affect the achievement of the Company's objectives, analyze risks and opportunities, assess the likelihood of occurrence and degree of impact of risks with respect to the identified risk factors, and reasonably determine risk response strategies;

- **business control:** to take a series of measures and procedures based on the results of the risk assessment, including, among other things, segregation of authority and responsibility, transaction authorization systems, adequate documentation and records, asset security, independent verification, and appropriate segregation of duties to keep risks within acceptable levels;

- **information and communication:** to identify and gather the relevant information from within and outside the company, and transmit to relevant personnel in a timely manner; and

- **monitoring:** to supervise and inspect the establishment and implementation of the Company's internal controls, evaluate the effectiveness of internal controls, identify internal control deficiencies, and make continuous improvements.




Corporate Governance Report

RISK MANAGEMENT AND INTERNAL CONTROL (Continued)

The Board reviews the risk management and internal control systems annually. The Board believes that all the internal control and risk management policies and procedures have been properly designed and would enable the Company to strengthen the compliance of the overall monitoring system and thereby reduce its operational risk. Continuous monitoring and improvement of management procedures will be carried out to ensure effective internal control system to be in line with the growth of the Company's business. The Company has not suffered any material liability during the year under review resulting from the deficiencies in our internal control system.

The Board, as supported by the Audit Committee as well as the management report, reviewed the risk management and internal control systems, including the financial, operational and compliance controls, for the year ended December 31, 2023, and considered that such systems are effective and adequate.

FRAMEWORK FOR DISCLOSURE OF INSIDE INFORMATION

In accordance with the SFO, the Company has established a framework for handling and the disclosure of inside information. The framework sets out the procedures and internal controls for publishing the inside information announcements. The Company has communicated with all relevant staff regarding the implementation of the framework and relevant trainings are also provided.

Under the framework, if an employee is aware of any project, transaction, information or situation which he/she thinks could potentially be inside information, he/she should contact the head of relevant department, the general counsel and the company secretary as soon as possible. Legal analysis and consultations with the Directors and senior managements will be made so as to identify whether any such information constitutes inside information and is required to be disclosed to the public pursuant to the SFO. The framework and its effectiveness are subject to review on a regular basis according to established procedures.

COMPANY SECRETARY

After Ms. Wang Yi's resignation on August 22, 2023, Ms. So Ka Man ("**Ms. So**") act as the sole company secretary, who is an external secretarial service provider. The primary contact person of Ms. So at the Company is Mr. Tian Bo, our head of Legal, Compliance and Capital Markets Centre. All Directors have access to the advice and services of the company secretary on corporate governance and board practices and matters.

The relevant professional trainings that Ms. So participated in during the Reporting Period has reached 15 hours, which is in compliance with the requirements of Rule 3.29 of the Listing Rules.





Corporate Governance Report

AUDITOR'S REMUNERATION

A breakdown of the remuneration in respect of the audit and non-audit services provided by the independent auditor to the Company for the year ended December 31, 2023 is set out below:

Service category	Fees paid RMB'000
Audit services	14,030
Non-audit services (including tax services and SOC (service organization control))	1,466
Total	15,496

SHAREHOLDERS' RIGHTS

To safeguard shareholder interests and rights, separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions shall be determined by poll and not on a show of hands, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands. Poll results will be posted on the websites of the Company and of the Hong Kong Stock Exchange after each general meeting.

SHAREHOLDERS' GENERAL MEETING

The Shareholders' general meeting is the organ of highest authority of our Company and exercises the duties and powers in accordance with the laws and the Articles of Association.

In order to protect the rights of Shareholders, our Company will convene the Shareholders' general meetings in strict compliance with the relevant rules and procedures such that all Shareholders are treated equally and can exercise their rights fully. Separate resolutions will be proposed at general meetings on each substantial issue. Each resolution submitted to the Shareholders' general meeting will be voted pursuant to the Listing Rules, and the voting result will be published on the websites of the Stock Exchange and the Company after the meeting.

During the Reporting Period, our Company has convened one Shareholders' general meeting.





Corporate Governance Report

SHAREHOLDERS' GENERAL MEETING (Continued)

Convening an Extraordinary General Meeting and Putting Forward Proposals by Shareholders

Pursuant to Articles 59 of the Articles of Association, an extraordinary general meeting shall be convened and resolutions shall be added to a meeting agenda on a requisition of any one or more Shareholders holding, on the date of deposit of the requisition in the aggregate, not less than ten per cent (10%) of the votes attaching to the total issued and paid up share capital of the Company on a one vote per share basis. If within twenty one (21) days of such deposit the Board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to the requisitionist(s) by the Company.

Procedure for Shareholders to Propose A Person for Election as A Director

Shareholders may propose a person for election as a director, the procedures for which are available on the Company's website.

Putting Forward Enquiries to the Board

The Company will not normally deal with verbal or anonymous enquiries.

The Shareholders may send written enquiries to the Company, for the attention of the Board of Directors, to the following:

Address: Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, 100085, PRC.

Email: ksc-ir@kingsoft.com

For the avoidance of doubt, Shareholder(s) shall deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above addresses, apart from the registered office of the Company, and provide their full name, contact details and identification in order to give effect thereto. The Shareholders' information may be disclosed as required by law.





Corporate Governance Report

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company has adopted a Shareholders' communication policy with the aim of promoting effective communication with the Shareholders and other stakeholders, encouraging the Shareholders to engage actively with the Company, and enabling the Shareholders to exercise their rights as shareholders effectively.

Information will be communicated to the Shareholders through the Company's financial reports, annual general meetings and extraordinary general meetings that may be convened as well as all the published disclosures submitted to the Hong Kong Stock Exchange. To promote effective communication, the Company maintains a website at ir.ksyun.com, where up-to-date information and updates on the Company's business operations and developments, financial information, corporate governance practices and other information are available for public access.

Based on the Shareholders' communication policy which sets out the various communication channels available to the Shareholders to communicate their views on the matters affecting the Company and direct their views to the Company, and the corporate communication made available by the Company to the Shareholders by different means, the Company believes that the policy has been effectively implemented on the basis that it facilitates timely and effective communication of the Company with its Shareholders during the year ended December 31, 2023.

The forthcoming annual general meeting of the Company will be held in June 2024, the notice of which will be published and issued to Shareholders in compliance with the Articles of Association and the Listing Rules.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

The Company adopted the second amended and restated Articles of Association on December 29, 2022, which has been effective from the Listing Date. During the year ended December 31, 2023, no changes have been made to the said Articles of Association. The Articles of Association is available on the websites of the Company and the Stock Exchange.




Other Information

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As at December 31, 2023, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Interest in Shares and Underlying Shares of the Company

Name	Nature of Interest	Number of Issued Shares	Number of Shares underlying Outstanding Options/ RSUs Granted	Approximate Percentage of Shareholding of the Issued Share Capital of the Company[2] (%)
Mr. Lei Jun[3]	Interest in controlled corporation	466,161,000 (L)	Nil	12.25
Mr. Zou Tao	Beneficial interest	2,000,000 (L)	Nil	0.05
Mr. He Haijian	Beneficial interest	2,007,000 (L)	6,355,482 (L)[4]	0.22

Notes:

(1)   The letter "L" denotes a long position in the Shares.

(2)   Calculated on basis of the total number of issued shares of the Company as of December 31, 2023.

(3)   Mr. Lei Jun has the majority voting power in Xiaomi and is deemed to be interested in those Shares held by Xiaomi under the SFO.

(4)   Represents the beneficial interest in (i) 6,340,000 Shares underlying the outstanding RSUs granted to him under the 2013 Share Award Scheme; and (ii) 15,482 Shares underlying the outstanding share options under the 2013 Share Option Scheme.

Save as disclosed above, none of the Directors or chief executive of the Company and their associates, had interests or short positions in shares, underlying shares or debentures of the Company or its associated corporations as at December 31, 2023.





Other Information

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at December 31, 2023, the following persons (other than the Directors and chief executives whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares	Approximate Percentage of Shareholding of the Issued Share Capital of the Company[2] (%)
Kingsoft Corporation	Beneficial owner	1,423,246,584 (L)	37.40
The Bank of New York Mellon Corporation[3]	Interest of controlled corporation	1,246,038,679 (L)	32.74
		1,238,784,435 (S)	32.55
		7,173,499 (Lending Pool)	0.19
Xiaomi Corporation[4]	Beneficial owner	449,701,000 (L)	11.82
	Interest of controlled corporation	16,460,000 (L)	0.43
Canada Pension Plan Investment Board	Beneficial owner	306,114,735 (L)	8.04
J.P. Morgan Securities Plc	Interest in controlled corporation	192,122,175 (L)	5.05
		191,939,935 (S)	5.04

Notes:

(1) The letter "L" denotes a long position in the Shares and the letter "S" denotes a short position in the Shares.

(2) Calculated on basis of the total number of issued shares of the Company as of December 31, 2023.

(3) The Bank of New York Mellon was wholly owned by The Bank of New York Mellon Corporation. As such, The Bank of New York Mellon Corporation was deemed to be interested in the 1,246,038,679 (L) and 1,238,784,435 (S) Shares held by The Bank of New York Mellon.

(4) 449,701,000 Shares were held by Xiaomi Corporation beneficially. 16,460,000 Shares were held by Xiaomi Corporation through its indirectly wholly owned subsidiary, Green Better Limited.

Save as disclosed above, as at December 31, 2023, no person, other than the Directors and chief executive of the Company whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the Shares or underlying Shares which would fall to be recorded in the registry required to be kept by the Company pursuant to Section 335 of the SFO.




Other Information

EQUITY INCENTIVE PLAN

2013 Share Option Scheme

The 2013 Share Option Scheme was adopted on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. No further grant of any share options under the 2013 Share Option Scheme will be made after the Listing Date.

Purpose

The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity.

Eligible Participants

Employees, whether full time or part time, of our Company, its subsidiaries or any invested entity, being an entity in which the Group directly or indirectly holds 20% or more equity interest, are eligible to participate in the 2013 Share Option Scheme.

Number of Shares Available for Issue

The total number of shares available for issues under the 2013 Share Option Scheme is 32,382,951, representing approximately 0.85% of the total issued Shares as at the Latest Practicable Date.

Individual Limit

Where any further grant of options to a participant would result in the total number of Shares issued and to be issued upon exercise of all the options granted and to be granted to such person (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1 percent of the total number of Shares in issue, such further grant must be separately approved by the shareholders of the Company and Kingsoft Corporation in general meeting with such participant and his associated abstaining from voting.




Other Information

Exercise Period

Subject to the terms of the 2013 Share Option Scheme, a share option may be exercised in whole or in part in accordance with the terms and conditions upon which such share option is granted. Share options complying with the provisions of the Listing Rules which are granted during the duration of the scheme and remain unexercised immediately prior to the end of the ten-year period shall continue to be exercisable in accordance with their terms of grant within the validity period for which such share options are granted, notwithstanding the expiry of the scheme.

Vesting Schedule

The Board shall determine the schedule for the vesting of Shares comprised in the share option on the offer date.

Amount Payable on Application or Acceptance of the Option

No consideration is payable on acceptance of each grant of options.

Subscription Price

The subscription price in respect of any particular share option shall be such price as determined by the Board in its absolute discretion at the time of making of the offer (which shall be stated in the offer letter).

Remaining Life of the Scheme

The 2013 Share Option Scheme shall be valid and effective for a period of ten years from February 27, 2013. As at the Latest Practicable Date, the duration of the 2013 Share Option Scheme has expired but the provisions of this scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any options (to the extent not already exercised) granted prior to the termination or otherwise as may be required in accordance with the provisions of this scheme.




Other Information

2013 Share Award Scheme

The 2013 Share Award Scheme was adopted on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. No further grant of any share awards under the 2013 Share Award Scheme will be made after the Listing Date.

Purpose

The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity.

Eligible Participants

Employees, whether full time or part time, of our Company, subsidiaries or any entity in which the Company and its subsidiaries hold any equity interest are eligible to participate in the 2013 Share Award Scheme.

Number of Shares Available for Issue

The total number of shares available for issues under the 2013 Share Award Scheme is 27,362,534, representing approximately 0.72% of the total issued Shares as at the Latest Practicable Date.

Individual Limit

There is no limit as to maximum entitlement of each participant under the 2013 Share Award Scheme.

Vesting Schedule

Unless otherwise determined by the Board at its sole discretion, the awarded shares shall vest in accordance with the award notice, provided that the selected employee remains at all times after the reference date and on the relevant vesting dates (if applicable) an eligible person.




Other Information

Amount Payable on Application or Acceptance of the Share Award and Purchase Price

Subject to the provision of the 2013 Share Award Scheme, the Board may impose any conditions, restrictions or limitations (including but not limited to consideration payable on application or acceptance of share award and purchase price) in relation to the award from time to time as it may at its absolute discretion think fit.

Remaining Life of the Scheme

The 2013 Share Award Scheme shall be valid and effective for a period of ten years from February 22, 2013. As at the Latest Practicable Date, the 2013 Share Award Scheme has expired but the provisions of this scheme shall remain in full force and effect to the extent necessary to give effect to any awarded shares not vested but granted prior to the termination of this scheme or otherwise as may be required in accordance with the provisions of this scheme.

2021 Share Incentive Plan

The 2021 Share Incentive Plan was adopted on November 15, 2021. Amendments to the 2021 Share Incentive Plan were approved by the Board on December 20, 2022, and took effect upon Listing.

Purpose

The purpose of the 2021 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of the directors and employees of the Group, and the service providers of the Group to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The 2021 Share Incentive Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the directors and employees of the Group, and the service providers of the Group upon whose judgment, interest and special effort the successful conduct of the Company's operation is largely dependent.




Other Information

Eligible Participants

Any individual or entity, who is:

(a) an employee (whether full-time or part-time), director or officer of any member of our Group, including persons who are granted awards under the 2021 Share Incentive Plan as an inducement to enter into employment contracts with any member of our Group;

(b) an employee (whether full-time or part-time), director or officer of: (i) a holding company; (ii) subsidiaries of the holding company other than members of our Group; or (iii) any company which is an associate of our Company;

(c) providing services to our Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of our Group (the "**Service Provider Participants**"); or

(d) trusts or entities established in connection with any employee benefit plan of the Company (including the Plan) for the benefit of a participant

as determined by the Board or its delegate(s) from time to time to be entitled to participate in the 2021 Share Incentive Plan.

In particular, Service Provider Participants include:

(a) Professional consultancy firms or individuals with expertise in the technical services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry, who, or are anticipated to be going forward, a significant business partner, or otherwise significant to our Group's business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by our Group, or otherwise will contribute significantly to the growth of our Group's financial or business performance, based on quantitative performance indicators to be determined by the Board or the Compensation Committee on a case-by-case basis. Such consultants may be able to collaborate with our Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with our Group; and




Other Information

(b) Consultants, such as professors, academics and reputable industry expert with distinguished backgrounds and expertise in technical services, hardware and components and other related services in cloud service industry, business expansion and development, national and international trade, human resources and regulatory affairs in the cloud service industry, who, or are anticipated to be going forward, a significant business partner, or otherwise significant to our Group's business, with reference to, among other metrics, research and development, development or manufacturing or distribution of products/services provided by our Group, or otherwise will contribute significantly to the growth of our Group's financial or business performance, based on quantitative performance indicators to be determined by the Administrator or the Compensation Committee on a case-by-case basis. Such consultants may be able to collaborate with our Group on continuing or discrete consulting projects and may be remunerated with equity incentives to align the long-term interests of such consultants with our Group.

However, no individual who is resident in a place where the grant, acceptance or exercise of options pursuant to the 2021 Share Incentive Plan is not permitted under the laws and regulations of such place or where, in the view of the Administrator or the Compensation Committee, compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such individual, is eligible to be offered or granted options. For the avoidance of doubt, placing agents or financial advisors providing advisory services for fundraising, mergers or acquisitions, or professional service providers such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity may not participate in the 2021 Share Incentive Plan.

In assessing whether the Service Provider Participants provides services to our Group on a continuing and recurring basis, the Board or the Compensation Committee shall take into consideration the length and type of services provided and the recurrences and regularity of such services, and will benchmark such metrics against the performance of the employees, officers and directors of our Group to whom our Group provides equity incentives, while taking into account the purpose of the 2021 Share Incentive Plan and the objectives in engaging the Service Provider Participants. Our Company will also take into consideration the remuneration packages of comparable peers for similar service providers, based on available information in the industry.

The Board considers that the eligibility of Service Providers to participate in the 2021 Share Incentive Plan is consistent with the purpose of the 2021 Share Incentive Plan, which enables our Group to preserve its cash resources and use share incentives to encourage persons outside of our Group to contribute to our Group and align the mutual interests of each party, as both our Company and the Service Provider Participants, by holding on to equity incentives, will mutually benefit from the long term growth of our Group.

Number of Shares Available for Issue

The total number of Shares which may be issued upon the exercise of all options and awards that may be granted pursuant to the 2021 Share Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed ten percent (10%) of the total number of Shares in issue immediately upon the Listing (the "**Scheme Mandate Limit**"), being 380,528,480 Shares. The total number of Shares which may be issued pursuant to options and awards to be granted to Service Provider Participants pursuant to the 2021 Share Incentive Plan and any other share award schemes of the Company in aggregate, is 38,052,848 Shares, being not more than one percent (1%) of the total number of Shares in issue immediately upon the Listing (the "**Service Provider Sublimit**").




Other Information

As at January 1, 2023 and December 31, 2023, the numbers of options and awards available for grant under the Scheme Mandate Limit are 380,528,480 and 226,083,503, and that under the Service Provider Sublimit are 38,052,848 and 38,052,848, respectively. As of the Latest Practicable Date, the total number of shares available for issues under the 2021 Share Incentive Plan is 351,871,436 (considering those RSUs granted before the Listing, of which relevant Shares having not been issued), representing approximately 9.25% of the total issued Shares.

The number of Shares that may be issued in respect of options and awards granted under the 2021 Share Incentive Plan during Reporting Period divided by the weighted average number of Shares in issue for the Reporting Period is 4.06%.

Maximum Entitlement of a Grantee

Unless approved by our Shareholders, the total number of Shares issued and to be issued upon the vesting or exercise of the Awards granted and to be granted under the 2021 Share Incentive Plan and any other share option scheme(s) of the Company to each selected participant (including all vested, exercised and outstanding Awards but excluding any Award lapsed in accordance with the Plan) in any 12-month period shall not exceed 1% of the total number of Shares in issue (the "**Individual Limit**"). Any further grant of Awards to a selected participant which would result in the aggregate number of Shares issued and to be issued upon exercise of all options granted and to be granted to such selected participant (including all vested, exercised and outstanding Awards) in the 12 month period up to and including the date of such further grant exceeding the Individual Limit shall be subject to separate approval of our Shareholders (with such selected participant and his associates abstaining from voting). For any options to be granted in such circumstances, the date of the Board meeting for proposing such further grant shall be the date of grant of such options for the purpose of calculating the exercise price of the options.

Exercise Period of Share Options

The share options may not be exercised until vested pursuant to the applicable award agreement. The authorized administrator shall determine the time or times at which a share option may be exercised in whole or in part, including exercise prior to vesting, provided that the term of any share option granted under the 2021 Share Incentive Plan shall not exceed ten (10) years from the date of grant. A share option shall lapse automatically (to the extent not already exercised or lapsed) on the expiry of such term. The authorized administrator shall also determine any conditions, if any, that must be satisfied before all or part of a share option may be exercised. Once vested, the vested portion of the share option may be exercised in whole or in any part, at any time, subject to the terms of the 2021 Share Incentive Plan and the award agreement.





Other Information

Vesting Schedule

The awards (in form of restricted share units, share options or other type of shares or other types of awards or benefits authorized to be granted) to be issued to any participant under the 2021 Share Incentive Plan shall be subject to the vesting schedule as specified in the award agreement. The vesting period of any award granted under the 2021 Share Incentive Plan should not be less than 12 months, unless a shorter vesting period is approved by the Board and the applicable requirements under Rule 17.03F of Chapter 17 of the Listing Rules are complied with. Specific circumstances where awards may be granted with a shorter period include:

(a)　grants of "make-whole" awards to new joiners to replace the share awards they forfeited when leaving the previous employer, where the shorter vesting period shall reflect the remainder of the vesting period on the forfeited awards that was left to run;

(b)　awards to a participant whose employment is terminated due to death or disability or occurrence of any out of control event where the vesting of awards may accelerate;

(c)　awards with performance-based vesting conditions in lieu of time-based vesting criteria;

(d)　awards that are made in batches during a year for administrative and compliance reasons. This may include awards that should have been granted earlier but had to wait for a subsequent batch, in order to reflect the time from which an award would have been granted;

(e)　awards that are granted based on commended performance of a participant during the past 12 months as appraised by the human resources department of the Company or the executives as designated by the Compensation Committee as justifiable to have receive additional awards with shorter vesting period for retention purpose; and

(f)　awards with a mixed or accelerated vesting schedule such as where the Awards may vest evenly over a period of 12 months.





Other Information

Amount Payable on Application or Acceptance of the Option or Award

No consideration is payable on acceptance of each grant of award under the 2021 Share Incentive Plan, in form of restricted share units, share options or other type of shares or other types of awards or benefits authorized to be granted.

Exercise Price and Purchase Price

The Board or the authorized administrator determines the exercise price for each share option. In any event, the exercise price of the share option shall not be lower than the fair market value per share on the date of grant, which upon the Listing, shall not be less than the highest of (a) the closing price of the Shares or the per-Share closing price of ADSs on the date of grant as stated in the daily quotations sheet of the Stock Exchange or Nasdaq (as the case may be); or (b) the average closing price of the Shares or per-Share closing price of the ADSs as stated in the daily quotations sheet of the Stock Exchange or Nasdaq (as the case may be) for the five (5) business days immediately preceding the date of grant.

The exercise or purchase price, if any, for an Award shall be determined by the administrator, and not less than the par value of a Share, unless otherwise permitted by applicable laws.

Remaining Life of the Scheme

Unless otherwise terminated by the Board, the 2021 Share Incentive Plan shall continue in effect for a term of ten (10) years after the effective date (i.e. November 15, 2021). As at the Latest Practicable Date, the remaining life of the 2021 Share Incentive Plan is about seven years and seven months.




Other Information

Details of the movement of the options and RSU granted to grantees who are Directors, chief executive or substantial shareholders, employees of the Company and other grantees under the 2013 Share Option Scheme, 2013 Share Award Scheme and 2021 Share Incentive Plan during the Reporting Period are as follows:

		Number of Shares underlying the options									
Name	Date of grant	Outstanding as at January 1, 2023	Granted during the Reporting Period	Lapsed during Reporting Period	Cancelled during the Reporting Period	Exercised during the Reporting Period[(i)]	Outstanding as at December 31, 2023	Vesting period	Expiry date[(i)]	Exercise price per Share (US$)	Weighted average closing price per Share immediately before exercised (US$)
Director and Senior Management											
He Haijian	March 5, 2021	15,482	0	0	0	0	15,482	Vested upon grant	March 5, 2031	0.07422	0
Liu Tao	February 15, 2016	1,800,000	0	0	0	0	1,800,000	5 years	February 15, 2026	0.07422	0
Tian Kaiyan	April 15, 2018	1,200,000	0	0	0	0	1,200,000	5 years	April 15, 2028	0.07422	0
Qian Yifeng	April 16, 2015	2,000,000	0	0	0	0	2,000,000	5 years	April 16, 2025	0.07422	0
Other employees											
351 grantees	From November 20, 2013 to July 15, 2022	33,350,626	0	1,147,119	0	4,363,286	27,840,221	Vested upon grant to 5 years	From November 20, 2023 to July 15, 2032	0.07422	4.78

Notes:

(i) Options may be exercised upon vesting and before the expiry date.

(ii) No option was granted during the Reporting Period.




Other Information

		Number of Shares underlying the RSUs								
Name	Date of grant	Outstanding as at the January 1, 2023	Granted during the Reporting Period	Lapsed during Reporting Period	Cancelled during the Reporting Period	Exercised during the Reporting Period	Outstanding as at December 31, 2023	Vesting period	Purchase price per Share (US$)	Weighted average closing price per Share immediately before exercised (US$)
Director and Senior Management										
He Haijian	February 8, 2020 June 15, 2020 December 8, 2022	7,120,000	0	0	0	780,000	6,340,000	2–5 years	0-0.86978	4.48
Liu Tao	May 23, 2019 December 5, 2019	2,860,000	0	0	0	780,000	2,080,000	5 years	0-0.86978	4.84
Tian Kaiyan	December 5, 2019	512,000	0	0	0	96,000	416,000	5 years	0-0.86978	4.64
Qian Yifeng	May 23, 2019 December 5, 2019	3,060,000	0	0	0	980,000	2,080,000	5 years	0-0.86978	4.91
Other employees										
378 grantees (under 2013 Share Award Scheme)	From May 23, 2019 to July 15, 2022	33,665,002	0	10,351,393	0	6,635,339	16,678,270	5 years	0-0.86978	4.53
317 grantees (under 2021 Share Incentive Scheme)	From January 24, 2022 to December 13, 2022	104,003,481	0	12,247,208	0	25,900,600	65,855,673	5 years	0.0001-0.01	5.11
12 grantees (under 2021 Share Award Scheme)	April 21, 2023	0	3,628,307	0	0	785,758	2,842,549	Vesting between date of grant and 5-year thereupon	0.01	4.43
102 grantees (under 2021 Share Incentive Scheme)	July 17, 2023	0	10,145,568	201,900	0	0	9,943,668	1-5 years	0.01	0
362 grantees (under 2021 Share Incentive Scheme)	December 13, 2023	0	140,873,002	0	0	13,362,542	127,510,460	Vesting between date of grant and 5-year thereupon	0.01	3.73

Notes:

(i) The closing prices of Shares traded on the Stock Exchange and ADSs traded on Nasdaq on April 20, 2023, being the business day immediately before April 21, 2023, were HK$4.10 per Share and US$7.40 per ADS, respectively. Fair value of RSUs granted on April 21, 2023, as at the date of grant, was US$0.44 per RSU. For relevant accounting standard and policy adopted, please refer to Note 16 to the consolidated financial statements.




Other Information

(ii)   The closing prices of Shares traded on the Stock Exchange and ADSs traded on Nasdaq on July 14, 2023, being the business day immediately before July 17, 2023, were HK$3.35 per Share and US$6.32 per ADS, respectively. Fair value of RSUs granted on July 17, 2023, as at the date of grant, was US$0.41 per RSU. For relevant accounting standard and policy adopted, please refer to Note 16 to the consolidated financial statements.

(iii)   The closing prices of Shares traded on the Stock Exchange and ADSs traded on Nasdaq on December 12, 2023, being the business day immediately before December 13, 2023, were HK$2.19 per Share and US$4.00 per ADS, respectively. Fair value of RSUs granted on December 13, 2023, as at the date of grant, was US$0.26 per RSU. For relevant accounting standard and policy adopted, please refer to Note 16 to the consolidated financial statements.

(iv)   For more vesting period related details, please refer to the announcements of the Company dated April 22, July 18, and September 13, 2023.

(v)   All of the grant of RSUs granted during the Reporting Period were made without any performance targets.

(vi)   RSUs mentioned above may be exercised upon vesting to 30 days after relevant grantees ceasing to be an eligible participant.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company's listed securities.




Other Information

CHANGE IN INFORMATION OF DIRECTORS AND CHIEF EXECUTIVE

Details of changes in Directors during the Reporting Period and up to the Latest Practicable Date are set out below:

Name	Position	Details of Change	Reason of Change
Dr. Ye Hangjun	Non-executive Director	Resigned on March 29, 2023	Other business commitments which require more of his attention and dedication
Dr. Qiu Ruiheng	Non-executive Director	Appointed on March 29, 2023	–
Dr. Qiu Ruiheng	Non-executive Director	Resigned on March 20, 2024	Other business commitments which require more of his attention and dedication
Mr. Feng Honghua	Non-executive Director	Appointed on March 20, 2024	–

Save as disclosed above, there has been no change to the information of the Directors and chief executive of the Company which is required to be disclosed pursuant to paragraphs (a) to (e) and (g) under Rule 13.51(2) and Rule 13.51B(1) of the Listing Rules.

RECONCILIATION BETWEEN U.S. GAAP AND IFRS

The consolidated financial statements for the year ended December 31, 2023 is prepared under U.S. GAAP, and the differences between U.S. GAAP and IFRSs has been disclosed in the Note 28 to such consolidated financial statements.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the year ended December 31, 2023. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to December 31, 2023.





Other Information

EVENTS AFTER THE PERIOD

Save as disclosed in this annual report, the Group has no significant events occurred after December 31, 2023 and up to the Latest Practicable Date, which require additional disclosures or adjustments.

APPROVAL OF ANNUAL REPORT

The annual report and the audited consolidated results of the Group for the year ended December 31, 2023 were approved and authorized for issue by the Board and the Audit Committee on April 30, 2024.

SAFE HARBOR STATEMENT

This annual report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the United States Securities and Exchange Commission. The forward-looking statements included in this annual report are only made as of the Latest Practicable Date, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.





Independent Auditor's Report



Ernst & Young 27/F, One Taikoo Place 979 King's Road Quarry Bay, Hong Kong	安永會計師事務所 香港鰂魚涌英皇道979號 太古坊一座27樓	Tel 電話: +852 2846 9888 Fax 傳真: +852 2868 4432 ey.com

To the members of Kingsoft Cloud Holdings Limited
(Incorporated in Cayman Islands with limited liability)

OPINION

We have audited the consolidated financial statements of Kingsoft Cloud Holdings Limited (the "Company") and its subsidiaries (the "Group") set out on pages 89 to 167, which comprise the consolidated balance sheet as at December 31, 2023, and the consolidated statement of comprehensive loss, consolidated statement of changes in shareholders' equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with United States generally accepted accounting principles ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report. We are independent of the Group in accordance with the HKICPA's *Code of Ethics for Professional Accountants* (the "Code"), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's responsibilities for the audit of the consolidated financial statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.




Independent Auditor's Report

KEY AUDIT MATTERS (Continued)

Key audit matters	How our audit addressed the key audit matter
Impairment of Long-Lived Assets	
As described in Note 2 to the consolidated financial statements, the Company performed a recoverability test and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable. The Company determined the fair value of the asset group using the discounted cash flows method. As the estimated fair value of these assets was below their carrying value, the Company recognized RMB653,670 (US$92,067) impairment loss for the year ended December 31, 2023. Auditing management's impairment assessment of long-lived assets required subjective auditor's judgment due to the estimation uncertainty in determining the fair value of the public cloud asset group. Significant assumptions used included revenue growth rates for the public cloud service revenue, bandwidth and internet data center costs ("IDC costs") and discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's long-lived asset impairment assessment process. For example, we tested the controls over management's review of the significant assumptions described above used to develop the fair value of public cloud asset group. To test the Company's impairment assessment of the long-lived assets, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. We compared the revenue growth rates for public cloud service revenue and IDC costs used by management to the Company's historical results and business plan, and considered current industry, market and economic trends and other relevant external data. We involved our specialist to assist in the evaluation of discount rate used in the assessment. We also performed sensitivity analyses of the significant assumptions discussed above to evaluate the changes in the future cash flows of the asset group resulting from changes in the assumptions.





Independent Auditor's Report

KEY AUDIT MATTERS (Continued)

Key audit matters	How our audit addressed the key audit matter
Impairment Assessment of Cloud Service and Solutions Reporting Unit's Goodwill	
At December 31, 2023, the Company's goodwill allocated to cloud service and solutions reporting unit was RMB3,651 million. As described in Notes 2 and 10 to the consolidated financial statements, the Company tested goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Company elected to bypass the qualitative assessment and proceed directly to perform quantitative assessment for the goodwill allocated to cloud service and solutions reporting unit. As a result of the impairment assessment, no impairment losses were recognized for the Company's goodwill allocated to cloud service and solutions reporting unit during the year ended December 31, 2023. Auditing management's impairment assessment of goodwill required subjective auditor's judgment due to the estimation uncertainty in determining the fair value of the reporting unit. Significant assumptions used included revenue growth rates for public cloud service revenue, IDC costs and discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's impairment assessment process of goodwill. For example, we tested the controls over management's review of the significant assumptions described above used to determine the fair value of the reporting unit. To test the Company's impairment assessment of goodwill, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. We compared the revenue growth rates for public cloud service revenue and IDC costs used by management to the Company's historical results and business plan, and considered current industry, market and economic trends and other relevant external data. We involved our specialist to assist in the evaluation of discount rate used in the assessment. We also performed sensitivity analyses of the significant assumptions discussed above to evaluate the changes in the fair value of the reporting unit resulting from changes in the assumptions.





Independent Auditor's Report

OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Group or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.




Independent Auditor's Report

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As part of an audit in accordance with HKSAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.




Independent Auditor's Report

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Wong Kwok Yin.

Ernst & Young
Certified Public Accountants
Hong Kong
April 30, 2024





Consolidated Balance Sheet

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

		As at December 31		
	Notes	2022 RMB	**2023** **RMB**	**2023** **US$**
ASSETS				
Current assets:				
Cash and cash equivalents		3,419,166	**2,255,287**	**317,651**
Restricted cash		114,560	**234,194**	**32,986**
Accounts receivable, net of allowance for credit losses of RMB47,962 and RMB24,743 (US$3,485) as of December 31, 2022 and 2023, respectively	6	2,402,430	**1,529,915**	**215,484**
Short-term investments		1,253,670	**–**	**–**
Prepayments and other assets	7	1,612,022	**1,812,692**	**255,312**
Amounts due from related parties	20	246,505	**266,036**	**37,470**
Total current assets		9,048,353	**6,098,124**	**858,903**
Non-current assets:				
Property and equipment, net	8	2,132,994	**2,186,145**	**307,912**
Intangible assets, net	9	1,008,020	**834,478**	**117,534**
Goodwill	10	4,605,724	**4,605,724**	**648,703**
Prepayments and other assets	7	21,263	**870,781**	**122,647**
Equity investments	2	273,580	**259,930**	**36,610**
Amounts due from related parties	20	5,758	**56,264**	**7,925**
Operating lease right-of-use assets	11	220,539	**158,832**	**22,371**
Total non-current assets		8,267,878	**8,972,154**	**1,263,702**
Total assets		17,316,231	**15,070,278**	**2,122,605**
LIABILITIES, NON-CONTROLLING INTEREST, AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable (including accounts payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB2,113,674 and RMB1,646,804 (US$231,947) as of December 31, 2022 and 2023, respectively)	12	2,301,958	**1,805,083**	**254,241**
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB644,858 and RMB1,003,831 (US$141,387) as of December 31, 2022 and 2023, respectively)	13	2,830,826	**2,838,085**	**399,736**
Short-term bank loans (including short-term bank loans of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB885,500 and RMB1,110,896 (US$156,466) as of December 31, 2022 and 2023, respectively)	14	909,500	**1,110,896**	**156,466**



Consolidated Balance Sheet

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

	Notes	As at December 31 2022 RMB	2023 RMB	2023 US$
Income tax payable (including income tax payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)	15	51,892	63,961	9,009
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB388,308 and RMB902,154 (US$127,066) as of December 31, 2022 and 2023, respectively)	14, 20	427,727	931,906	131,256
Current operating lease liabilities (including current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB87,142 and RMB63,830 (US$8,990) as of December 31, 2022 and 2023, respectively)	11	136,723	78,659	11,079
Total current liabilities		6,658,626	6,828,590	961,787
Non-current liabilities:				
Long-term bank loan (including long-term bank loan of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB100,000 (US$14,085) as of December 31, 2022 and 2023, respectively)	14	–	100,000	14,085
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB413,464 and RMB40,069 (US$5,644) as of December 31, 2022 and 2023, respectively)	14, 20	413,464	40,069	5,644
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)	15	167,052	142,565	20,080
Other liabilities (including other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB284,971 and RMB415,367 (US$58,503) as of December 31, 2022 and 2023, respectively)	13	370,531	634,803	89,410





Consolidated Balance Sheet

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

	Notes	As at December 31 2022 RMB	As at December 31 2023 RMB	As at December 31 2023 US$
Non-current operating lease liabilities (including non-current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB90,138 and RMB64,466 (US$9,080) as of December 31, 2022 and 2023, respectively)	11	123,059	78,347	11,035
Total non-current liabilities		1,074,106	995,784	140,254
Total liabilities		7,732,732	7,824,374	1,102,041
Commitments and contingencies	21			
Shareholders' equity:				
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 and 40,000,000,000 shares authorized, 3,805,284,801 and 3,805,284,801 shares issued, 3,508,413,941 and 3,562,097,466 shares outstanding as of December 31, 2022 and 2023, respectively)	19	25,062	25,443	3,584
Treasury shares		(208,385)	(208,385)	(29,350)
Additional paid-in capital		18,648,205	18,811,028	2,649,478
Statutory reserves funds		14,700	21,765	3,066
Accumulated deficit		(10,131,636)	(12,315,041)	(1,734,539)
Accumulated other comprehensive income	22	453,074	555,342	78,218
Total Kingsoft Cloud Holdings Limited shareholders' equity		8,801,020	6,890,152	970,457
Non-controlling interests		782,479	355,752	50,107
Total equity		9,583,499	7,245,904	1,020,564
Total liabilities, non-controlling interests and shareholders' equity		17,316,231	15,070,278	2,122,605

The accompanying notes are an integral part of the consolidated financial statements.





Consolidated Statement of Comprehensive Loss

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

	Notes	For the year ended December 31			
		2021 RMB	2022 RMB	**2023** **RMB**	**2023** **US$**
Revenues:	5, 20				
Public cloud services (including related party amounts of RMB905,755, RMB1,043,183 and RMB981,049 (US$138,178) for the years ended December 31, 2021, 2022 and 2023, respectively)		6,159,085	5,360,282	**4,381,741**	**617,155**
Enterprise cloud services (including related party amounts of RMB23,695, RMB85,482 and RMB125,857 (US$17,726) for the years ended December 31, 2021, 2022 and 2023, respectively)		2,897,817	2,816,976	**2,663,993**	**375,216**
Others (including related party amounts of RMB74, RMB nil and RMB436 (US$61) for the years ended December 31, 2021, 2022 and 2023, respectively)		3,882	2,849	**1,727**	**243**
Total revenues		9,060,784	8,180,107	**7,047,461**	**992,614**
Cost of revenues (including related party amounts of RMB980, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2021, 2022 and 2023, respectively)	20	(8,709,496)	(7,750,569)	**(6,197,292)**	**(872,870)**
Gross profit		351,288	429,538	**850,169**	**119,744**
Operating expenses:					
Selling and marketing expenses		(518,167)	(560,059)	**(460,221)**	**(64,821)**
General and administrative expenses		(601,702)	(1,149,677)	**(1,060,022)**	**(149,301)**
Research and development expenses		(1,043,811)	(971,216)	**(784,807)**	**(110,538)**
Impairment of long-lived assets		–	–	**(653,670)**	**(92,067)**
Total operating expenses		(2,163,680)	(2,680,952)	**(2,958,720)**	**(416,727)**
Operating loss		(1,812,392)	(2,251,414)	**(2,108,551)**	**(296,983)**
Interest income		71,942	80,743	**78,410**	**11,044**
Interest expense		(52,040)	(137,812)	**(146,026)**	**(20,567)**
Foreign exchange gain (loss)		37,822	(334,629)	**(57,211)**	**(8,058)**
Other gain (loss), net	5	83,606	(43,810)	**(32,673)**	**(4,602)**
Other income, net	5	95,047	23,007	**100,363**	**14,136**
Loss before income taxes		(1,576,015)	(2,663,915)	**(2,165,688)**	**(305,030)**
Income tax expense	15	(15,741)	(24,473)	**(17,959)**	**(2,529)**
Net loss		(1,591,756)	(2,688,388)	**(2,183,647)**	**(307,559)**
Less: net loss attributable to non-controlling interests		(3,044)	(30,204)	**(7,307)**	**(1,029)**
Net loss attributable to Kingsoft Cloud Holdings Limited		(1,588,712)	(2,658,184)	**(2,176,340)**	**(306,530)**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Comprehensive Loss

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

	Notes	For the year ended December 31			
		2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Net loss per share:					
Basic and diluted	*18*	(0.46)	(0.73)	**(0.61)**	**(0.09)**
Shares used in the net loss per share computation:					
Basic and diluted	*18*	3,441,729,444	3,623,838,985	**3,558,354,940**	**3,558,354,940**
Other comprehensive (loss) income, net of tax of nil:					
Foreign currency translation adjustments		(139,575)	660,697	**102,241**	**14,400**
Comprehensive loss		(1,731,331)	(2,027,691)	**(2,081,406)**	**(293,159)**
Less: Comprehensive loss attributable to non-controlling interests		(3,177)	(30,463)	**(7,334)**	**(1,033)**
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited		(1,728,154)	(1,997,228)	**(2,074,072)**	**(292,126)**

The accompanying notes are an integral part of the consolidated financial statements.





Consolidated Statement of Changes in Shareholders' Equity

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves funds	Accumulated deficit	Total Kingsoft Cloud Holdings Limited shareholders' equity	Non-controlling interests	Total shareholders' equity
	Number of shares*	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	3,339,618,633	22,801	14,149,984	(68,440)	–	(5,864,356)	8,239,989	61	8,240,050
Adoption of ASC 326	–	–	–	–	–	(5,684)	(5,684)	–	(5,684)
Net loss for the year	–	–	–	–	–	(1,588,712)	(1,588,712)	(3,044)	(1,591,756)
Appropriation to statutory reserves	–	–	–	–	7,723	(7,723)	–	–	–
Business acquisition	247,475,446	1,598	3,615,485	–	–	–	3,617,083	891,590	4,508,673
Other comprehensive loss	–	–	–	(139,442)	–	–	(139,442)	(133)	(139,575)
Share-based compensation (Note 16)	–	–	434,350	–	–	–	434,350	–	434,350
Exercise and vesting of share-based awards (Note 16)	59,287,761	383	45,982	–	–	–	46,365	–	46,365
Balance as of December 31, 2021	3,646,381,840	24,782	18,245,801	(207,882)	7,723	(7,466,475)	10,603,949	888,474	11,492,423

The accompanying notes are an integral part of the consolidated financial statements.





Consolidated Statement of Changes in Shareholders' Equity

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	Ordinary shares									
	Number of shares*	Amount RMB	Treasury Shares	Additional paid-in capital RMB	Accumulated other comprehensive income (loss) RMB	Statutory reserves funds RMB	Accumulated deficit RMB	Total Kingsoft Cloud Holdings Limited shareholders' equity RMB	Non-controlling interests RMB	Total shareholders' equity RMB
Balance as of December 31, 2021	3,646,381,840	24,782	–	18,245,801	(207,882)	7,723	(7,466,475)	10,603,949	888,474	11,492,423
Net loss for the year	–	–	–	–	–	–	(2,658,184)	(2,658,184)	(30,204)	(2,688,388)
Other comprehensive income (loss)	–	–	–	–	660,956	–	–	660,956	(259)	660,697
Appropriation to statutory reserves	–	–	–	–	–	6,977	(6,977)	–	–	–
Capital contribution from non-controlling interests	–	–	–	–	–	–	–	–	2,143	2,143
Disposal of a subsidiary	–	–	–	–	–	–	–	–	(9,136)	(9,136)
Share-based compensation *(Note 16)*	–	–	–	392,291	–	–	–	392,291	(68,539)	323,752
Exercise and vesting of share-based awards *(Note 16)*	45,933,211	280	–	10,113	–	–	–	10,393	–	10,393
Repurchase of ordinary shares	(183,901,110)	–	(208,385)	–	–	–	–	(208,385)	–	(208,385)
Balance as of December 31, 2022	3,508,413,941	25,062	(208,385)	18,648,205	453,074	14,700	(10,131,636)	8,801,020	782,479	9,583,499

The accompanying notes are an integral part of the consolidated financial statements.





Consolidated Statement of Changes in Shareholders' Equity

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares and per share data)

	Ordinary shares									
	Number of shares*	Amount RMB	Treasury Shares	Additional paid-in capital RMB	Accumulated other comprehensive income RMB	Statutory reserves funds RMB	Accumulated deficit RMB	Total Kingsoft Cloud Holdings Limited shareholders' equity RMB	Non-controlling interests RMB	Total shareholders' equity RMB
Balance as of December 31, 2022	3,508,413,941	25,062	(208,385)	18,648,205	453,074	14,700	(10,131,636)	8,801,020	782,479	9,583,499
Net loss for the year	-	-	-	-	-	-	(2,176,340)	(2,176,340)	(7,307)	(2,183,647)
Other comprehensive income (loss)	-	-	-	-	102,268	-	-	102,268	(27)	102,241
Appropriation to statutory reserves	-	-	-	-	-	7,065	(7,065)	-	-	-
Disposal of a subsidiary	-	-	-	-	-	-	-	-	437	437
Share-based compensation *(Note 16)*	-	-	-	175,557	-	-	-	175,557	6,088	181,645
Exercise and vesting of share-based awards *(Note 16)*	53,683,525	381	-	10,802	-	-	-	11,183	-	11,183
Acquisition of non-controlling interests *(Note 4)*	-	-	-	(23,536)	-	-	-	(23,536)	(425,918)	(449,454)
Balance as of December 31, 2023	3,562,097,466	25,443	(208,385)	18,811,028	555,342	21,765	(12,315,041)	6,890,152	355,752	7,245,904
Balance as of December 31, 2023, in US$	3,562,097,466	3,584	(29,350)	2,649,478	78,218	3,066	(1,734,539)	970,457	50,107	1,020,564

* As of December 31, 2021, 2022 and 2023, 158,902,970, 112,969,750 and 59,286,225 ordinary shares, respectively, were issued in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the consolidated financial statements.





Consolidated Statement of Cash Flows

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"))

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	(1,591,756)	(2,688,388)	**(2,183,647)**	**(307,559)**
Adjustments to reconcile net loss to net cash (used in) generated from operating activities:				
Depreciation and amortization	855,604	1,157,424	**940,482**	**132,464**
Share-based compensation	434,350	359,835	**181,645**	**25,584**
Provision for credit losses	112,013	346,867	**502,185**	**70,730**
(Gain) loss from disposal of property and equipment	(5,814)	28,788	**22,996**	**3,239**
Changes in fair value of equity investments	(82,492)	354	**10,780**	**1,518**
Gain on disposal of equity investments	(10,363)	–	**(100)**	**(14)**
Impairment of equity investments	–	14,940	**13,582**	**1,913**
Changes in fair value of purchase consideration of a business acquisition	9,249	28,516	**14,433**	**2,033**
Gain on disposal of a subsidiary	–	–	**(6,022)**	**(848)**
Changes in fair value of purchase contingent consideration of a business acquisition	(7,034)	–	**–**	**–**
Impairment of contract costs	–	7,270	**–**	**–**
Impairment of long-lived assets	–	–	**653,670**	**92,067**
Issuance costs expensed for offerings	–	38,872	**–**	**–**
Foreign exchange (gain) loss	(37,822)	334,629	**57,211**	**8,058**
Deferred income tax	(11,852)	(35,195)	**(24,487)**	**(3,449)**
Non-cash operating lease expense	52,648	72,244	**42,617**	**6,002**
Changes in operating assets and liabilities:				
Accounts receivable	(947,790)	827,589	**375,242**	**52,852**
Prepayments and other assets	30,883	132,639	**(216,303)**	**(30,465)**
Amounts due from related parties	(2,075)	(39,581)	**(13,007)**	**(1,832)**
Accounts payable	593,410	(585,424)	**(621,327)**	**(87,512)**
Accrued expenses and other liabilities	(91,018)	251,751	**183,381**	**25,829**
Operating lease liabilities	(31,791)	(43,701)	**(37,401)**	**(5,268)**
Amounts due to related parties	2,064	(15,192)	**(73,522)**	**(10,355)**
Income tax payable	20,717	(5,263)	**8,522**	**1,200**
Net cash (used in) generated from operating activities	(708,869)	188,974	**(169,070)**	**(23,813)**

The accompanying notes are an integral part of the consolidated financial statements.




Consolidated Statement of Cash Flows

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"))

	Notes	2021 RMB	2022 RMB	2023 RMB	2023 US$
			For the year ended December 31		
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases and prepayments of property and equipment		(723,285)	(1,418,634)	**(1,958,759)**	**(275,886)**
Disposal of property and equipment		8,319	34,635	**12,310**	**1,734**
Purchases of intangible assets		(12,106)	(18,774)	**(5,979)**	**(842)**
Purchases of short-term investments		(2,568,325)	(2,549,508)	**(550,151)**	**(77,487)**
Proceeds from maturities of short-term investments		2,720,186	4,043,262	**1,830,492**	**257,819**
Acquisition of equity investments		(52,493)	(63,356)	**(12,070)**	**(1,700)**
Disposal of equity investments		63,476	–	**2,647**	**373**
Acquisition of business, net of cash acquired		139,350	(157,484)	**–**	**–**
Asset-related government grants received		3,255	99,571	**4,372**	**616**
Disposal of a subsidiary		–	(2,577)	**3,952**	**557**
Net cash used in investing activities		**(421,623)**	**(32,865)**	**(673,186)**	**(94,816)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayments of long-term bank loan		(74,351)	–	**–**	**–**
Proceeds from long-term bank loan		–	–	**100,000**	**14,085**
Repayments of short-term bank loans		(496,707)	(1,375,325)	**(963,000)**	**(135,636)**
Proceeds from short-term bank loans		1,540,166	936,658	**1,164,396**	**164,002**
Settlement of share-based awards	16	–	(43,981)	**–**	**–**
Acquisition of non-controlling interests	4	–	–	**(100,000)**	**(14,085)**
Principal repayments of financing leases		–	–	**(13,308)**	**(1,874)**
Payments of offering costs		–	(25,338)	**–**	**–**
Settlements and modifications of financial liabilities arising from business combinations		–	–	**(577,809)**	**(81,383)**
Capital contribution from non-controlling interests		–	2,143	**–**	**–**
Proceeds from loans due to related parties		1,192,455	300,000	**900,000**	**126,763**
Repayments of loans due to related parties		–	(755,719)	**(741,978)**	**(104,506)**
Proceeds from exercise of options		50,924	17,801	**3,847**	**542**
Repurchases of ordinary shares		–	(208,385)	**–**	**–**
Net cash generated from (used in) financing activities		**2,212,487**	**(1,152,146)**	**(227,852)**	**(32,092)**
Effect of exchange rate changes on cash, cash equivalents, and restricted cash		(50,048)	73,142	**25,863**	**3,643**
Net increase (decrease) in cash, cash equivalents, and restricted cash		1,081,995	(996,037)	**(1,070,108)**	**(150,721)**
Cash, cash equivalents, and restricted cash at beginning of year		3,424,674	4,456,621	**3,533,726**	**497,715**
Cash, cash equivalents, and restricted cash at end of year		4,456,621	3,533,726	**2,489,481**	**350,637**

The accompanying notes are an integral part of the consolidated financial statements.




Consolidated Statement of Cash Flows
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"))

	Notes	For the year ended December 31			
		2021 RMB	2022 RMB	**2023 RMB**	**2023 US$**
Supplemental disclosures of cash flow information:					
Restricted cash		239,093	114,560	**234,194**	**32,986**
Income taxes paid		6,874	64,932	**33,923**	**4,778**
Interest expense paid		45,844	130,322	**96,730**	**13,624**
Non-cash investing and financing activities:					
Purchases of property and equipment included in accrued expenses and other liabilities	13	759,391	120,530	**458,978**	**64,646**
Purchase consideration included in accrued expenses and other liabilities	13	1,328,508	1,208,985	**678,732**	**95,597**
Consideration for acquisition of non-controlling interests included in accrued expenses and other liabilities	4	–	–	**352,483**	**49,646**
Offering costs included in accrued expenses and other liabilities		–	13,534	**–**	**–**
Non-cash acquisition of business	4	3,617,083	–	**–**	**–**

The accompanying notes are an integral part of the consolidated financial statements.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

Kingsoft Cloud Holdings Limited (the "Company") is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities, and subsidiaries of its variable interest entities are hereinafter collectively referred to as the "Group". The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in mainland China, Hong Kong ("HK"), Japan and the United States (the "U.S.").

The Company's principal subsidiaries, variable interest entities, and subsidiaries of its variable interest entities, are as follows:

Name	Place of establishment and operations	Issued ordinary/ registered share capital	Date of establishment/ acquisition	Percentage of equity interest attributable to the Company		Principal activities
				Direct (%)	Indirect (%)	
Subsidiaries:						
Kingsoft Cloud Corporation Limited	HK	HK$2 million	February 1, 2012	100	–	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd. ("Beijing Kingsoft Cloud") *	Mainland China	RMB910,000	April 9, 2012	–	100	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd. ("Yunxiang Zhisheng") *	Mainland China	RMB1,390,000	December 15, 2015	–	100	Research and development
Camelot Technology Co., Ltd. ("Camelot Technology") **	Mainland China	RMB250,000	September 3, 2021	–	92.23	Enterprise digital solutions and related services
Hainan Yangpu Kingsoft Cloud Information Technology Co., Ltd. **	Mainland China	RMB2,844,252	August 4, 2022	–	100	Cloud services
Variable interest entities:						
Zhuhai Kingsoft Cloud Technology Co., Ltd. ("Zhuhai Kingsoft Cloud") **	Mainland China	RMB11,080	November 9, 2012	Nil	–	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd. ("Kingsoft Cloud Information") **	Mainland China	RMB10,000	April 13, 2018	Nil	–	Investment holding




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Name	Place of establishment and operations	Issued ordinary/ registered share capital	Date of establishment/ acquisition	Percentage of equity interest attributable to the Company		Principal activities
				Direct (%)	Indirect (%)	
Variable interest entities' subsidiaries:						
Beijing Kingsoft Cloud Network Technology Co., Ltd. ("Beijing Kingsoft Cloud Network Technology") **	Mainland China	RMB200,000	November 9, 2012	–	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd. ("Beijing Jinxun Ruibo") **	Mainland China	RMB10,000	December 17, 2015	–	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd. **	Mainland China	RMB15,000	March 31, 2016	–	Nil	Cloud services
Wuhan Kingsoft Cloud Information Technology Co., Ltd. **	Mainland China	RMB100,000	December 26, 2017	–	Nil	Cloud services
Kingsoft Cloud (Tianjin) Technology Development Co., Ltd. **	Mainland China	RMB100,000	May 30, 2019	–	Nil	Cloud services
Qingyang Kingsoft Cloud Data Information Technology Co., Ltd.**	Mainland China	RMB20,000	March 9, 2021	–	Nil	Cloud services

* These companies are registered as wholly foreign-owned enterprises and limited liability enterprises under PRC law.

** These companies are registered as limited liability enterprises under the law of mainland China.

None of the subsidiaries or consolidated affiliated entities had issued any debt securities at the end of the year.

To comply with laws and regulations of mainland China which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in mainland China through its variable interest entities, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and subsidiaries of its variable interest entities (collectively, the "VIEs"). The equity interests of the VIEs are legally held by mainland China shareholders (the "Nominee Shareholders"). Despite the lack of technical majority ownership, the Company through WFOE has effective control of the VIEs through a series of contractual arrangements (the "Contractual Agreements"). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Therefore, the Company is the primary beneficiary of the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810").




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US\$"),
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The following is a summary of the Contractual Agreements:

Shareholder Voting Right Trust Agreements

Pursuant to the shareholder voting right trust agreements signed amongst Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, each Nominee Shareholder irrevocably authorizes the person designated by Beijing Kingsoft Cloud to act as his, her or its attorney-in-fact ("AIF") to exercise on such Nominee Shareholder's behalf any and all rights that such shareholder has in respect of his, her or its equity interests in Zhuhai Kingsoft Cloud. Beijing Kingsoft Cloud has the right to replace the authorized AIF at any time upon written notice without consent from the other parties. The rights as a shareholder of Zhuhai Kingsoft Cloud, including, but not limited to, the right to attend shareholders' meetings, vote on any resolution that requires a shareholder vote, such as the appointment of executive directors and senior management. The shareholder voting right trust agreements are valid as long as the Nominee Shareholders remain the shareholders of the VIEs. Zhuhai Kingsoft Cloud and its Nominee Shareholders have no right to unilaterally terminate the agreement.

The terms of the shareholder voting right trust agreements signed amongst Yunxiang Zhisheng, Kingsoft Cloud Information and its Nominee Shareholders are the same as the terms described above.

Loan Agreements

Beijing Kingsoft Cloud has granted interest-free loans with an aggregate amount of RMB279 to one shareholder of Zhuhai Kingsoft Cloud. The loan was solely for the purposes of capital injection of Zhuhai Kingsoft Cloud. The loans are only repayable by the shareholder through a transfer of her equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designated person(s).

The terms of the loan agreement signed between Yunxiang Zhisheng and all Nominee Shareholders of Kingsoft Cloud Information are the same as the terms described above, except that the total amount of loans extended to all Nominee Shareholders of Kingsoft Cloud Information is RMB10,000.




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase option agreement amongst Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, Beijing Kingsoft Cloud has an exclusive irrevocable option to purchase, all or part of the equity interests in Zhuhai Kingsoft Cloud, when and to the extent permitted under laws of mainland China. The purchase price of the equity interests in Zhuhai Kingsoft Cloud shall be equal to the minimum amount of consideration permitted by applicable laws of mainland China or either RMB0.001 or the loan amount, whichever is higher. Without the prior consent of the WFOE, the VIEs and the Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. Any proceeds received by the Nominee Shareholders from the exercise of the option, distribution of profits or dividends, shall be remitted to the WFOE or their designated person(s), to the extent permitted under laws of mainland China. In addition, the Nominee Shareholders granted Beijing Kingsoft Cloud an exclusive right to designate one or more persons to purchase all or part of the equity interests in Zhuhai Kingsoft Cloud. The exclusive purchase option agreement will terminate when the Nominee Shareholders transfer all of their equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designated person(s).

The terms of the exclusive purchase option agreement signed amongst Yunxiang Zhisheng, Kingsoft Cloud Information and its Nominee Shareholders are the same as the terms described above.

Exclusive Consultation and Technical Services Agreements

Pursuant to the exclusive consultation and technical services agreement between Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud, Beijing Kingsoft Cloud has the sole and exclusive right to provide Zhuhai Kingsoft Cloud consulting services and technical services. Without the prior written consent of Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud may not directly or indirectly accept any services subject to the exclusive consultation and technical services agreement from any third party, while Beijing Kingsoft Cloud has the right to designate any party to provide such services. Zhuhai Kingsoft Cloud will pay Beijing Kingsoft Cloud a service fee periodically which is adjustable at the sole discretion of Beijing Kingsoft Cloud. The exclusive consultation and technical services agreements will remain effective unless terminated by the WFOE at its sole discretion.

The terms of the exclusive consultation and technical services agreement signed between Yunxiang Zhisheng and Kingsoft Cloud Information are the same as the terms described above, except that the agreement will continuously remain effective unless both parties agree to terminate the agreement.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Equity Pledge Agreements

Pursuant to the equity pledge agreement amongst Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, the Nominee Shareholders have pledged all of their equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud to guarantee performance of their obligations under the Contractual Agreements described above. During the term of the equity pledge agreement, Beijing Kingsoft Cloud has the right to receive all of Zhuhai Kingsoft Cloud's dividends and profits distributed on the pledged equity. In the event of a breach by Zhuhai Kingsoft Cloud or any of its Nominee Shareholders of the contractual obligations under the equity pledge agreement, Beijing Kingsoft Cloud, as pledgee, will have the right to dispose of the pledged equity interests in Zhuhai Kingsoft Cloud and will have priority in receiving the proceeds from such disposal. Zhuhai Kingsoft Cloud and its Nominee Shareholders undertake that, without the prior written consent of Beijing Kingsoft Cloud, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The equity pledge agreements will be in effect permanently until Zhuhai Kingsoft Cloud and its Nominee Shareholders have fulfilled all the obligations under the Contractual Agreements.

The terms of the equity pledge agreement signed amongst Yunxiang Zhisheng, Kingsoft Cloud Information and its Nominee Shareholders are the same as the terms described above.

Financial Support Undertaking Letter

Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable laws and regulations of mainland China, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIEs or their Nominee Shareholders do not have sufficient funds or are unable to repay.

Resolutions of all Shareholders and resolution of the Board of Directors of the Company

The Shareholders and the Company's Board of Directors resolved that the rights under the Shareholder Voting Right Trust Agreements and the Exclusive Purchase Option Agreements were assigned to the Board of Directors of the Company or any officer authorized by the Board of Directors.

In the opinion of the Company's legal counsel, (i) the ownership structure relating to the VIEs complies with current laws and regulations of mainland China; (ii) the Contractual Agreements with the VIEs and the Nominee Shareholders are valid, binding and enforceable on all parties to these Contractual Agreements and do not violate current laws or regulations of mainland China; and (iii) the resolutions are valid in accordance with the articles of association of the Company and Cayman Islands Law.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Resolutions of all Shareholders and resolution of the Board of Directors of the Company (Continued)

However, uncertainties in mainland China legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future laws or regulations of mainland China and could limit the Company's ability to enforce its rights under these contractual arrangements. Furthermore, the Nominee Shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIEs. In addition, if the Nominee Shareholders will not remain the shareholders of the VIEs, breach, or cause the VIEs to breach, or refuse to renew the existing Contractual Arrangements the Company has with them and the VIEs, the Company may not be able to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future laws or regulations of mainland China, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company's right to collect revenues, temporary or permanent blocking of the Company's internet platforms, restructuring of the Company's operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company's ability to conduct its business.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs' subsidiaries included in the Company's consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As at December 31		
	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
ASSETS			
Current assets:			
Cash and cash equivalents	1,231,226	**900,262**	**126,799**
Restricted cash	107,840	**89,981**	**12,674**
Accounts receivable, net of allowance for credit losses of RMB32,413 and RMB20,606 (US$2,902) as of December 31, 2022 and 2023, respectively	2,032,260	**1,127,936**	**158,866**
Prepayments and other assets	927,040	**1,067,695**	**150,382**
Amounts due from related parties	216,346	**182,484**	**25,702**
Amounts due from subsidiaries of the Group	2,538,670	**1,292,182**	**182,000**
Total current assets	7,053,382	**4,660,540**	**656,423**




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Resolutions of all Shareholders and resolution of the Board of Directors of the Company
(Continued)

	As at December 31		
	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Non-current assets:			
Property and equipment, net	1,978,937	**2,053,109**	**289,174**
Intangible assets, net	83,393	**61,604**	**8,677**
Prepayments and other assets	20,257	**870,630**	**122,626**
Goodwill	48,814	**48,815**	**6,875**
Equity investments	179,697	**166,114**	**23,397**
Amounts due from related parties	4,712	**56,036**	**7,893**
Operating lease right-of-use assets	147,719	**125,804**	**17,719**
Total non-current assets	2,463,529	**3,382,112**	**476,361**
Total assets	9,516,911	**8,042,652**	**1,132,784**
Current liabilities:			
Accounts payable	2,113,674	**1,646,804**	**231,947**
Accrued expenses and other liabilities	644,858	**1,003,831**	**141,387**
Short-term bank loans	885,500	**1,110,896**	**156,466**
Amounts due to related parties	388,308	**902,154**	**127,066**
Current operating lease liabilities	87,142	**63,830**	**8,990**
Amounts due to subsidiaries of the Group	3,854,844	**4,157,542**	**585,578**
Total current liabilities	7,974,326	**8,885,057**	**1,251,434**
Non-current liabilities:			
Long-term bank loan	–	**100,000**	**14,085**
Other liabilities	284,971	**415,367**	**58,503**
Non-current operating lease liabilities	90,138	**64,466**	**9,080**
Amounts due to related parties	413,464	**40,069**	**5,644**
Amounts due to subsidiaries of the Group	7,206,545	**7,023,253**	**989,204**
Total non-current liabilities	7,995,118	**7,643,155**	**1,076,516**
Total liabilities	15,969,444	**16,528,212**	**2,327,950**




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the year ended December 31			
	2021 RMB	2022 RMB	**2023 RMB**	**2023 US$**
Revenues	7,972,143	5,571,837	**4,599,721**	**647,857**
Net loss	(1,556,904)	(2,211,057)	**(2,110,022)**	**(297,190)**
Net cash used in operating activities	(958,748)	(144,977)	**(286,575)**	**(40,363)**
Net cash used in investing activities	(843,586)	(1,167,374)	**(1,833,636)**	**(258,262)**
Net cash generated from financing activities	2,612,563	567,592	**1,809,799**	**254,905**

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

The revenue-producing assets that are held by the VIEs and their subsidiaries comprise mainly electronic equipment, and data center machinery and equipment. The VIEs and their subsidiaries contributed an aggregate of 88.0%, 68.1% and 65.3% of the Group's consolidated revenue for the years ended December 31, 2021, 2022 and 2023, respectively, after elimination of inter-entity transactions.

As of December 31, 2022 and 2023, except for RMB585,005 and RMB421,901 (US$59,424) of VIEs' subsidiaries' electronic equipment that was secured for the loans borrowed from Xiaomi Group (Note 14 and Note 20), and RMB14,695 and RMB23,091 (US$3,252) of a VIE's subsidiary's restricted cash that was secured for certain payables to suppliers and to guarantee certain revenue contracts, respectively, there was no other pledge or collateralization of the VIEs and VIEs' subsidiaries' assets that can only be used to settle obligations of the VIEs and VIEs' subsidiaries. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs and VIEs' subsidiaries are without recourse to the Company.





Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and the subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Going concern consideration

The Group's consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.

As of December 31, 2023, the Group had an accumulated deficit and net current liabilities of RMB12,315,041 (US$1,734,539) and RMB730,466 (US$102,884), respectively. The Group has primarily funded the operations through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as bank loans and related party loans.

In view of such circumstance, management has given careful consideration to the liquidity of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of December 31, 2023, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB2,489,481 (US$350,637). In addition, the Group had existing credit facilities available from Kingsoft Corporation Limited, Xiaomi Corporation and its subsidiaries and banks.

Based on above, management believes that it is appropriate to prepare the Group's consolidated financial statements using the going concern basis. Therefore, the consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.





Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group's consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the purchase price allocation and fair value of non-controlling interests and contingent consideration with respect to business combinations, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency

The Group's financial information is presented in Renminbi ("RMB"). The functional currency of the Company and the Company's subsidiaries located in the U.S. is U.S. dollars ("US$"). The functional currency of the Company's subsidiaries and the VIEs and VIEs' subsidiaries located in mainland China is Renminbi ("RMB"). The functional currencies of the Company's subsidiaries located in Japan and Hong Kong are Japanese Yen ("Yen") and Hong Kong dollars ("HK$"), respectively.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders' equity.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.0999 per US$1.00 on December 31, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which have original maturities of less than three months.

As of December 31, 2022 and 2023, a majority of the Group's cash and cash equivalents were held by financial institutions located in mainland China and Hong Kong. Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System ("DIS") managed by the People's Bank of China ("PBOC") was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500. Hong Kong has an official Deposit Protection Scheme ("DPS"). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$500 thousands.

As an offshore holding company, the Company is permitted under laws and regulations of mainland China to provide funding from the proceeds of its of offshore fundraising activities to its mainland China subsidiaries only through loans or capital contributions, and to its VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

For the year ended December 31, 2023, there have been the following cash transfers between the Company, the Company's subsidiaries, the Company's VIEs and their subsidiaries:

–   The Company and its subsidiaries made capital contribution amounted to RMB1,347,145 (US$189,741) to the WFOE.

–   The Company and its subsidiaries provided loans amounted to RMB1,415,327 (US$199,345) to the VIEs and their subsidiaries, and the VIEs and their subsidiaries provided loans amounted to RMB2,000 (US$282) to the Company and its subsidiaries.

–   The Company and its subsidiaries transferred RMB370,511 (US$52,185) to the VIEs and their subsidiaries as initial payment for certain fixed assets purchased from the VIEs and their subsidiaries.

–   The VIEs and their subsidiaries transferred RMB32,308 (US$4,550) to the Company's subsidiaries in mainland China, and the Company's subsidiaries in mainland China transferred RMB11,508 (US$1,621) to the VIEs and their subsidiaries, respectively, for services provided.

There were no other cash transferred, dividends or distributions between the VIEs and their subsidiaries and the Company and the Company's subsidiaries for the year ended December 31, 2023. In addition, the Group has not generated sufficient distributable profits to pay dividends or fully settle amounts due to the Company.

Restricted cash

As of December 31, 2022, substantially all of the Group's restricted cash was held by financial institutions located in mainland China, and mainly represents cash secured for certain payables to suppliers. As of December 31, 2023, substantially all of the Group's restricted cash was held by financial institutions located in mainland China and Hong Kong, and mainly represents cash secured to guarantee certain bank loans and certain payables to suppliers.

Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Short-term investments

The Group's short-term investments comprise primarily of cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months. As of December 31, 2022, all of the Group's short-term investments were held by financial institutions located in mainland China and Hong Kong.

Non-controlling interests

A non-controlling interest is recognized to reflect the portion of subsidiaries' equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as "non-controlling interests" in the Group's consolidated balance sheets.

Business combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, *Business Combinations* ("ASC 805"). The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The Group also evaluates all contingent consideration arrangements to determine if the arrangements are compensatory in nature. If the Group determines that a contingent consideration arrangement is compensatory, the arrangement would be accounted for outside of the business combination and recorded as compensation expense in the post-acquisition financial statements of the combined entity. The costs directly attributable to the acquisition are expensed as incurred. Contingent consideration, if any, is measured at fair value initially on the acquisition date as well as subsequently at the end of each reporting period until the assessment period is over and it is finally settled. Identifiable assets, liabilities and contingent liabilities acquired or assumed other than contract assets and contract liabilities from revenue contracts are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. Acquired contract assets and contract liabilities from contracts with customers are recognized and measured consistently with how they were recognized and measured in the acquiree's financial statements. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of comprehensive loss.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments

a) *Equity investments with readily determinable fair value*

Equity investments with readily determinable fair value, except for those accounted for under the equity method and those that result in consolidation of the investee, are measured at fair value, and any changes in fair value are recognized in the consolidated statements of comprehensive loss.

In 2022, the Group purchased equity interest of a company listed on the Hong Kong Stock Exchange for a cash consideration of RMB63,356. The fair value of the equity interests was RMB44,808 and RMB30,273 (US$4,264) as of December 31, 2022 and 2023, respectively, and unrealized losses for the equity investments with readily determinable fair value totaling RMB22,683 and RMB12,469 (US$1,756) were recorded in "Other gain (loss), net" on the consolidated statement of comprehensive loss for the years ended December 31, 2022 and 2023, respectively.

b) *Equity investments without readily determinable fair value*

The Group's equity investments without readily determinable fair value are primarily long-term investments in unlisted companies based in mainland China that are not in-substance common stock. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The Group makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss in the statements of comprehensive loss equal to the difference between the carrying value and fair value.

In February 2022, the Group disposed certain equity interests in Beijing Yunshu Xunlian Technology Co., Ltd. ("Beijing Yunshu"), and deconsolidated Beijing Yunshu's financial results from the Group's consolidated financial statements from the date of disposal. The Group measured its remaining interests in Beijing Yunshu at fair value upon deconsolidation, and the loss recognized from the disposal of Beijing Yunshu was immaterial. Subsequent to the deconsolidation, the Group owns 15.63% equity interests in Beijing Yunshu and the remaining equity interests are accounted for using the measurement alternative.

The Group recognized RMB82,492, RMB22,452 and RMB nil (US$ nil) of unrealized gains (upward adjustments), RMB nil, RMB nil and RMB nil (US$ nil) of unrealized losses (downward adjustments), and RMB nil, RMB14,940 and RMB13,582 (US$1,913) of unrealized losses (impairment), in other gain (loss), net on the consolidated statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023, respectively.

Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments (Continued)

c) *Equity method investments*

The Group's investment in common stock or in-substance common stock in entity in which it can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10 ("ASC 323-10"), *Investments-Equity Method and Joint Ventures: Overall*. The Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of equity investee's profit or loss in "other gain (loss), net" on the consolidated statements of comprehensive loss. The Group evaluates the equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized when the decline in value is determined to be other-than-temporary.

In April 2023, the Group obtained 49% equity interests in an equity investment for a total cash consideration of RMB12,070 (US$1,700). The Group can exercise significant influence over the investee, and therefore, the Group accounts for such investment as an equity method investment in accordance with ASC 323.

The total carrying value of equity investments held were as follows:

	For the year ended December 31			
	2021 RMB	2022 RMB	**2023** ***RMB***	**2023** ***US$***
Equity investments without readily determinable fair value:				
Initial cost basis	114,256	124,196	**124,196**	**17,493**
Cumulative unrealized gains	96,793	119,245	**119,245**	**16,795**
Cumulative unrealized losses (including impairment)	–	(14,940)	**(28,522)**	**(4,017)**
Foreign currency translation	(3,883)	271	**979**	**138**
	207,166	228,772	**215,898**	**30,409**
Equity investment with readily determinable fair value:				
Initial cost basis	–	63,356	**42,437**	**5,977**
Cumulative unrealized losses	–	(22,683)	**(12,469)**	**(1,756)**
Realized gain on equity investments sold	–	–	**100**	**14**
Foreign currency translation	–	4,135	**205**	**29**
	–	44,808	**30,273**	**4,264**
Equity method investment				
Initial cost basis	–	–	**12,070**	**1,700**
Share of profit from equity method investment	–	–	**1,689**	**237**
	–	–	**13,759**	**1,937**
Total carrying value	207,166	273,580	**259,930**	**36,610**



Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets, equity investments, accounts payable, purchase consideration payable, payables for acquisitions of non-controlling interests, certain other liabilities, amounts due from and due to related parties and short-term bank loans. For equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement. The Group measures equity investments with readily determinable fair value using the market approach based on the quoted prices in an active market. The carrying amounts of the bank loans approximate to their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group measures its purchase consideration payable at fair value on a recurring basis. The fair value of purchase consideration payable is estimated by discounting cash flows using interest rates currently available for similar debts instruments of comparable maturities. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (Continued)

a) *Assets and liabilities measured at fair value on a recurring basis*

	Total Fair Value RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant unobservable inputs (Level 3) RMB	Total losses RMB
As of December 31, 2022					
Purchase consideration payable	(1,208,985)	–	(1,208,985)	–	(28,516)
Equity investments with readily determinable fair value	44,808	44,808	–	–	(22,683)
As of December 31, 2023					
Purchase consideration payable	**(678,732)**	**–**	**(678,732)**	**–**	**(14,433)**
Equity investments with readily determinable fair value	**30,273**	**30,273**	**–**	**–**	**(12,469)**

b) *Assets and liabilities measured at fair value on a non-recurring basis*

	Total Fair Value RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant unobservable inputs (Level 3) RMB	Total gains (losses) RMB
As of December 31, 2022					
Equity investments accounted for using measurement alternative	228,772	–	–	228,772	22,452
As of December 31, 2023					
Equity investments accounted for using measurement alternative	**215,898**	**–**	**–**	**215,898**	**–**
Long-lived assets in public cloud asset group *(Note 8)*	**3,026,228**	**–**	**–**	**3,026,228**	**(653,670)**




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (Continued)

b) *Assets and liabilities measured at fair value on a non-recurring basis* (Continued)

The non-recurring fair value measurements to the carrying amount of equity investments accounted for using measurement alternative usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured by using the observable transaction price and other unobservable inputs (level 3) as of the observable transaction dates.

Refer to Note 8 for the non-recurring fair value measurements to long-lived assets.

Accounts receivable and contract assets, net

The Group maintains an allowance for credit losses in accordance with ASC 326, *Credit Losses* ("ASC 326") and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as "General and administrative expenses" in the consolidated statements of comprehensive loss. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable and contract assets balances, credit quality of the Group's customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group's ability to collect from customers.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Property and equipment under finance leases are depreciated on a straight-line basis over the shorter of the estimated useful life of the leased assets or the lease term. Estimated useful lives for the property and equipment are as follows:

Category	Estimated Useful Life
Electronic equipment	3-4 years
Office equipment and fixtures	5 years
Data center machinery and equipment	10 years
Building	50 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible assets are to be consumed. The estimated useful lives for the intangible assets are as follows:

Category	Estimated Useful Life
Customer relationships	6 years
Patents and technologies	6-10 years
Trademarks and domain names	10 years
Software and copyrights	3-10 years
Others	3 years

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2022 and 2023, the Group did not have any intangible assets with indefinite lives.

Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

For the year ended December 31, 2022, the Group performed recoverability tests using the undiscounted cash flows method, and concluded that the long-lived assets were recoverable. As such, the Group did not recognize any impairments of long-lived assets for the year ended December 31, 2022.

In consideration of the continuous declines in public cloud service revenue as result of the Group's partial scale-down of its content delivery network ("CDN") services, the Group performed recoverability tests and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable during the year ended December 31, 2023. As the estimated fair value of these assets was below their carrying value, the Group recognized a total of RMB653,670 (US$92,067) of impairment loss on its long-lived assets for the year ended December 31, 2023. The Group determines the fair value of the asset group using the discounted cash flows method with the assistance of an independent third-party valuation firm. The significant assumptions used in the discounted cash flows included revenue growth rates for public cloud services, IDC costs, and discount rate, all of which were classified as level 3 inputs under the fair value hierarchy.




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets (Continued)

The Group performed a recoverability test for the public cloud asset group as of December 31, 2023, and no further impairment is considered necessary.

The discounted cash flows method used in calculating the fair value of the asset group is a widely used valuation model.

The following table sets forth the range of significant assumptions used in long-lived assets impairment assessment for the years ended December 31, 2022 and 2023:

	December 31, 2023	December 31, 2022
Public Cloud services revenue growth rates	**(19.14%)-18.40%**	7.00%-18.40%
IDC costs as a percentage of public cloud services revenue	**50.46%-76.85%**	68.12%-76.13%
Discount rate	**12.5%**	N/A

Segment reporting

In accordance with ASC 280-10, *Segment Reporting: Overall* ("ASC 280"), the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group's revenues were generated from mainland China and a majority of the long-lived assets of the Group are located in mainland China, and therefore, no geographical segments are presented.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is allocated to the reporting units of the Group that are expected to benefit from the synergies of the business combination based on the estimated fair value at the date of acquisition. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the segment manager regularly reviews the operating results of that component. As of December 31, 2022 and 2023, the Group had two reporting units, consisting of Cloud service and solutions and Cloud-based digital solution and services. Because, except for those two reporting units identified, other components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill (Continued)

The Group assesses goodwill for impairment in accordance with ASC 350-20, *Intangibles – Goodwill and Other: Goodwill* ("ASC 350-20"), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The Group also considers the last quantitative assessment completed. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

Revenue recognition

The Group applies the five-step model outlined in ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), and accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity's performance and the customer's payment. Contract liabilities represent the excess of payments received as compared to the consideration earned and are reflected in "accrued expenses and other liabilities" in the Group's consolidated balance sheets. Contract assets primarily relate to the Group's rights to consideration for work completed in relation to its services performed but not billed at the reporting date and are reflected in "prepayments and other assets" in the Group's consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes ("VAT") and surcharges.




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Public cloud services

The Group provides integrated cloud-based services including cloud computing, storage and delivery. Substantially all of the Group's public cloud service revenue is recognized on a monthly basis based on utilization and duration. The nature of the Group's performance obligation is a single performance obligation under these contracts to stand ready to provide an unspecified quantity of integrated cloud-based services each day throughout the contract period. The Group uses monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the transaction consideration is fixed based on utilization records and no variable consideration exists.

The Group also generates public cloud service revenue from prepaid subscription packages, which are recognized ratably over the fixed subscription period.

Enterprise cloud services

The Group provides comprehensive customized cloud-based and enterprise digital solutions, which are typically completed within twelve months ("Solutions"). The components within the Solutions are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these components in conjunction with one another as a two-way dependency exists. In connections with Solutions, the Group also provides post-delivery maintenance and upgrade services that are mainly technical support services performed by the Group's technical support team. Therefore, the arrangement has three performance obligations, the Solutions, maintenance and upgrades. Revenue allocated to the Solutions and upgrades, is recognized at a point in time only upon customer acceptance of the Solutions and upon delivery of the specified upgrade, respectively. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term. Revenue allocated to maintenance and upgrades during the periods presented was immaterial.

The Group also provides enterprise digital services. The series of enterprise digital services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as the Group satisfies its obligation to perform enterprise digital service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.

Cost of revenue

Cost of revenues primarily includes bandwidth and internet data center costs ("IDC costs"), depreciation expense of electronic equipment, data center machinery and equipment, salaries and benefits for employees directly involved in revenue generation activities, and other expenses directly attributable to the provision of services.

Research and development

Research and development expenses primarily consist of payroll and related expenses for employees and third-party service provider costs in the development for new products and services and enhancement of the Group's service offerings. The Group expenses research and development costs as they are incurred.

Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2021, 2022 and 2023, the advertising expenses were RMB24,070, RMB9,512 and RMB9,114 (US$1,284), respectively.

Government grants

Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government grants of non-operating nature and with no further conditions to be met are recorded as non-operating income in "Other income, net" when received. The remaining government grants are related to acquisition of assets. The grants are recorded as "deferred government grants" included in the accrued expenses and other liabilities line items in the consolidated balance sheets when received. Once the Group fulfills the conditions stipulated under the grant, the grant amount is deducted from the carrying amount of the asset with a corresponding reduction in the deferred government grant balance.

Leases

The Group determines if an arrangement is a lease or contains a lease at lease inception. For leases with lease and non-lease components, the Group has elected to apply the practical expedient to not separate the lease component and its associated non-lease component. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that we will exercise that option. The Group recognizes a right-of-use asset and a lease liability on the consolidated balance sheets based on the present value of the lease payments over the lease term at commencement date. Variable lease payments that do not depend on an index or a rate are not included in the lease payments and are recognized in earnings in the period in which the event or condition that triggers the payment occurs. The Group has also elected the practical expedient for the short-term lease exemption for contracts with lease terms of 12 months or less.

Operating lease expense is recorded on a straight-line basis over the lease term. Finance lease right-of-use assets are depreciated on a straight-line basis over the lesser of the useful life of the leased assets or the lease term. Interests on finance lease liabilities are determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability. Finance lease right-of-use assets are included in "Property and equipment, net" in the consolidated balance sheets. Current and non-current portions of finance lease liabilities are included in "Accrued expenses and other liabilities" and "Other liabilities", respectively, in the consolidated balance sheets.

As most of the Group's leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, *Comprehensive Income*, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group's comprehensive income (loss) includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws of mainland China. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group's estimated liability for unrecognized tax benefits that, if any, will be recorded in "other non-current liabilities" in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group's estimates. As each audit is concluded, adjustments, if any, are recorded in the Group's consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based compensation

The Group applies ASC 718, *Compensation – Stock Compensation* ("ASC 718"), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group's share-based awards to employees are classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Group uses the accelerated method for all awards granted with graded vesting based on service conditions, and elected to account for forfeitures as they occur. The Group, with the assistance of an independent third-party valuation firm, determined the fair value of the share-based awards granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.

A change in the terms or conditions of share options is accounted for as a modification of share-based awards. The Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share-based awards, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested share-based awards, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. Cancellation of an award accompanied by the concurrent grant of (or offer to grant) a replacement award is accounted for as a modification of the terms of the cancelled award.

Treasury shares

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. Under this method, repurchase of ordinary shares was recorded as treasury shares at historical purchase price.

Loss per share

In accordance with ASC 260, *Earnings Per Share* ("ASC 260"), basic loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

For the years ended December 31, 2021, 2022 and 2023, ordinary shares equivalent consist of ordinary shares issuable upon the exercise of share options and vesting of awarded shares. Ordinary equivalent shares are excluded from the computation of diluted per share if their effects would be anti-dilutive.





Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare grants, unemployment insurance and pension benefits through a mainland China government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees' salaries. The Group is required to make contributions to the plans out of the amounts accrued. The mainland China government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group's obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid.

The Group recorded employee benefit expenses of RMB310,126, RMB431,929 and RMB389,146 (US$54,810) for the years ended December 31, 2021, 2022 and 2023, respectively.

Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources. Public entities with a single reportable segment have to provide all the disclosures required by ASC topic 280, including the significant segment expense disclosures. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The Group is currently evaluating the provisions of ASU 2023-07 and expects to adopt it for the year ending December 31, 2024.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures ("ASU 2023-09"), amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. ASU 2023-09 is effective for the Group for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Group is currently evaluating the ASU to determine its impact on our income tax disclosures and expects to adopt it for the year ending December 31, 2025.




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

3. CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2022, the Group had one customer, with receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2023, the Group had two customers accounted for more than 10% of the total accounts receivable balances. As of December 31, 2022 and 2023, the Group had two customers with contracts asset balances exceeding 10% of the total contract assets balances, respectively. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group's future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group's ability to attract and retain employees necessary to support its growth. The Group's operations could be adversely affected by significant political, economic and social uncertainties in mainland China.

Revenue from two customers accounted for 22% and 13%, respectively, of total revenues during the year ended December 31, 2021. Revenue from two customers accounted for 20% and 11%, respectively, of total revenues during the year ended December 31, 2022. Revenue from two customers accounted for 15% and 12%, respectively, of total revenues during the year ended December 31, 2023.

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the mainland China government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in mainland China foreign exchange trading system market.

Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

3. CONCENTRATION OF RISKS (Continued)

Currency convertibility risk (Continued)

The Group has not made any foreign currency payments that are subject to approval by the PBOC or other institutions during the periods presented. While the Group's mainland China subsidiaries, VIEs and subsidiaries of the VIEs have not converted cash and cash equivalents in RMB to a foreign currency for the periods presented, they plan to convert in the future to repay the amounts due to the Company's subsidiary.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of approximately 2.3% during the year ended December 31, 2021, and depreciations of approximately 8.2% and 2.9% during the years ended December 31, 2022 and 2023, respectively. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that the Group needs to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group's earnings or losses.

4. BUSINESS COMBINATION

Acquisition of Shenzhen Yunfan

In March 2021, the Group completed the acquisition of 100% equity interest in Shenzhen Yunfan Acceleration Technology Co., Ltd. and its subsidiary (collectively, "Shenzhen Yunfan"). Shenzhen Yunfan is mainly engaged in providing content distribution, acceleration and other cloud-related IaaS and PaaS edge computing solutions, and the acquisition is expected to enhance the Group's expertise in public cloud services. The results of Shenzhen Yunfan have been included in the Group's consolidated financial statements since April 2021.

The total cash purchase consideration was RMB126,400 (US$19,835). The Group recognized RMB586 (US$92) of net assets acquired excluding intangible assets, RMB77,000 (US$12,083) of intangible assets which comprised of technology, trademark and domain name, and RMB48,814 (US$7,660) of goodwill resulted from the acquisition. Goodwill recognized represents the expected synergies from integrating Shenzhen Yunfan with the Group's existing cloud business and is not deductible for tax purposes.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

4. BUSINESS COMBINATION (Continued)

Acquisition of Beijing Yunshu

In April 2021, the Group completed the acquisition of 86.21% equity interest in Beijing Yunshu, which the Group expected to enhance the Group's public cloud services. The total cash purchase price was RMB7,034 (US$1,104) contingent consideration. The results of Beijing Yunshu's operations were included in the Group's consolidated financial statements since April 2021 until Beijing Yunshu was deconsolidated in February 2022.

Acquisition of Camelot

In September 2021, the Group completed the acquisition of 100% equity interests in Camelot Employee Scheme INC. ("CES"), which legally held 79.53% equity interests in Camelot Technology and its subsidiaries (collectively referred to as "Camelot"). Camelot is mainly engaged in enterprise digital solutions and enterprise digital services, and the acquisition is expected to further develop the Group's enterprise cloud business. The results of Camelot have been included in the consolidated financial statements of the Group since September 2021.

The total purchase consideration was RMB5,290,553, which consisted of a cash consideration of RMB751,974 and an equity consideration of RMB4,538,579. Goodwill recognized represents the expected synergies from integrating Camelot with the Group's existing enterprise cloud business and is not tax deductible.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

4. BUSINESS COMBINATION (Continued)

Acquisition of Camelot (Continued)

During the second quarter of 2022, the Group completed the allocation of the purchase price to the individual assets acquired and liabilities assumed. The table below summaries the final determination of the estimated fair values of the assets acquired and liabilities assumed from Camelot as of the acquisition date:

	Camelot	
	RMB	US$
Total fair value of purchase consideration	5,290,553	767,058
Less:		
Cash and cash equivalents	618,439	89,665
Restricted cash	1,126	163
Accounts receivable and other assets	940,511	136,361
Property and equipment, net	13,792	2,000
Intangible assets:		
Customer relationship	620,100	89,906
Trademarks	474,000	68,724
Copyrights	34,100	4,944
Deferred tax assets	54,419	7,890
Deferred tax liabilities	(268,490)	(38,927)
Accounts payable and other liabilities	(871,903)	(126,415)
Non-controlling interests	(882,451)	(127,943)
Goodwill	4,556,910	660,690

The valuations used in the purchase price allocation for the acquisitions were determined by the Group with the assistance of independent third-party valuation firms using the income approach (a Level 3 measurement). Significant assumptions used in the valuation of intangible assets included projected revenue growth rates, operating margin, customer attrition rates, royalty rates and discount rate. Non-controlling interests at the acquisition date was measured by applying the equity percentage held by non-controlling shareholders and a discount for lack of control premium to the fair value of the acquired business of Camelot.

In October 2022, the Company entered into share purchase agreements with the non-controlling shareholders of Camelot Technology to acquire an aggregate of 9.50% of equity interests in Camelot Technology for a total cash consideration of RMB456,000 (US$66,114). In April 2023, the Company paid RMB100,000 (US$14,085) of the first installlment of the consideration, and completed the acquisition of non-controlling interests in accordance with the share purchase agreements. The remaining purchase consideration installments will be settled by October 31, 2024.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

5. REVENUES, OTHER GAIN (LOSS), NET AND OTHER INCOME, NET

The following table presents the Group's revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31			
	2021 RMB	2022 RMB	**2023 RMB**	**2023 US$**
Public cloud services recognized over time	6,159,085	5,360,282	**4,381,741**	**617,155**
Enterprise cloud services:				
Recognized at a point in time	2,159,869	711,466	**580,741**	**81,796**
Recognized over time	737,948	2,105,510	**2,083,252**	**293,420**
	2,897,817	2,816,976	**2,663,993**	**375,216**
Others:				
Recognized at a point in time	1,208	–	**–**	**–**
Recognized over time	2,674	2,849	**1,727**	**243**
	3,882	2,849	**1,727**	**243**
	9,060,784	8,180,107	**7,047,461**	**992,614**

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2023 are related to enterprise cloud services and others, which are as follows:

	RMB	**US$**
Within one year	18,196	2,563
More than one year	48,982	6,899
Total	67,178	9,462





Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

5. REVENUES, OTHER GAIN (LOSS), NET AND OTHER INCOME, NET (Continued)

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Revenue recognized from amounts included in contract liabilities at the beginning of the period	112,221	192,428	**233,143**	**32,837**

The following table presents the Group's other gain (loss), net:

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Gross unrealized gain on equity investments held	82,492	22,452	**1,689**	**237**
Gross unrealized loss (including impairment) on equity investments held	–	(37,623)	**(26,051)**	**(3,668)**
Net realized gain (loss) on equity investments sold	10,363	(123)	**100**	**14**
Gain on disposal of a subsidiary	–	–	**6,022**	**848**
Changes in fair value of purchase consideration in a business acquisition	(9,249)	(28,516)	**(14,433)**	**(2,033)**
	83,606	(43,810)	**(32,673)**	**(4,602)**

The following table presents the Group's other income, net:

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Government grants*	100,759	56,867	**114,282**	**16,096**
Income from ADS Reimbursement *(Note 13)*	9,967	10,386	**12,696**	**1,788**
Value added tax transferred out	(23,721)	(32,766)	**(37,237)**	**(5,245)**
Gain on disposal of property and equipment	7,107	156	**(451)**	**(64)**
Others	935	(11,636)	**11,073**	**1,561**
	95,047	23,007	**100,363**	**14,136**

* Government grants primarily included grants for rental expenses and interests paid for bank loans, and deductions or refund of other taxes.

Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

6.   ACCOUNTS RECEIVABLE, NET

	As at December 31		
	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Accounts receivable	2,450,392	**1,554,658**	**218,969**
Allowance for credit losses	(47,962)	**(24,743)**	**(3,485)**
Accounts receivable, net	2,402,430	**1,529,915**	**215,484**

An ageing analysis of the trade receivables as at the end of the Reporting Period, based on the past due date and net of provisions, is as follows:

	As at December 31,		
	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Not yet due	1,251,755	**887,613**	**125,018**
Within 3 months	280,758	**186,175**	**26,222**
Between 4 months and 6 months	230,713	**126,223**	**17,778**
Between 7 months and 1 year	347,697	**188,533**	**26,554**
More than 1 year	291,507	**141,371**	**19,912**
Accounts receivable, net	2,402,430	**1,529,915**	**215,484**

The movements of the allowance for credit losses were as follows:

	As at December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Balance at beginning of the year	15,770	32,265	**47,962**	**6,755**
Adoption of ASC 326*	5,684	–	**–**	**–**
Provision for expected credit losses	121,731	323,848	**550,891**	**77,592**
Write-offs charged against the allowance for credit losses**	(101,202)	(273,286)	**(497,391)**	**(70,056)**
Recoveries during the year	(9,718)	(34,865)	**(76,719)**	**(10,806)**
Balance at end of the year	32,265	47,962	**24,743**	**3,485**

*   On January 1, 2021, the Group adopted ASC 326 using a modified retrospective approach and did not restate the comparable prior periods, which resulted in a cumulative effect to increase the opening balance of accumulated deficit on January 1, 2021 by RMB5,684.

**   The increase in write-offs charged against the allowance for credit losses was mainly due to the deterioration of third-party customers' financial condition resulted from their worsening business operation impacted by economic conditions.




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

7. PREPAYMENTS AND OTHER ASSETS

	As at December 31		
	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Current portion:			
Prepayments to suppliers	194,796	**269,743**	**37,993**
Contract costs*	133,084	**157,011**	**22,115**
Contract assets, net**	488,226	**543,083**	**76,492**
VAT prepayments	678,847	**749,718**	**105,596**
Interest receivable	21,955	**1,416**	**199**
Individual income tax receivable*** *(Note 13)*	3,742	**11,027**	**1,553**
Others	91,372	**80,694**	**11,364**
	1,612,022	**1,812,692**	**255,312**
Non-current portion:			
Prepayments for electronic equipment****	19,211	**860,636**	**121,218**
Others	2,052	**10,145**	**1,429**
	21,263	**870,781**	**122,647**

*   The amount represents costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise cloud services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues.

**   The amount represents the Group's rights to consideration for work completed in relation to its services performed but not billed at the end of respective periods. The increase in contract assets as of December 31, 2023 as compared to the year ended December 31, 2022 is a result of slowdown in the billing process. The allowance for credit losses on contract assets were RMB21,453 and RMB40,168 (US$5,658) as of December 31, 2022 and 2023, respectively. The amounts charged to expenses for credit losses on contract assets were RMB19,862 and RMB19,183 (US$2,702), and write-offs charged against the allowance were RMB nil and RMB468 (US$66) for the years ended December 31, 2022 and 2023, respectively.

*** The amount represents amounts due from certain employees related to their individual income taxes ("IIT") arising from exercise and vesting of share-based awards.

**** The increase in prepayments for electronic equipment was mainly for the purchase of computing power equipment.

Except disclosed separately, the expected credit loss rate and the loss allowance for the remaining financial assets included in prepayments and other assets were immaterial as of December 31, 2022 and 2023.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

8. PROPERTY AND EQUIPMENT, NET

	As at December 31		
	2022 RMB	2023 RMB	2023 US$
Electronic equipment	5,421,548	5,484,660	772,498
Office equipment and fixtures	15,376	11,207	1,578
Data center machinery and equipment	319,652	315,086	44,379
Building	161,428	128,793	18,140
Construction in progress	3,459	335,162	47,206
	5,921,463	6,274,908	883,801
Less: accumulated depreciation	(3,788,469)	(4,088,763)	(575,889)
Property and equipment, net	2,132,994	2,186,145	307,912

Depreciation expense for the years ended December 31, 2021, 2022 and 2023 was RMB783,305, RMB983,509 and RMB760,023 (US$107,047), respectively.

9. INTANGIBLE ASSETS, NET

	As at December 31		
	2022 RMB	2023 RMB	2023 US$
Customer relationships	620,500	621,159	87,488
Patents and technologies	60,900	60,900	8,578
Trademarks and domain names	497,939	497,968	70,137
Software and copyrights	88,502	82,168	11,573
Others	3,707	4,134	582
	1,271,548	1,266,329	178,358
Less: accumulated amortization			
Customer relationships	(130,701)	(228,561)	(32,192)
Patents and technologies	(17,763)	(27,913)	(3,931)
Trademarks and domain names	(70,494)	(120,281)	(16,941)
Software and copyrights	(41,286)	(51,459)	(7,248)
Others	(3,284)	(3,637)	(512)
	(263,528)	(431,851)	(60,824)
Intangible assets, net	1,008,020	834,478	117,534

Amortization expense of intangible assets for the years ended December 31, 2021, 2022 and 2023 was RMB72,299, RMB173,915 and RMB180,459 (US$25,417), respectively. As of December 31, 2023, estimated amortization expense of the existing intangible assets for each of the next five years and thereafter is as follows:




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

9. INTANGIBLE ASSETS, NET (Continued)

	RMB	US$
2024	171,738	24,189
2025	167,084	23,533
2026	163,407	23,015
2027	150,206	21,156
2028 and thereafter	182,043	25,641
Total	834,478	117,534

10. GOODWILL

The Group's goodwill was recognized from the business acquisitions in 2021. The changes in the carrying amount of goodwill were as follows:

	Cloud service and solutions RMB	Cloud-based digital solutions and services RMB	Total RMB
Balance as of December 31, 2021	3,669,031	956,084	4,625,115
Disposal of a subsidiary	(15,268)	–	(15,268)
Adjustments to fair values of preliminary purchase price allocation	(3,259)	(864)	(4,123)
Balance as of December 31, 2022	3,650,504	955,220	4,605,724
Balance as of December 31, 2023	**3,650,504**	**955,220**	**4,605,724**
Balance as of December 31, 2023, in US$	**514,163**	**134,540**	**648,703**

Cloud service and solutions reporting unit

As of December 31, 2023 and 2022, the Group elected to bypass the qualitative assessment and proceed directly to perform quantitative assessment for the goodwill allocated to Cloud service and solutions reporting unit due to industry and market considerations, and overall financial performance of the reporting unit. The fair value of this reporting unit has been determined using the discount cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included projected revenue growth rates for public cloud services revenue, IDC costs, and discount rate. As of December 31, 2023, as the fair value of the Cloud service and solutions reporting unit amounted to RMB8,886,000 exceeded its carrying amount by RMB4,110,892 or 86.09%, no impairment loss was recognized.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

10. GOODWILL (Continued)

The following table sets forth the range of significant assumptions used in the goodwill impairment assessment of Cloud service and solutions reporting unit as of December 31, 2022 and 2023:

	December 31, 2023	December 31, 2022
Projected public cloud services revenue growth rates	7.06%-16.16%	3.00%-18.40%
Projected IDC costs as a percentage of public cloud services revenue	46.47%-60.70%	68.12%-76.13%
Discount rate	12.5%	14%

Changes in projected public cloud services revenue growth rates reflect the Group's renewed business plan to optimize its business mix, by focusing on the development of public cloud services other than CDN services and continuously scaling down the CDN services. Changes in the projected IDC costs as a percentage of public cloud services revenue demonstrate higher margin resulting from improving business mix, and the Group's proactive cost-control strategies of price negotiation with IDC service providers. Changes in discount rate primarily resulted from adjustments made to the company risk premium.

A sensitivity analysis of the goodwill impairment shows that, with all other variables hold constant, a reasonably possible change in key parameters would not cause the carrying amount of the Cloud service and solutions reporting unit to exceed its fair value.

Cloud-based digital solution and services reporting unit

The Group performed qualitative assessment for the goodwill allocated to Cloud-based digital solution and services reporting unit and concluded it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. In consideration of the timing of last quantitative assessment performed, the Group updated its quantitative assessment. The fair value of this reporting unit has been determined using the discount cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included projected revenue growth rates, gross margin, and discount rate. As of December 31, 2023, as the fair value of the Cloud-based digital solution and services reporting unit amounted to RMB3,159,000 exceeded its carrying amount by RMB588,204 or 22.88%, no impairment loss was recognized. As of December 31, 2022, the Company performed qualitative assessment, determined that it was not more likely than not that the fair value of this reporting unit was less than its carrying amount, and concluded the quantitative goodwill impairment test was unnecessary.

The following table sets forth the range of significant assumptions used in the goodwill impairment assessment of Cloud-based digital solutions and service reporting unit as of December 31, 2023:

	December 31, 2023
Revenue growth rates	8.16%-18.77%
Gross margin	22.27%-22.35%
Discount rate	13%

A sensitivity analysis of the goodwill impairment shows that, with all other variables hold constant, a reasonably possible change in significant assumptions would not cause the carrying amount of the Cloud-based digital solution and services reporting unit to exceed its fair value.

Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

11. LEASES

The Group's operating leases mainly related to office space and buildings, and its finance leases are related to electronic equipment, and data center machinery and equipment. Certain finance leases include a bargain purchase option, contain variable lease payments based on the actual usage of the machinery and equipment, and have no fixed or in-substance fixed lease payments for the first two years of the lease term. Certain operating leases include rental free periods and rental escalation clause, which are factored into the Group's determination of lease payments when appropriate.

The components of lease costs were as follows:

| | For the year ended December 31 | | | |
	2021 RMB	2022 RMB	2023 RMB	2023 US$
Operating lease costs	52,648	72,244	53,172	7,489
Short-term lease costs	11,317	15,493	46,220	6,510
Finance lease costs:				
Depreciation of finance lease assets	–	9,204	22,361	3,149
Interest on finance lease liabilities	–	5,491	15,563	2,192
Variable lease payments	–	7,237	23,054	3,248
Total finance lease costs	–	21,932	60,978	8,589

Other information related to leases where the Group is the lessee is as follows:

| | As at December 31 | | |
	2021	2022	2023
Weighted-average remaining lease term:			
Operating leases	8.3 years	7.7 years	9.5 years
Finance leases	–	9.3 years	7.8 years
Weighted-average discount rate:			
Operating leases	6.18%	5.88%	5.88%
Finance leases	–	5.90%	5.84%

Cash paid for amounts included in the measurement of lease liabilities:

| | For the year ended December 31 | | | |
	2021 RMB	2022 RMB	2023 RMB	2023 US$
Cash payments for operating leases	35,214	47,385	53,086	7,477
Cash payments for finance leases	–	–	13,308	1,874




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

11. LEASES (Continued)

Lease assets obtained in exchange for lease obligations:

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Operating leases	6,915	47,288	**11,016**	**1,552**
Finance leases	–	175,324	**169,350**	**23,852**

The undiscounted future minimum payments under the Group's operating and finance lease liabilities and reconciliation to the operating and finance lease liabilities recognized on the consolidated balance sheet as of December 31, 2023 were as below:

	Operating lease		Finance lease	
	RMB	*US$*	*RMB*	*US$*
2024	79,605	11,212	42,971	6,052
2025	28,128	3,962	65,674	9,250
2026	13,278	1,870	64,889	9,139
2027	10,118	1,425	51,372	7,236
2028 and thereafter	52,414	7,382	222,612	31,354
Total future lease payments	183,543	25,851	447,518	63,031
Less: imputed interest	(26,537)	(3,737)	(92,950)	(13,091)
Total lease liability balance	157,006	22,114	354,568	49,940

12. ACCOUNTS PAYABLE

An ageing analysis of the accounts payable as at the end of the reporting period, based on the invoice date, is as follows:

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Within 3 months	1,340,662	957,211	**554,386**	**78,084**
Between 4 months and 1 year	1,209,146	571,049	**533,377**	**75,125**
More than 1 year	388,824	773,698	**717,320**	**101,032**
	2,938,632	2,301,958	**1,805,083**	**254,241**




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

13. ACCRUED EXPENSES AND OTHER LIABILITIES

	As at December 31		
	2022 RMB	**2023** **RMB**	**2023** **US$**
Current portion:			
Customer advances*	411,467	**434,252**	**61,163**
Salary and welfare payable	671,124	**698,783**	**98,422**
Purchase of property and equipment	120,530	**458,978**	**64,646**
Accrued expenses	188,533	**124,943**	**17,598**
Other tax and surcharges payable	110,242	**117,323**	**16,525**
Deferred government grants**	17,257	**3,867**	**545**
Purchase consideration payable***	1,208,985	**529,648**	**74,599**
Payables for acquisition of non-controlling interests *(Note 4)*	–	**352,483**	**49,646**
Finance lease liabilities	–	**36,262**	**5,107**
Individual income tax payable**** *(Note 7)*	3,742	**7,999**	**1,127**
Others*****	98,946	**73,547**	**10,358**
	2,830,826	**2,838,085**	**399,736**
Non-current portion:			
Deferred government grants**	104,156	**87,181**	**12,279**
Purchase consideration payable***	–	**149,084**	**20,998**
Finance lease liabilities	180,815	**318,306**	**44,832**
Unrecognized tax benefit	40,539	**43,590**	**6,140**
Others*****	45,021	**36,642**	**5,161**
	370,531	**634,803**	**89,410**

* The amount represents contract liabilities for the rendering of services. The increase in customer advances as of December 31, 2023 is a result of the increase in consideration received from the Group's customers.

** The amount primarily represents government subsidies for the constructions of a data center in mainland China.

*** As of August 25, 2023, the Company has entered into supplementary agreements (the "Supplementary Agreements") with the founder shareholders and certain non-founder selling shareholders, to adjust the settlement timing and method of the remaining outstanding purchase consideration. Balance as of December 31, 2023 underlying and in accordance with these Supplementary Agreements will be settled by cash by August 31, 2025.

**** Represents IIT payable to the tax bureau on behalf of certain employees related to their exercise and vesting of share-based awards.

***** In July 2020, the Company received a reimbursement of US$7,469 (equivalent to RMB47,597) from the depository for the establishment and maintenance of the ADS program ("ADS Reimbursement"). As of December 31, 2022 and 2023, RMB10,762 and RMB10,945 (US$1,542) were included in the current portion, and RMB14,350 and RMB3,648 (US$514) were included in the non-current portion of accrued expenses and other liabilities, respectively. The ADS Reimbursement will be released to the consolidated statements of comprehensive loss in equal amounts over the ADS program term.

Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

14. LOANS

Bank loans

As of December 31, 2022 and 2023, the Group had a total of RMB909,500 and RMB1,110,896 (US$156,466) of short-term bank loans, respectively. Short-term bank loans are unsecured, and the weighted average interest rate as of December 31, 2022 and 2023 was 4.16% and 3.60%, respectively. The short-term bank loans will be repayable within one year.

As of December 31, 2023, the Group had an unsecured long-term bank loan of RMB100,000 (US$14,085) with fixed annual interest rate of 4.10%. The long-term bank loan will be repayable in December 2026.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group's unused facilities.

Related party loans

	As at December 31		
	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Current:			
Kingsoft Group*	–	**500,000**	**70,424**
Xiaomi Group**	340,129	**363,223**	**51,159**
	340,129	**863,223**	**121,583**
Non-current:			
Xiaomi Group**	413,464	**40,069**	**5,644**
	413,464	**40,069**	**5,644**
	753,593	**903,292**	**127,227**

* On December 4, 2023, the Group entered into a loan facility framework agreement with Kingsoft Corporation Limited (the "Kingsoft Loan Facility"). Under the terms of the Kingsoft Loan Facility, the Group may borrow from Kingsoft Corporation Limited, from December 5, 2023 to December 31, 2025, a principal amount of up to RMB1,500,000 to finance the Group's capital expenditure needs on electronic equipment procurement. The Kingsoft Loan Facility comprises of an one-time unsecured loan facility for amount up to RMB500,000, which has a repayment term of no more than ten months. Any additional borrowings under the Kingsoft Loan Facility should be secured by the Group's property and equipment, and have a repayment term of no more than 18 months. In December 2023, the Group drew down RMB500,000 from the one time unsecured loan facility with fixed annual interest rate of 3.75% per annum, and the loan will be repayable the loan in September 2024.

** During 2021 and 2022, the Group entered into several loan agreements with fixed annual interest rates of 4.36% and 3.98% with Xiaomi Group, respectively. During 2023, the Group entered into two loan agreements with Xiaomi Group to obtain loans from Xiaomi Group with fixed annual interest rates of 6.00% and 6.50%, respectively. The loans are secured by the Group's electronic equipment and the carrying amount of the electronic equipment pledged was RMB585,005 and RMB421,901 (US$59,424) as of December 31, 2022, and 2023, respectively.





Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

14. LOANS (Continued)

Related party loans (Continued)

As of December 31, 2023, the bank loans and the related party loans will be repaid according to the following schedule:

	RMB	US$
2024	1,986,534	279,797
2025	40,921	5,764
2026	100,000	14,085
	2,127,455	299,646

15. TAXATION

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The Group's mainland China entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the "EIT Law"), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise ("HNTE") are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group's mainland China entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor's disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise's jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.





Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

15. TAXATION (Continued)

Enterprise income tax (Continued)

China (Continued)

Loss before income taxes consists of:

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Mainland China	(1,646,607)	(2,475,677)	**(2,139,795)**	**(301,384)**
Non-Mainland China	70,592	(188,238)	**(25,893)**	**(3,646)**
	(1,576,015)	(2,663,915)	**(2,165,688)**	**(305,030)**

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Current income tax expense	27,593	59,668	**42,446**	**5,978**
Deferred income tax benefit	(11,852)	(35,195)	**(24,487)**	**(3,449)**
	15,741	24,473	**17,959**	**2,529**




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

15. TAXATION (Continued)

Enterprise income tax (Continued)

China (Continued)

The reconciliation of income tax expense computed using the mainland China statutory tax rate to the actual income tax expense is as follows:

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Loss before income tax	(1,576,015)	(2,663,915)	**(2,165,688)**	**(305,030)**
Income tax computed at the mainland China statutory tax rate of 25%	(394,004)	(665,978)	**(541,422)**	**(76,258)**
Effect of tax holiday and preferential tax rates	7,083	52,651	**110,393**	**15,549**
Effect of different tax rates in different jurisdictions	(1,681)	58,266	**21,918**	**3,087**
Other non-taxable income	(24,999)	(28,993)	**(26,008)**	**(3,663)**
Non-deductible expenses	36,719	5,727	**6,379**	**898**
Share-based compensation costs	108,588	90,015	**45,411**	**6,396**
Research and development super deduction	(146,639)	(64,718)	**(132,163)**	**(18,615)**
Withholding tax and others	9,552	10,785	**9,771**	**1,376**
Change in valuation allowance	434,056	525,169	**397,137**	**55,936**
True-up adjustments in respect of prior year's annual tax filing	(3,474)	(15,195)	**49,940**	**7,034**
Expiration of tax loss forward	–	124,555	**83,300**	**11,733**
Tax rate change on deferred items	(9,460)	(67,811)	**(6,697)**	**(944)**
Income tax expense	15,741	24,473	**17,959**	**2,529**





Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

15. TAXATION (Continued)

Deferred tax

The significant components of the Group's deferred tax assets and liabilities are as follows:

	As at December 31		
	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Deferred tax assets:			
Tax loss carried forward	2,318,161	**2,447,162**	**344,676**
Accrued expenses	84,428	**91,794**	**12,929**
Depreciation	17,073	**19,095**	**2,689**
Allowance for doubtful accounts	85,666	**185,467**	**26,122**
Government grant	5,779	**21,808**	**3,072**
Operating lease liabilities	57,828	**28,405**	**4,001**
Accrued interest	197,767	**215,659**	**30,375**
Finance lease liabilities	47,505	**80,286**	**11,308**
Impairment of long-lived assets	-	**129,036**	**18,174**
Others	8,241	**11,557**	**1,628**
Less: valuation allowance	(2,415,627)	**(2,809,601)**	**(395,724)**
	406,821	**420,668**	**59,250**
Deferred tax liabilities:			
Operating lease right-of-use assets	46,367	**25,464**	**3,587**
One-time deduction for fixed asset purchases	231,532	**292,141**	**41,147**
Long-lived assets arising from acquisition	238,672	**204,032**	**28,737**
Finance lease right-of-use assets	41,530	**17,452**	**2,458**
Others	15,772	**24,144**	**3,401**
	573,873	**563,233**	**79,330**
Net deferred tax liabilities：	167,052	**142,565**	**20,080**

The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2022 and 2023, the Group's total deferred tax assets before valuation allowances were RMB2,822,448 and RMB3,230,269 (US$454,974), respectively. As of December 31, 2022 and 2023, the Group recorded valuation allowances of RMB2,415,627 and RMB2,809,601 (US$395,724), respectively, on its deferred tax assets that are not more-likely-than-not to be realized.

As of December 31, 2023, the Group had net losses of approximately RMB10,017,814 (US$1,410,980) mainly deriving from entities in the mainland China and Hong Kong. The tax losses in the mainland China can be carried forward for five years to offset future taxable profit and the period was extended to ten years for entities that qualify as HNTE. The tax losses of entities in the mainland China will expire between 2024 and 2028 and the tax losses of entities in the mainland China that qualify as HNTE will expire between 2024 and 2033, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

15. TAXATION (Continued)

Unrecognized tax benefits

As of December 31, 2022 and 2023, the Group had unrecognized tax benefits of RMB58,718 and RMB61,030 (US$8,596), of which RMB18,179 and RMB17,440 (US$2,456), respectively, were presented as a reduction to the deferred tax assets related to tax losses carryforward, and the remaining amounts of RMB40,539 and RMB43,590 (US$6,140), respectively, were presented in other liabilities in the consolidated balance sheets. The Group does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. As of December 31, 2022 and 2023, there were RMB40,539 and RMB43,590 (US$6,140) of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively. A reconciliation of the beginning and ending balances of unrecognized tax benefit is as follows:

	As at December 31		
	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Balance at beginning of the year	59,049	**58,718**	**8,270**
Additions from the business acquisitions	–	**–**	**–**
Additions based on tax position related to current year	15,894	**9,449**	**1,331**
Additions based on tax positions related to prior year	22,462	**4,652**	**655**
Reductions for tax positions related to prior years	(38,687)	**(11,789)**	**(1,660)**
Balance at end of the year	58,718	**61,030**	**8,596**

For the periods presented, the Group did not record any interest related to unrecognized tax benefits.

In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group's subsidiaries located in mainland China. Accordingly, the subsidiaries' tax years of 2018 through 2023 remain open to examination by the respective tax authorities. There are no ongoing examinations by tax authorities for any of the Group's subsidiaries.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

16. SHARE-BASED PAYMENTS

The Company has three share-based compensation plans under which awards may be granted to employees, namely, the 2013 Share Option Scheme, the 2013 Share Award Scheme and 2021 Share Award Scheme. The maximum aggregate numbers of ordinary shares that are authorized to be issued under the 2013 Share Option Scheme, 2013 Share Award Scheme and 2021 Share Award Scheme are 209,750,000, 215,376,304 and 380,528,480, respectively. These plans have a contractual term of ten years. The share-based awards are accounted for as equity awards and generally vest over a period from two to five years.

2013 Share Option Scheme

A summary of the activity for the options granted under the 2013 Share Option Scheme is stated below:

	Number of options	Weighted-average exercise price US$	Weighted-average grant-date fair value US$	Weighted-average remaining contractual term Years	Aggregate intrinsic value US$
Outstanding, December 31, 2022	38,366,108	0.07	0.86	6.01	6,972
Forfeited	(1,147,119)	0.07	1.84		
Exercised	(4,363,286)	0.07	0.63		
Outstanding, December 31, 2023	**32,855,703**	**0.07**	**0.85**	**5.01**	**5,864**
Vested and expected to vest at December 31, 2023	**32,855,703**	**0.07**	**0.85**	**5.01**	**5,864**
Exercisable at December 31, 2023	**27,962,196**	**0.07**	**0.68**	**4.68**	**4,994**

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company's ordinary share as of December 31, 2022 and 2023 and the option's respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 were RMB79,224, RMB26,299 and RMB5,510 (US$776), respectively.

The weighted-average grant-date fair value of the share-based awards granted during the years ended December 31, 2021 and 2022 were US$2.80 and US$0.36 per option, respectively. There were no options granted during the year ended December 31, 2023. The aggregate fair value of the share-based awards vested during the years ended December 31, 2021, 2022 and 2023 were RMB51,892, RMB84,098, and RMB46,725 (US$6,581), respectively.

As of December 31, 2023, there were RMB14,236 (US$2,005) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 0.93 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

16. SHARE-BASED PAYMENTS (Continued)

2013 Share Award Scheme

A summary of the activity for the restricted shares issued under the 2013 Share Award Scheme is stated below:

	Number of shares	Weighted-average grant-date fair value US$
Outstanding, December 31, 2022	30,148,902	1.33
Vested	(9,271,339)	1.08
Forfeited	(7,740,183)	1.45
Outstanding, December 31, 2023	**13,137,380**	**1.22**
Expected to vest at December 31, 2023	**13,137,380**	**1.22**

The weighted-average grant-date fair value of the share-based awards granted during the years ended December 31, 2021 and 2022 were US$2.04 and US$1.29 per share, respectively. There were no share-based awards granted during the year ended December 31, 2023. The aggregate fair value of the share-based awards vested during the years ended December 31, 2021, 2022 and 2023 were RMB90,121, RMB119,156, and RMB71,379 (US$10,053), respectively.

As of December 31, 2023, there were RMB34,537 (US$4,864) of total unrecognized share-based compensation expenses related to unvested share-based awards which are expected to be recognized over a weighted-average period of 1.13 years. The fair value of the restricted shares is the fair value of the Company's ordinary shares at their respective grant dates. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.





Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

16. SHARE-BASED PAYMENTS (Continued)

2013 Share Award Scheme (Continued)

A summary of the activity for the options granted under the 2013 Share Award Scheme is stated below:

	Number of options	Weighted-average exercise price US$	Weighted-average grant-date fair value US$	Weighted-average remaining contractual term Years	Aggregate intrinsic value US$
Outstanding, December 31, 2022	17,068,100	0.87	0.31	6.97	–
Forfeited	(2,611,210)	0.87	0.29		
Outstanding, December 31, 2023	**14,456,890**	**0.87**	**0.32**	**5.97**	**–**
Vested and expected to vest at December 31, 2023	**14,456,890**	**0.87**	**0.32**	**5.97**	**–**
Exercisable at December 31, 2023	**12,391,620**	**0.87**	**0.31**	**5.96**	**–**

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company's ordinary share as of December 31, 2022 and 2023 and the option's respective exercise price. Total intrinsic value of options exercised for the year ended December 31, 2021 was RMB1,561. No options were exercised during the years ended December 31, 2022 or 2023.

The weighted-average grant-date fair value of the share-based awards granted during the year ended December 31, 2021 was US$0.31 per option. There were no options granted under 2013 Share Aware Scheme during the years ended December 31, 2022 and 2023. The aggregate fair value of the share-based awards vested during the years ended December 31, 2021, 2022 and 2023 were RMB16,192, RMB11,462, and RMB9,045 (US$1,274), respectively.

As of December 31, 2023, there were RMB1,420 (US$200) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 0.83 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

16. SHARE-BASED PAYMENTS (Continued)

2021 Share Award Scheme

In November 2021, the Company adopted the 2021 Share Award Scheme. A summary of the activity for the restricted shares with option features (the "RSUs") issued under the 2021 Share Award Scheme is stated below:

	Number of the RSUs	Weighted-average exercise price US$	Weighted-average grant-date fair value US$	Weighted-average remaining contractual term Years	Aggregate intrinsic value US$
Outstanding, December 31, 2022	104,003,481	0.01	0.32	9.44	25,786
Granted	154,646,877	0.01	0.27		
Exercised	(40,048,900)	0.01	0.28		
Forfeited	(12,449,108)	0.01	0.37		
Outstanding, December 31, 2023	**206,152,350**	**0.01**	**0.29**	**9.38**	**54,682**
Vested and expected to vest at December 31, 2023	**206,152,350**	**0.01**	**0.29**	**9.38**	**54,682**
Exercisable at December 31, 2023	**63,021,373**	**0.01**	**0.26**	**9.23**	**15,251**

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company's ordinary share as of December 31, 2023 and the exercise price of respective share-based awards. There were no share-based awards exercised during the year ended December 31, 2021. Total intrinsic value of the share-based awards exercised for the years ended December 31, 2022 and 2023 were RMB5,297 and RMB68,812 (US$9,692), respectively.

There were no awards granted during the year ended December 31, 2021. The weighted-average grant date fair value of the share-based awards granted during the years ended December 31, 2022 and 2023 were US$0.33 and US$0.27 per share, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2022 and 2023 were RMB18,371 and RMB108,925 (US$15,342), respectively.

As of December 31, 2023, there were RMB254,503 (US$35,846) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.57 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Others

In connection with the acquisition of Shenzhen Yunfan, the Company granted 11,684,432 restricted shares to certain employees that contain 1-3 years' service vesting condition. As of December 31, 2022 and 2023, 6,981,396 and 11,684,432 of restricted shares were vested, respectively. As of December 31, 2023, there were no unvested share-based awards.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

16. SHARE-BASED PAYMENTS (Continued)

Fair value of share options

The fair value of share options was determined using the binomial tree model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatility, the Company has made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. "Employee Stock Option Exercises: An Empirical Analysis." Journal of Accounting and Economics, vol. 21, no. 1 (February): 5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. For the employee exit rate, which represents the annual turnover rate of employees leaving services, the Group uses the historical employee exiting data to have an estimate of that input. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant.

The assumptions used to estimate the fair value of the share options granted for the years ended December 31, 2021 and 2022 are as follows:

	For the year ended December 31	
	2021	2022
Risk-free rate	1.13%-1.62%	1.75%-2.93%
Expected volatility range	36.28%-38.03%	35.62%-46.22%
Exercise multiple	2.20-2.80	2.20-2.80
Fair market value per ordinary share as at valuation dates	US$1.97-US$3.49	US$0.24-US$0.73

Share-based awards of Camelot

Camelot subsidiary also had an equity incentive plan granting share-based awards that contain 3-year service vesting condition (the "Camelot Award"). The portion relating to the acquisition-date fair-value-based measure of the "Camelot Award" that was attributable to precombination service was recognized as non-controlling interest and the portion relating to any remaining postcombination service was recognized as share-based compensation expenses in the Group's consolidated financial statements. The Group did not grant any share-based awards under the Camelot Award after its acquisition of Camelot.





Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

16. SHARE-BASED PAYMENTS (Continued)

Share-based awards of Camelot (Continued)

The acquisition date fair value of each Camelot Award is estimated using the binomial tree option pricing model with the following assumptions:

	2021
Risk-free rate	0.21%
Expected volatility	50.56%
Exercise multiple	2.20
Fair market value per ordinary share as at valuation dates	RMB23.00

In November 2022, the Company's board of directors approved to replace all outstanding Camelot Awards with cash consideration of RMB43,981 and 27,500,715 share-based awards of the Company under the 2021 Share Award Scheme.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Cost of revenues	17,481	15,618	**9,757**	**1,374**
Selling and marketing expenses	72,594	68,562	**6,977**	**983**
General and administrative expenses	193,886	187,843	**114,766**	**16,164**
Research and development expenses	150,389	87,812	**50,145**	**7,063**
	434,350	359,835	**181,645**	**25,584**

17. RESTRICTED NET ASSETS

The Company's ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant statutory laws and regulations of mainland China permit payments of dividends by the Group's mainland China subsidiaries only out of its retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company's mainland China subsidiaries. The Company has not previously declared or paid any cash dividend or dividend in kind and has no plan to declare or pay any dividends in the near future.





Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

17. RESTRICTED NET ASSETS (Continued)

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company's mainland China subsidiaries, being foreign-invested enterprises established in the mainland China, are required to provide certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its mainland China statutory accounts. The Company's mainland China subsidiaries are required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such fund has reached 50% of its registered capital based on the enterprise's mainland China statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the mainland China subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

In accordance with the mainland China Company Laws, the Company's mainland China subsidiaries and the VIEs must make appropriations from their annual after-tax profits as reported in their mainland China statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus
is made at the discretion of the Board of Directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

Under laws and regulations of mainland China, there are restrictions on the Company's mainland China subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid-in capital and statutory reserve funds of the Company's mainland China subsidiaries and the net assets of the VIEs and VIEs' subsidiaries in which the Company has no legal ownership, totaling RMB4,084,202 (US$575,248) as of December 31 2023; therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2022 and 2023 and for each of the three years in the period ended December 31, 2023 are disclosed in Note 24.

Furthermore, cash transfers from the Company's mainland China subsidiaries to its subsidiaries outside of China are subject to mainland China government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the mainland China subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.





Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

18. LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Numerator:				
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,588,712)	(2,658,184)	**(2,176,340)**	**(306,530)**
Denominator:				

Weighted average number of ordinary
    shares outstanding – basic
    and diluted
	3,441,729,444	3,623,838,985	**3,558,354,940**	**3,558,354,940**

Basic and diluted loss per share	(0.46)	(0.73)	**(0.61)**	**(0.09)**

For the years ended December 31, 2021, 2022 and 2023, the effects of all options and awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

19. SHAREHOLDERS' EQUITY

On September 3, 2021, the Company issued 247,475,446 ordinary shares in connection with the acquisition of Camelot.

On December 17, 2021, the Company's shareholders and Board of Directors approved to increase the Company's authorized share capital to US$40,000 divided into 40,000,000,000 ordinary shares with a par value of US$0.001 each.

On March 31, 2022, the Company's shareholders and Board of Directors authorized a share repurchase program ("2022 Share Repurchase Program") under which the Company may repurchase up to US$100,000 of its ordinary shares in the form of ADSs during a twelve-month period. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. Under the 2022 Share Repurchase Program, the Company has repurchased 183,901,110 ordinary shares for the year ended December 31, 2022.

On December 30, 2022, the Company completed its listing by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the "HK Stock Exchange").




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

20. RELATED PARTY TRANSACTIONS

a) Related Parties

Name of principal related parties	Relationship with the Group
Kingsoft Corporation Limited and its subsidiaries (other than all of entities of the Group) ("Kingsoft Group")	Principal shareholder of the Company
Xiaomi Corporation and its subsidiaries ("Xiaomi Group")	Entity controlled by a director of the Company

b) The Group had the following related party transactions:

	For the year ended December 31			
	2021 RMB	2022 RMB	**2023 RMB**	**2023 US$**
Revenues:				
Public cloud services provided to Xiaomi Group	749,597	804,647	**763,338**	**107,514**
Public cloud services provided to Kingsoft Group	156,158	187,907	**217,333**	**30,611**
Public cloud services provided to other related parties	–	50,629	**378**	**53**
Enterprise cloud services provided to Xiaomi Group	22,857	74,590	**104,967**	**14,784**
Enterprise cloud services provided to Kingsoft Group	838	10,892	**18,690**	**2,632**
Enterprise cloud services provided to other related parties	–	–	**2,200**	**310**
Other services provided to Kingsoft Group	74	–	**–**	**–**
Other services provided to other related parties	–	–	**436**	**61**
	929,524	1,128,665	**1,107,342**	**155,965**
Purchase of devices from Xiaomi Group	1,349	144	**91**	**13**
Interest expense on loans due to Xiaomi Group	16,633	48,707	**39,703**	**5,592**
Interest expense on a loan due to Kingsoft Group	4,088	18,364	**958**	**135**
Rental of building from Xiaomi Group*	56,452	48,766	**39,713**	**5,593**
Rental of office space, and administrative services from Kingsoft Group	13,321	13,931	**9,167**	**1,291**
	91,843	129,912	**89,632**	**12,624**



*   The Group entered into agreements to lease building and office space from Xiaomi Group. As of December 31, 2022 and 2023, the related operating lease right-of-use assets amounted to RMB167,697 and RMB115,622 (US$16,285) and operating lease liabilities amounted to RMB224,346 and RMB132,146 (US$18,612), respectively.

Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

20. RELATED PARTY TRANSACTIONS (Continued)

c) The Group had the following related party balances at the end of the year:

	As at December 31		
	2022 RMB	2023 RMB	2023 US$
Amounts due from related parties:			
Trade related:			
Xiaomi Group	200,577	189,027	26,623
Kingsoft Group	34,550	61,901	8,719
Other related parties*	6,268	71,372	10,053
Non-trade related:			
Kingsoft Group	10,868	–	–
	252,263	322,300	45,395
Amounts due to related parties:			
Trade related:			
Kingsoft Group	14,069	5,824	820
Xiaomi Group	44,245	26,520	3,735
Other related parties	–	7,055	994
Non-trade related:			
Kingsoft Group**	29,284	529,284	74,548
Xiaomi Group**	753,593	403,292	56,803
	841,191	971,975	136,900

* Amount as of December 31, 2023 included RMB51,778 (US$7,293) of prepayments to an equity method investee for electronic equipment.

** Amounts included related party loans as disclosed in Note 14.

All the balances with related parties except for the loans from Xiaomi Group were unsecured. All outstanding balances except for related party loans as disclosed in Note 14 are repayable on demand. The effect of ASC 326 to due from related parties was immaterial.





Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

21. COMMITMENTS AND CONTINGENCIES

Other commitments

On May 30, 2023 and August 1, 2023, the Group entered into two non-cancelable one-year internet data center service agreements pursuant to which the Group has total minimum contractual purchase commitments amounting to RMB1,150,000 (US$161,974). As of December 31, 2023, the remaining purchase commitment is RMB520,013 (US$73,242).

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group's business, financial position or results of operations.

22. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	RMB
Balance as of January 1, 2021	(68,440)
Foreign currency translation adjustments, net of tax of nil	(139,442)
Balance as of December 31, 2021	(207,882)
Foreign currency translation adjustments, net of tax of nil	660,956
Balance as of December 31, 2022	453,074
Foreign currency translation adjustments, net of tax of nil	102,268
Balance as of December 31, 2023	**555,342**
Balance as of December 31, 2023, in US$	**78,218**

There have been no reclassifications out of accumulated other comprehensive income (loss) to net loss for the periods presented.

23. SUBSEQUENT EVENTS

In January and March 2024, the Group entered into two loan agreements amounted to RMB400,000 in aggregate with Xiaomi Group. The loans are secured by the Group's electronic equipment and repayable by July and September 2025, respectively.

In March and April 2024, the Group drew down RMB700,000 and RMB300,000 under the Kingsoft Loan Facility, respectively. The loans are secured by the Group's property and equipment, and repayable in September and October 2025, respectively.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As at December 31		
	2022 RMB	2023 RMB	2023 US$
ASSETS			
Current assets:			
Cash and cash equivalents	169,743	21,752	3,064
Restricted Cash	–	171	24
Prepayments and other assets	34,141	30,456	4,290
Amounts due from subsidiaries (other than WFOE)*	4,354,380	1,834,723	258,415
Amounts due from WFOE	100,000	100,000	14,085
Total current assets	4,658,264	1,987,102	279,878
Non-current assets:			
Investments in subsidiaries	5,518,634	6,019,179	847,784
Total non-current assets	5,518,634	6,019,179	847,784
Total assets	10,176,898	8,006,281	1,127,662
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accrued expenses and other liabilities	1,309,490	916,574	129,098
Income tax payable	2,764	2,835	399
Amounts due to WFOE	5,287	5,377	757
Amounts due to VIEs and VIEs' subsidiaries	43,987	38,610	5,437
Total current liabilities	1,361,528	963,396	135,691
Other liabilities	14,350	152,733	21,514
Total non-current liabilities	14,350	152,733	21,514
Total liabilities	1,375,878	1,116,129	157,205
Commitments and contingencies			
Shareholders' equity:			
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 and 40,000,000,000 shares authorized, 3,805,284,801 and 3,805,284,801 shares issued, 3,508,413,941 and 3,562,097,466 shares outstanding as of December 31, 2022 and 2023, respectively)	25,062	25,443	3,584
Treasury shares	(208,385)	(208,385)	(29,350)
Additional paid-in capital	18,648,205	18,811,028	2,649,478
Accumulated deficit	(10,116,936)	(12,293,276)	(1,731,473)
Accumulated other comprehensive income	453,074	555,342	78,218
Total Kingsoft Cloud Holdings Limited shareholders' equity	8,801,020	6,890,152	970,457
Total liabilities and shareholders' equity	10,176,898	8,006,281	1,127,662

Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Operating expenses:				
General and administrative expenses	(40,913)	(148,392)	**(36,736)**	**(5,175)**
Total operating expenses	(40,913)	(148,392)	**(36,736)**	**(5,175)**
Operating loss				
Interest income	15,224	12,430	**3,830**	**539**
Interest expense	–	–	**(28,339)**	**(3,991)**
Foreign exchange gain (loss)	10,198	(39,426)	**8,078**	**1,138**
Other income, net	9,889	10,372	**12,683**	**1,786**
Other loss, net	–	(37,764)	**(14,433)**	**(2,033)**
Share of (losses) gains of subsidiaries	(121,100)	(264,260)	**62,514**	**8,806**
Contractual interests in VIEs and VIEs' subsidiaries**	(1,461,042)	(2,190,364)	**(2,183,913)**	**(307,598)**
Loss before income taxes	(1,587,744)	(2,657,404)	**(2,176,316)**	**(306,528)**
Income tax expense	(968)	(780)	**(24)**	**(2)**
Net loss	(1,588,712)	(2,658,184)	**(2,176,340)**	**(306,530)**
Other comprehensive income (loss), net of tax of nil:				
Foreign currency translation adjustments	(139,442)	660,956	**102,268**	**14,404**
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(1,728,154)	(1,997,228)	**(2,074,072)**	**(292,126)**

* Majority of amounts due from the Company's subsidiaries were ultimately provided to the VIEs and their subsidiaries by the Company's subsidiaries. Except for the Company's investments in Camelot, the carrying amounts of investments in subsidiaries and the VIEs were reduced to zero by the Company's share of contractual interests in cumulative losses as of December 31, 2022, and 2023, and the carrying amounts of "amounts due from subsidiaries" were further adjusted.

** It represents the primary beneficiary's share of losses generated from the VIEs and their subsidiaries.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

24. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31			
	2021 *RMB*	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Net cash generated from (used in) operating activities	1,178,019	(40,310)	**(66,851)**	**(9,416)**
Net cash (used in) generated from investing activities	(1,179,393)	358,010	**609,277**	**85,815**
Net cash used in financing activities	(815)	(215,923)	**(681,660)**	**(96,010)**
Effect of exchange rate changes on cash and cash equivalents	3,570	(1,427)	**(8,586)**	**(1,209)**
Net increase (decrease) in cash and cash equivalents	1,381	100,350	**(147,820)**	**(20,820)**
Cash and cash equivalents at beginning of the year	68,012	69,393	**169,743**	**23,908**
Cash and cash equivalents at end of the year	69,393	169,743	**21,923**	**3,088**

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIEs under the equity method of accounting as prescribed in ASC 323, *Investments – Equity Method and Joint Ventures*. Such investments are presented on the condensed balance sheets as "investments in subsidiaries" and the subsidiaries' and the VIEs' losses and gains as "share of (losses) gains of subsidiaries" and "contractual interests in VIEs and VIEs' subsidiaries" on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company adjusted the carrying amount of "investments in subsidiaries" for its share of the subsidiaries' and the VIEs' cumulative losses until the investment balance reaches zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries' and the VIEs' or is otherwise committed to provide further financial support.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end.

The parent company only financial statements should be read in conjunction with the Company's consolidated financial statements.

25. DIVIDENDS

No dividend was declared by the Company during the years ended 31 December 2023 and 2022.




Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

26. DIRECTORS' REMUNERATION

Directors' and chief executive's remuneration for the periods presented, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	For the year ended December 31		
	2022 *RMB*	**2023** ***RMB***	**2023** ***US$***
Fees	924	**1,065**	**150**
Other emoluments:			
Salaries, allowances and benefits in kind	1,498	**1,760**	**248**
Performance related bonuses	–	**147**	**21**
Equity-settled share-based payment expense	(23,012)	**–**	**–**
Pension scheme contributions	25	**–**	**–**
	(21,489)	**1,907**	**269**
	(20,565)	**2,972**	**419**

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the periods presented were as follows:

	Fees *RMB*	Salaries, allowances and benefits in kind *RMB*	Performance related bonuses *RMB*	Equity- settled share-based payment expense *RMB*	Pension scheme contributions *RMB*	Total remuneration *RMB*
Year ended December 31, 2022						
Kuiguang Niu *(Note (a))*	–	–	–	–	–	–
Mingto Yu *(Note (b))*	336	–	–	–	–	336
Hang Wang *(Note (b))*	336	–	–	–	–	336
Jingyuan Qu *(Note (g))*	252	–	–	–	–	252
	924	–	–	–	–	924
Year ended December 31, 2023						
Mingto Yu *(Note (b))*	**355**	**–**	**–**	**–**	**–**	**355**
Hang Wang *(Note (b))*	**355**	**–**	**–**	**–**	**–**	**355**
Jingyuan Qu *(Note (g))*	**355**	**–**	**–**	**–**	**–**	**355**
	1,065	**–**	**–**	**–**	**–**	**1,065**



There were no other emoluments payable to the independent non-executive directors during the periods presented.



Notes to the Consolidated Financial Statements
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

26. DIRECTORS' REMUNERATION (Continued)

(b) Executive directors

	Fees RMB	Salaries, allowances and benefits in kind RMB	Performance related bonuses RMB	Equity-settled share-based payment expense RMB	Pension scheme contributions RMB	Total remuneration RMB
Year ended December 31, 2022						
Yulin Wang *(Note (c))*	–	1,498	–	(23,012)	25	(21,489)
Tao Zou *(Note (e))*	–	–	–	–	–	–
Haijian He *(Note (h))*	–	–	–	–	–	–
	–	1,498	–	(23,012)	25	(21,489)
Year ended December 31, 2023						
Tao Zou *(Note (e))*	–	–	–	–	–	–
Haijian He *(Note (h))*	–	1,760	147	4,911	–	6,818
	–	1,760	147	4,911	–	6,818

(c) Non-executive directors

	Fees RMB	Salaries, allowances and benefits in kind RMB	Performance related bonuses RMB	Equity-settled share-based payment expense RMB	Pension scheme contributions RMB	Total remuneration RMB
Year ended December 31, 2022						
Jun Lei *(Note (d))*	–	–	–	–	–	–
Tao Zou *(Note (e))*	–	–	–	–	–	–
Hangjun Ye *(Note (f))*	–	–	–	–	–	–
	–	–	–	–	–	–
Year ended December 31, 2023						
Jun Lei *(Note (d))*	–	–	–	–	–	–
Hangjun Ye *(Note (f))*	–	–	–	–	–	–
	–	–	–	–	–	–

Except for one director, who waived remuneration amounting to RMB84 and RMB nil for the years ended December 31, 2022, and 2023, none of the other directors waived any emoluments during the periods presented.





Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

26. DIRECTORS' REMUNERATION (Continued)

(c) Non-executive directors (Continued)

Notes:

(a) Kuiguang Niu has been appointed as an independent non-executive director of the Company since April 2015 and resigned from the position as an independent non-executive director in April 2022.

(b) Mingto Yu and Hang Wang have been appointed as independent non-executive directors of the Company since May 2020.

(c) Yulin Wang has been appointed as the chief executive officer since December 2016, and an executive director of the Company since April 2015 and resigned from the position as the chief executive officer and executive director of the Company in August 2022.

(d) Jun Lei has been appointed as the chairman of the Board of Directors since April 2015, and a non-executive director of the Company since January 2012.

(e) Tao Zou has been appointed as the vice chairman of the Board of Directors since December 2018, and a non-executive director of the Company since December 2016. Tao Zou was appointed as acting chief executive officer in August 2022.

(f) Hangjun Ye has been appointed as a non-executive director of the Company since April 2021.

(g) Jingyuan Qu has been appointed as an independent non-executive director of the Company since April 2022.

(h) Haijian He has been appointed as an executive director of the Company since December 2022.

27. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the Relevant Periods included the following number of directors and chief executive, details of whose remuneration are set out in Note 26 above.

	For the year ended December 31,	
	2022	**2023**
Directors and chief executive	–	**–**
Neither directors nor chief executive	5	**5**
	5	**5**




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

27. FIVE HIGHEST PAID EMPLOYEES (Continued)

Details of the remuneration for the year of the remaining highest paid employees who are neither a director nor chief executive of the Company are as follows:

	For the year ended December 31,	
	2022 RMB	2023 RMB
Salaries, allowances and benefits in kind	7,732	37,757
Performance related bonuses	2,434	146
Equity-settled share-based payment expense	43,675	36,525
Pension scheme contributions	115	–
	53,956	74,428

The number of non-director and non-chief executive highest paid employees whose remuneration fell within the following bands is as follows:

	For the year ended December 31,	
	2022	2023
HK$4,500,001 to HK$5,000,000	–	1
HK$6,500,001 to HK$7,000,000	1	–
HK$7,500,001 to HK$8,000,000	2	1
HK$8,000,001 to HK$8,500,000	1	–
HK$13,000,001 to HK$13,500,000	–	1
HK$23,500,001 to HK$24,000,000	–	1
HK$32,500,001 to HK$33,000,000	1	1
	5	5

During the periods presented, the non-director Individuals were granted share options in respect of their services to the Group, under the share option plans of the Company, further details of which are set out in Note 16. The share-based compensation expenses were recognized in the consolidated statements of comprehensive loss during the periods presented.

No remuneration was paid by the Group to any directors, the chief executive or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office for the years ended December 31, 2022 and 2023.





Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRSs"). The effects of material differences on each financial statements line items affected between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRSs are set out below:

Reconciliation of consolidated statements of profit or loss and other comprehensive income

| | For the year ended December 31, 2022 | | | | | | |
| | | IFRSs adjustments | | | | | |
	Amount at reported under U.S. GAAP RMB	Preferred Shares (Note (i)) RMB	Operating leases (Note (ii)) RMB	Equity investments (Note (iii)) RMB	Share-based compensation (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Amounts under IFRSs RMB
Cost of revenues	(7,750,569)	–	4,118	–	570	–	(7,745,881)
Selling and marketing expenses	(560,059)	–	–	–	1,113	–	(558,946)
General and administrative expenses	(1,149,677)	–	7,143	–	(4,878)	–	(1,147,412)
Research and development expenses	(971,216)	–	–	–	9,718	–	(961,498)
Interest expense	(137,812)	–	(12,906)	–	–	–	(150,718)
Other gain (loss), net/Share of profit and loss of joint ventures and associates	(43,810)	–	–	(24,728)	–	–	(68,538)
(Loss) income before income taxes	(2,663,915)	–	(1,645)	(24,728)	6,523	–	(2,683,765)
Net (loss) income	(2,688,388)	–	(1,645)	(24,728)	6,523	–	(2,708,238)
Net (loss) income attributable to ordinary shareholders	(2,658,184)	–	(1,645)	(24,728)	6,523	–	(2,678,034)
Other comprehensive (loss) income, net of tax of nil – Foreign currency translation adjustments	660,697	–	(6)	–	–	–	660,691

Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of consolidated statements of profit or loss and other comprehensive income (Continued)

| | For the year ended December 31, 2023 | | | | | | |
| | | IFRSs adjustments | | | | | |
	Amount at reported under U.S. GAAP *RMB*	Preferred Shares *(Note (i))* *RMB*	Operating leases *(Note (ii))* *RMB*	Equity investments *(Note (iii))* *RMB*	Share-based compensation *(Note (iv))* *RMB*	Issuance costs *(Note (v))* *RMB*	Amounts under IFRSs *RMB*
Cost of revenues	(6,197,292)	–	3,798	–	(2,632)	–	(6,196,126)
Selling and marketing expenses	(460,221)	–	–	–	(10,603)	–	(470,824)
General and administrative expenses	(1,060,022)	–	6,674	–	(24,051)	–	(1,077,399)
Research and development expenses	(784,807)	–	–	–	(451)	–	(785,258)
Interest expense	(146,026)	–	(8,712)	–	–	–	(154,738)
Other gain (loss), net/Share of profit and loss of joint ventures and associates	(32,673)	–	–	(830)	–	–	(33,503)
(Loss) income before income taxes	(2,165,688)	–	1,760	(830)	(37,737)	–	(2,202,495)
Net (loss) income	(2,183,647)	–	1,760	(830)	(37,737)	–	(2,220,454)
Net (loss) income attributable to ordinary shareholders	(2,176,340)	–	1,760	(830)	(37,737)	–	(2,213,147)
Other comprehensive (loss) income, net of tax of nil							
– Foreign currency translation adjustments	102,241	–	(15)	–	–	–	102,226




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US\$"),
except for number of shares and per share data)

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of consolidated balance sheets

| | For the year ended December 31, 2022 | | | | | | |
| | | IFRSs adjustments | | | | | |
	Amount at reported under U.S. GAAP *RMB*	Preferred Shares *(Note (i))* *RMB*	Operating leases *(Note (ii))* *RMB*	Equity investments *(Note (iii))* *RMB*	Share-based compensation *(Note (iv))* *RMB*	Issuance costs *(Note (v))* *RMB*	Amounts under IFRSs *RMB*
Property and equipment, net	2,132,994	–	1,404	–	–	–	2,134,398
Equity investments/Financial assets at fair value through profit or loss	273,580	–	–	(86,742)	–	–	186,838
Operating lease right-of-use assets	220,539	–	(15,897)	–	–	–	204,642
Total assets	17,316,231	–	(14,493)	(86,742)	–	–	17,214,996
Additional paid-in capital	18,648,205	2,236,919	–	–	(70,145)	21,205	20,836,184
Accumulated deficit	(10,102,236)	(1,700,368)	(14,493)	(86,742)	70,145	(20,665)	(11,854,359)
Accumulated other comprehensive income (loss)	453,074	(536,551)	–	–	–	(540)	(84,017)
Total shareholders' (deficit) equity	9,583,499	–	(14,493)	(86,742)	–	–	9,482,264

| | For the year ended December 31, 2023 | | | | | | |
| | | IFRSs adjustments | | | | | |
	Amount at reported under U.S. GAAP *RMB*	Preferred Shares *(Note (i))* *RMB*	Operating leases *(Note (ii))* *RMB*	Equity investments *(Note (iii))* *RMB*	Share-based compensation *(Note (iv))* *RMB*	Issuance costs *(Note (v))* *RMB*	Amounts under IFRSs *RMB*
Property and equipment, net	2,186,145	–	1,277	–	–	–	2,187,422
Equity investments	259,930	–	–	(87,572)	–	–	172,358
Operating lease right-of-use assets	158,832	–	(14,025)	–	–	–	144,807
Total assets	15,070,278	–	(12,748)	(87,572)	–	–	14,969,958
Additional paid-in capital	18,811,028	2,236,919	–	–	(32,407)	21,205	21,036,745
Accumulated deficit	(12,315,041)	(1,700,368)	(12,733)	(87,572)	32,407	(20,665)	(14,103,972)
Accumulated other comprehensive (loss) income	555,342	(536,551)	(15)	–	–	(540)	18,236
Total shareholders' (deficit) equity	6,890,152	–	(12,748)	(87,572)	–	–	6,789,832

Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of consolidated balance sheets (Continued)

Notes:

(i) Preferred Shares

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category for financial instruments that are not mandatorily redeemable in addition to the financial liability and permanent equity categories. The Company classified the convertible preferred shares and redeemable convertible preferred shares as mezzanine equity in the condensed consolidated balance sheets, net of issuance costs, and recognized accretion to the respective redemption value.

Under IFRSs, the redeemable convertible preferred shares are split and accounted for as follows: (i) financial liability stated at amortized cost for the host financial liability; (ii) derivative financial liability measured at fair value with changes in fair value through profit or loss for the conversion rights; and (iii) the residual amount recorded in equity.

Upon completion of the Company's IPO on NASDAQ in 2020, the redeemable convertible preferred shares were automatically converted into ordinary shares and reclassed from mezzanine-equity to ordinary shares and additional paid-in capital under US GAAP. While under IFRSs, fair value change of liability portion of the redeemable convertible preferred shares was recorded in the accumulated deficit, resulting in the differences related to preferred shares between U.S. GAAP and IFRSs.

(ii) Operating leases

Under U.S. GAAP, the Group adopted ASC 842 from January 1, 2020, while under IFRSs, the Group adopted IFRS 16 from January 1, 2019. Accordingly, the reconciliation represents timing difference in the operating leases to reflect the effect of adoption of IFRS 16 in the year ended December 31, 2019.

Under ASC 842, the Group remeasures lease liabilities for operating leases at the present value of the remaining lease payments, while right-of-use assets are remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term.

Under IFRS 16, the amortization of right-of-use assets is on a straight-line basis while interest expenses related to lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost, which would generally result in more expense recorded in the earlier years of the lease.

(iii) Equity investments

Equity investments primarily comprise of investments that are not in-substance common stock. Under U.S. GAAP, if such investments do not have readily determinable fair value and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Under IFRSs, investments over which the Group is in a position to exercise significant influence or has joint control are stated in the condensed consolidated balance sheets at the Group's share of net assets under the equity method of accounting, less any impairment losses.




Notes to the Consolidated Financial Statements

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),
except for number of shares and per share data)

28. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

Reconciliation of consolidated balance sheets (Continued)

Notes: (Continued)

(iv)   Share-based compensation

Under U.S. GAAP, the Group elected to account for forfeitures as they occur.

Under IFRSs, the share-based compensation expenses for the share options and restricted share units that have satisfied the service condition are recorded with the likelihood of the conditions being met and assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest.

Under U.S. GAAP, the service inception date usually is the grant date, but may precede the grant date only if (1) an award is authorized, (2) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (3) either (a) the award's terms do not include a substantive future requisite service condition that exists at the grant date or (b) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award.

Under IFRSs, the service inception date usually is the grant date, but may precede the grant date if services are received prior to the grant date. In this situation, the Group estimated the grant date fair value of the equity instruments to recognize the services received during the period between the service inception date and the grant date, and revised the earlier estimate once the grant date has been established so that the amounts recognized for services received are ultimately based on the grant date fair value of the equity instruments.

(v)   Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds from the offering.

Under IFRSs, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market and are allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in profit or loss.





Five Years Financial Summary

	For the year ended December 31				
	2019	2020	2021	2022	**2023**
	(RMB in thousands)				
Revenues	3,956,353	6,577,307	9,060,784	8,180,107	**7,047,461**
Gross profit	7,709	356,983	351,288	429,538	**850,169**
Loss before income taxes	(1,102,196)	(947,294)	(1,576,015)	(2,663,915)	**(2,165,688)**
Net loss	(1,111,199)	(962,198)	(1,591,756)	(2,688,388)	**(2,183,647)**
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,111,199)	(962,259)	(1,588,712)	(2,658,184)	**(2,176,340)**

	As of December 31,				
	2019	2020	2021	2022	**2023**
	(RMB in thousands)				
Current assets	4,149,739	9,544,718	12,412,816	9,048,353	**6,098,124**
Non-current assets	1,882,082	2,384,496	8,665,224	8,267,878	**8,972,154**
Total assets	6,031,821	11,929,214	21,078,040	17,316,231	**15,070,278**
Current liabilities	2,419,991	3,465,599	7,515,880	6,658,626	**6,828,590**
Non-current liabilities	74,557	223,565	2,069,737	1,074,106	**995,784**
Total liabilities	2,494,548	3,689,164	9,585,617	7,732,732	**7,824,374**
Total Kingsoft Cloud Holdings Limited shareholders' (deficit)/equity	(4,197,259)	8,239,989	10,603,949	8,801,020	**6,890,152**
Total liabilities, mezzanine equity, non-controlling interests and shareholders' (deficit)/equity	6,031,821	11,929,214	21,078,040	17,316,231	**15,070,278**




Definitions

"ADS(s)"	American Depositary Shares, each representing 15 Shares
"Articles" or "Articles of Association"	the second amended and restated articles of association of the Company adopted by a special resolutions of the Shareholders on December 29, 2022 and effective on December 30, 2022
"Audit Committee"	the audit committee of the Board
"Beijing Digital Entertainment"	Beijing Kingsoft Digital Entertainment Technology Co., Ltd.* (北京金山數字娛樂科技有限公司), a limited liability company established under the laws of the PRC on July 30, 2003
"Beijing Kingsoft Cloud"	Beijing Kingsoft Cloud Technology Co., Ltd.* (北京金山雲科技有限公司), a limited liability company established under the laws of the PRC on April 9, 2012 and one of the WFOEs
"Board"	the board of Directors
"Camelot"	Camelot Employee Scheme INC. (subsequently merged with and into the Group pursuant to the Camelot Merger Agreement)
"Camelot Group"	Camelot and its subsidiaries
"Camelot Merger Agreement"	an agreement and plan of merger dated July 31, 2021 entered into by and among our Company, Camelot, Yiming Ma, Heidi Chou, Benefit Overseas Limited and Dreams Power Ltd.
"Camelot Technology"	Camelot Technology Corporation Limited* (柯萊特科技有限責任公司), a limited liability company established under the laws of the PRC on March 12, 2001 and an indirect non-wholly-owned subsidiary of our Company
"Cayman Companies Act"	the Companies Act (As Revised), Cap. 22 (Law 3 of 1961) of the Cayman Islands, as amended or supplemented or otherwise modified from time to time
"Chief Executive Officer" or "CEO"	the chief executive officer of our Company
"China" or "PRC"	the People's Republic of China, and for the purposes of this annual report only, except where the context requires otherwise, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Company", "our Company" or "the Company"	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012
"Compensation Committee"	the compensation committee of the Board




Definitions

"Consolidated Affiliated Entity(ies)"	entities the Group control wholly or partly through the Contractual Arrangements, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into among our WFOEs, our VIEs and/or their respective registered shareholders, details of which are set out in "Non-Exempted Continuing Connected Transactions under Contractual Arrangements"
"Controlling Shareholder"	has the meaning ascribed to it under the Listing Rules
"Corporate Governance Code"	The Corporate Governance Code set out in Appendix C1 of the Listing Rules
"Corporate Governance Committee"	the corporate governance committee of the Board
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會)
"Director(s)"	the director(s) of the Company
"Depositary"	The Bank of New York Mellon, the depositary for our ADSs program
"GAAP"	generally accepted accounting principles
"Group", "we" or "us"	our Company, its subsidiaries and the Consolidated Affiliated Entities from time to time or, where the context so requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Kingsoft Cloud Information"	Kingsoft Cloud (Beijing) Information Technology Co. Ltd.* (金山雲(北京)信息技術有限公司), a limited liability company established under the laws of the PRC on April 13, 2018 and one of the VIEs
"Kingsoft Corporation"	Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on the Stock Exchange (stock code: 03888), and the controlling shareholder of the Company within the meaning of the Listing Rules
"Kingsoft Group"	Kingsoft Corporation and its subsidiaries (excluding the Group)




Definitions

"Kingsoft Office"	Beijing Kingsoft Office Software, Inc.* (北京金山辦公軟件股份有限公司), a subsidiary of Kingsoft Corporation and was listed on the SSE STAR Market in November 2019
"Latest Practicable Date"	April 26, 2024, being the latest practicable date prior to the bulk printing and publication of this annual report
"Listing"	the listing of the Shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	December 30, 2022, the date on which the Shares were listed and on which dealings in the Shares were to be first permitted to take place on the Hong Kong Stock Exchange
"Listing Document"	the listing document of the Company dated December 23, 2022
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Memorandum" or "Memorandum of Association"	the second amended and restated memorandum of association of our Company adopted by a special resolutions of the Shareholders on December 29, 2022 and effective on December 30, 2022
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Nasdaq"	the Nasdaq Global Select Market
"Nomination Committee"	the nomination committee of the Board
"PRC Legal Adviser"	Fangda Partners, our legal advisers as to PRC law
"Registered Shareholders"	Beijing Digital Entertainment and Ms. Qiu Weiqin, being the registered shareholders of Zhuhai Kingsoft Cloud; and Ms. Qiu Weiqin and Mr. Zou Tao, being the registered shareholders of Kingsoft Cloud Information
"Reporting Period"	the year ended December 31, 2023
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"RSU(s)"	restricted Share unit(s)
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time




Definitions

"Share(s)"	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange" or "Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it in the Listing Rules
"United States", "U.S." or "US"	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"USD", "US dollars", "U.S. dollars" or "US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	generally accepted accounting principles in the United States of America
"VIE" or "VIEs"	variable interest entity or variable interest entities and unless the context otherwise requires, refers to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information
"weighted voting right" or "WVR"	has the meaning ascribed to it in the Listing Rules
"WFOE" or "WFOEs"	wholly-owned subsidiary(ies) of our Company and unless the context otherwise requires, refers to Beijing Kingsoft Cloud and Yunxiang Zhisheng
"Xiaomi"	Xiaomi Corporation, an exempted limited liability company incorporated in the Cayman Islands on January 5, 2010, with its shares listed on the Stock Exchange (stock code: 1810), our substantial shareholder
"Xiaomi Group"	Xiaomi Corporation, its subsidiaries and consolidated affiliated entities
"Yunxiang Zhisheng"	Beijing Yunxiang Zhisheng Technology Co., Ltd.* (北京雲享智勝科技有限公司), a limited liability company established under the laws of the PRC on December 15, 2015 and one of the WFOEs
"Zhuhai Kingsoft Cloud"	Zhuhai Kingsoft Cloud Technology Co., Ltd.* (珠海金山雲科技有限公司), a limited liability company established under the laws of the PRC on August 21, 2009 and one of the VIEs
"%"	per cent

* *For identification purposes only*